FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of May 8, 2007

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
46a, Avenue John F. Kennedy
L-1855 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ☑  Form 40-F___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes ___         No☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris' notice of Annual General Meeting and Extraordinary General Meeting of Shareholders and the Shareholder Meeting Brochure and Proxy Statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2007
Tenaris, S.A.
By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Dear Tenaris Shareholder and ADR Holder,

I am pleased to invite you to attend the Annual General Meeting and an Extraordinary General Meeting of Shareholders of the Company. Both meetings will be held on Wednesday, June 6, 2007, at 46A, Avenue John F. Kennedy L-1855 Luxembourg. The Annual General Meeting will begin promptly at 11:00 a.m. (Central European Time), while the Extraordinary General Meeting will follow immediately thereafter.

At the Annual General Meeting, you will have the opportunity to hear a report on the Company’s business, financial condition and results of operation and to vote on various matters, including the approval of the Company’s financial statements, the election of the members of the board of directors and the appointment of the independent auditors. Subsequently, the Extraordinary General Meeting will decide to renew, for a further five years and otherwise on its current terms and conditions, the validity of the Company’s authorized share capital, and the authorization to the board of directors to issue shares within that limit.

The Notice and Agenda for both Meetings, the Shareholder Meeting Brochure and Proxy Statement and the Company’s 2006 annual report (which includes the Company’s financial statements for the year ended December 31, 2006, 2005 and 2004 in their consolidated and unconsolidated form, together with the board of directors’ and independent auditors reports), are available free of charge at the Company's registered office in Luxembourg and on our website at www.tenaris.com/investors. They may also be obtained upon request, by calling 1-800-990-1135 (if you are in the United States) or +1-201-680-6630 (if you are outside the United States).

Even if you only own a few shares or ADRs, I hope that you will exercise your right to vote at both Meetings. You can vote your shares personally or by proxy. If you choose to vote by proxy, you may use the enclosed dedicated proxy form. If you are a holder of ADRs, please see the letter from JPMorgan Chase Bank, N.A., depositary bank, for instructions on how to exercise your vote by proxy.

Yours sincerely,

Paolo Rocca
Chairman and Chief Executive Officer

April 27, 2007

JPMORGAN CHASE BANK, N.A.
4 New York Plaza, Floor 13
New York, NY 10004

Re: TENARIS S.A.

To:	Registered Holders of American Depositary Receipts (“ADRs”)
for Shares of Common Stock, US$1 Par Value (“Common Stock”), of Tenaris S.A. (the “Company”):

The Company has announced that its Annual General Meeting of Shareholders will be held on June 6, 2007, at 11:00 a.m. (Central European Time), and that an Extraordinary General Meeting will be held immediately after conclusion of the Annual General Meeting. Both meetings will take place at 46A, Avenue John F. Kennedy L-1855 Luxembourg. A copy of the Company’s Notice of Annual General Meeting and Extraordinary General Meeting of Shareholders, including the agenda for such meetings, is enclosed.

The Notice of Annual General Meeting and Extraordinary General Meeting of Shareholders, the Shareholder Meeting Brochure and Proxy Statement, and the Company’s 2006 annual report (which includes the Company’s financial statements for the year ended December 31, 2006, 2005 and 2004 in their consolidated and unconsolidated form, together with the board of directors and independent auditors reports), are available on the website at www.tenaris.com/investors and may also be obtained upon request at 1-800-990-1135 (if you are in the United States) or +1-201-680-6630 (if you are outside the United States). These materials are provided to allow the shares represented by your ADRs to be voted at the meetings.

Each holder of ADRs as of April 30, 2007, which continues to hold such ADRs on May 22, 2007, is entitled to instruct JPMorgan Chase Bank, N.A., as Depositary (the “Depositary”), as to the exercise of the voting rights pertaining to the Company’s shares of Common Stock represented by such holder’s ADRs. Although voting instructions are sent to holders and proxy materials are available on the website beginning on May 5, 2007, only those Holders of record at each of April 30, 2007 and May 22, 2007 will be entitled to provide the Depositary with voting instructions. Notwithstanding that holders of ADRs must have held ADRs on each such date, in order to avoid the possibility of double vote, only those positions on May 22, 2007 will be counted for voting instruction purposes. Eligible ADR holders who desire to have their shares represented by their ADRs voted at the Meeting must complete, date and sign a proxy form and return it to JPMorgan Chase Bank, N.A., P.O. Box 3500, South Hakensack, NJ 07606-3500, U.S.A. If the Depositary receives properly completed instructions by 3:00 p.m., New York City time, on May 30, 2007, then it shall vote or cause to be voted the shares underlying such ADRs in the manner prescribed by the instructions. However, if by 3:00 p.m., New York time, on May 30, 2007, the Depositary receives no instructions from the holder of ADRs, or the instructions are not in proper form, then the Depositary shall deem such holder to have instructed the Depositary to vote the underlying shares of Common Stock of any such ADRs in favor of any proposals or recommendations of the Company, for which purposes the Depositary shall issue a discretionary proxy to a person appointed by the Company to vote such shares in favor of any proposals or recommendations of the Company (including any recommendation by the Company to vote such shares on any given issue in accordance with the majority shareholder vote on that issue). No instruction shall be deemed given and no discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary it does not wish such proxy given or if the proposal has, in the discretion of the Depositary, a materially adverse effect on the rights of the holders of ADRs.

Any holder of ADRs is entitled to revoke any instructions which it has previously given to the Depositary by filing with the Depositary a written revocation or duly executed instructions bearing a later date at any time prior to 3:00 p.m., New York time, on May 30, 2007. No instructions, revocations or revisions thereof shall be accepted by the Depositary after that time.

IF YOU WANT YOUR VOTE TO BE COUNTED, THE DEPOSITARY MUST RECEIVE YOUR VOTING INSTRUCTIONS PRIOR TO 3:00 P.M. (NEW YORK CITY TIME) ON MAY 30, 2007.

JPMORGAN CHASE BANK, N.A.
Depositary
April 27, 2007
New York, New York

Tenaris S.A.
Société Anonyme Holding
46A, avenue John F. Kennedy
L-1855, Luxembourg
RCS Luxembourg B 85 203

Notice of the Annual General Meeting and Extraordinary General Meeting of Shareholders to be held on June 6, 2007

Notice is hereby given to holders of shares of common stock of Tenaris S.A. (the “Company”) that the Annual General Meeting of Shareholders will be held on June 6, 2007, at 11:00 a.m. (Central European Time), and that an Extraordinary General Meeting will be held immediately after conclusion of the Annual General Meeting. Both meetings will be held at 46A, avenue John F. Kennedy L-1855 Luxembourg. In the Annual General Meeting, shareholders will vote with respect to the items listed below under the heading “Annual General Meeting of Shareholders”. At the Extraordinary General Meeting, shareholders will vote with respect to the items listed below under the heading “Extraordinary General Meeting of Shareholders”.

Agenda

Annual General Meeting of Shareholders

1.
Consideration of the Board of Directors’ and independent auditor’s reports on the Company’s consolidated financial statements. Approval of the Company’s consolidated financial statements for the years ended December 31, 2006, 2005 and 2004.

2.	Consideration of the Board of Directors’ and independent auditors’ reports on the Company’s annual accounts. Approval of the Company’s annual accounts as at December 31, 2006.
3.	Allocation of results and approval of dividend payment.
4.	Discharge to the members of the Board of Directors.
5.	Election of the members of the Board of Directors.
6.	Compensation of the members of the Board of Directors.
7.
Authorisation to the Board of Directors to cause the distribution of all shareholder communications, including its shareholder meeting and proxy materials and annual reports to shareholders, by such electronic means as is permitted by any applicable laws or regulations.

Appointment of the independent auditors and approval of their fees.Pursuant to the Company’s Articles of Association, resolutions at the Annual General Meeting of Shareholders will be passed by simple majority vote, irrespective of the number of shares present or represented.

Extraordinary General Meeting of Shareholders

1. The renewal of the validity period of the Company’s authorized share capital for a period starting on the date of the general meeting of shareholders and ending on the fifth anniversary of the date of the publication in the Mémorial of the deed recording the minutes of such meeting and of the authorisation to the Board to issue shares from time to time within the limits of such authorised share capital against contribution in cash, in kind or by way of incorporation of reserves, at an amount that may not be less than the par value and may include such issue premium as the Board shall decide, while reserving to existing shareholders the preferential right to subscribe for such newly issued shares, except:

a. in circumstances in which the shares are issued for a consideration other than cash;
b. with respect to shares issued as compensation to directors, officers, agents, or employees of the Company, its subsidiaries or affiliates; and
c. with respect to shares issued to satisfy conversion or option rights created to provide compensation to directors, officers, agents or employees of the Company, its subsidiaries or affiliates.
Any shares to be issued for the purposes set forth in (b) and (c) may not exceed 1.5% of the Company’s issued share capital.

2. The waiver of any preferential subscription rights of existing shareholders provided for by law and the authorisation to the Board to suppress any preferential subscription rights of existing shareholders, each time with respect to issuances of shares under (a), (b) and (c) above, and the acknowledgement and approval of the report of the Board on the authorised share capital and the proposed waiver and authorisation to the Board with respect to such issuances

Pursuant to the Company’s Articles of Association, an extraordinary general meeting of shareholders convened to consider the renewal of the validity period of the Company’s authorised share capital and the waiver of, suppression of, and authorisation to suppress or limit, preferential subscription rights by the Company’s existing shareholders may only validly vote on such amendment on the first call if at least half of the share capital is present or represented. If the required quorum is not met, a second meeting may be convened by means of notices published twice, not less than twenty (20) days apart and in any case twenty (20) days before the meeting, in the Mémorial C, Recueil des Sociétés et Associations (Luxembourg Official Gazette), two Luxembourg newspapers and such other publications as are required under article 19 of the Company’s Articles of Association. The second meeting may validly decide on the matter, regardless of the quorum present or represented. In each case, resolutions may only be passed by a two-thirds majority of the votes of the shareholders present or represented.

Procedures for Attending the Meetings

Holders of shares wishing to attend the meetings must obtain an admission ticket by depositing their certificates representing their common stock, not later than 4:00 p.m. (local time) on June 1st, 2007, at the Company’s office in Luxemburg or at the offices of any of the Company’s subsidiaries set forth below:

Luxembourg:	46A, Avenue John F. Kennedy
L-1855 Luxembourg

Argentina:	Carlos María della Paolera 299, piso 16°
(C1001ADA) Buenos Aires
Attn: Horacio de las Carreras and/or Eleonora Cimino

Italy:	c/o Dalmine S.p.A.
Piazza Caduti 6 luglio 1944 n. 1 24044
Dalmine (BG)
Attn: Marco Tajana and/or Teresa Gaini

Mexico:	c/o Tubos de Acero de México S.A.
Campos Eliseos 400-17
Col. Chapultepec Polanco
11560 Mexico D.F.
Attn: Félix Todd and/or Luis Armando Leviaguirre
Holders of shares through fungible securities accounts wishing to attend the meetings must present a certificate (issued by the financial institution or professional depositary holding such shares) evidencing such deposit and certifying the number of shares recorded in the relevant account as of June 1st, 2007. Such certificate must be filed no later than 4:00 p.m. (local time) on June 1st, 2007, at any of the addresses indicated above and, in the case of shares held in Mexico, with S.D. Indeval, S.A. de C.V. (Paseo de la Reforma #255, 2o. y 3er. piso Col. Cuauhtémoc, Mexico City).

Holder of shares as of June 1st, 2007, may also vote by proxy. To vote by proxy, holders must file the required certificate and a completed proxy form not later than 4:00 p.m. (local time) on June 1st, 2007 with any of the addresses indicated above or, in the case of shares held in Mexico, with S.D. Indeval, S.A. de C.V, in Mexico City.

Holders of American Depositary Receipts (“ADRs”) as of April 30, 2007, which continue to hold such ADRs on May 22, 2007, are entitled to instruct JPMorgan Chase Bank, N.A., as Depositary (the “Depositary”), as to the exercise of the voting rights pertaining to the Company’s shares of Common Stock represented by such holder’s ADRs. Although voting instructions are sent to holders and proxy materials are available at our website beginning on May 5, 2007, only those holders of ADRs as of each of April 30, 2007 and May 22, 2007 will be entitled to provide the Depositary with voting instructions. Notwithstanding that holders of ADRs must have held ADRs on each such date, in order to avoid the possibility of double vote, only those positions on May 22, 2007, will be counted for voting instruction purposes. Eligible ADR holders who desire to vote at the Meeting must complete, date and sign a proxy form and return it to JPMorgan Chase Bank, N.A. (the “Depositary”), P.O. Box 3500, South Hakensack, NJ 07606-3500, U.S.A., by 3:00 p.m., New York City time, on May 30, 2007.

The Shareholder Meeting Brochure and Proxy Statement (which contains reports on each item of the agenda for the meetings, and further details on voting procedures) and the forms furnished by the Company in connection with the meetings, may be obtained at any of the addresses indicated above, but also from the Depositary, Borsa Italiana SpA (Piazza degli Affari 6, 20123, Milan, Italy) and S.D. Indeval S.A. de C.V., as from May 5, 2007, between 10:00 a.m. and 5:00 p.m. (local time).

Copies of the Shareholder Meeting Brochure and Proxy Statement and the forms are also available at www.tenaris.com/investors. Copies of the Company’s 2006 annual reports (including the Company’s financial statements for the years ended 2006, 2005 and 2004, the Board of Directors and independent auditors reports, and the documents referred to in the preceding sentence) may also be obtained free of charge at the Company's registered office in Luxembourg.

Cecilia Bilesio
Secretary to the Board of Directors

April 27, 2007
Luxembourg

Tenaris S.A.
Société Anonyme Holding
46A, avenue John F. Kennedy
L-1855, Luxembourg
RCS Luxembourg B 85 203

Shareholder Meeting Brochure and Proxy Statement

Annual General Meeting and Extraordinary General Meeting of Shareholders to be held on June 6, 2007

This Shareholder Meeting Brochure and Proxy Statement is furnished by Tenaris, S.A. (the “Company”) in connection with the Annual General Meeting of Shareholders and the Extraordinary General Meeting of Shareholders to be both held, for the purposes set forth in the accompanying Notice of the Annual General Meeting and Extraordinary General Meeting of Shareholders (the “Notice”), on June 6, 2007 starting at 11:00 a.m., at 46A, avenue John F. Kennedy L-1855 Luxembourg.

As of April 27, 2007, there were issued and outstanding 1,180,536,830 shares of common stock, US$1 par value, of the Company (the “Common Stock”), including shares of Common Stock (the “Deposited Shares”) deposited with Fortis Bank Luxembourg S.A., as agent for JPMorgan Chase Bank, N.A., as depositary (the “Depositary”), under the Deposit Agreement, dated as of November 11, 2002, as amended on April 3, 2006 (the “Deposit Agreement”) among the Company, the Depositary and all holders from time to time of American Depositary Receipts (the “ADRs”) issued thereunder. The Deposited Shares are represented by American Depositary Shares), which are evidenced by the ADRs (one ADR equals two Deposited Shares).

Each holder of shares of Common Stock is entitled to one vote per share. Holders of shares that hold shares through fungible securities accounts and wish to attend the Meetings must present a certificate (issued by the financial institution or professional depositary holding such shares) evidencing such deposit and certifying the number of shares recorded in the relevant account on June 1st, 2007. Such certificate must be filed no later than 4:00 p.m. (local time) on June 1st, 2007, at any of the addresses indicated in the Notice, or, in the case of shares held in Mexico, with S.D. Indeval, S.A. de C.V., in Mexico City.

Holders of shares as of June 1st, 2007, may also vote by proxy. To vote by proxy, such holders must file the requisite certificate and a completed proxy form not later than 4:00 p.m. (local time), on June 1st, 2007, at any of the addresses indicated in the Notice, or, in the case of shares held in Mexico, with S.D. Indeval, S.A. de C.V., in Mexico City.

Each holder of ADRs as of April 30, 2007, which continues to hold such ADRs on May 22, 2007, is entitled to instruct JPMorgan Chase Bank, N.A., as Depositary (the “Depositary”), as to the exercise of the voting rights pertaining to the Company’s shares of Common Stock represented by such holder’s ADRs. Although voting instructions are sent to holders and proxy materials are available at our website beginning on May 5, 2007, only those Holders of record as of each of April 30, 2007 and May 22, 2007 will be entitled to provide the Depositary with voting instructions. Notwithstanding that holders of ADRs must have held ADRs on each such date, in order to avoid the possibility of double vote, only those positions on May 22, 2007 will be counted for voting instruction purposes. Eligible holders of ADRs who desire to have their shares represented by their ADRs voted at the Meeting must complete, date and sign a proxy form and return it to JPMorgan Chase Bank, N.A., P.O. Box 3500, South Hakensack, NJ 07606-3500, U.S.A. If the Depositary receives properly completed instructions by 3:00 p.m., New York City time, on May 30, 2007, then it shall vote or cause to be voted the shares underlying such ADRs in the manner prescribed by the instructions. However, if by 3:00 p.m., New York time, on May 30, 2007, the Depositary receives no instructions from the holder of ADRs, or the instructions are not in proper form, then the Depositary shall deem such holder to have instructed the Depositary to vote the underlying shares of Common Stock of any such ADRs in favor of any proposals or recommendations of the Company, for which purposes the Depositary shall issue a discretionary proxy to a person appointed by the Company to vote such shares in favor of any proposals or recommendations of the Company (including any recommendation by the Company to vote such shares on any given issue in accordance with the majority shareholder vote on that issue). No instruction shall be deemed given and no discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary it does not wish such proxy given or if the proposal has, in the discretion of the Depositary, a materially adverse effect on the rights of the holders of ADRs. Any holder of ADRs is entitled to revoke any instructions which it has previously given to the Depositary by filing with the Depositary a written revocation or duly executed instructions bearing a later date at any time prior to 3:00 p.m., New York time, on May 30, 2007. No instructions, revocations or revisions thereof shall be accepted by the Depositary after that time.

Due to regulatory differences and market practices in each country where the Company’s shares or ADRs are listed, the holders of shares traded on the Argentine and Italian stock exchanges who have requested admission to the meetings, or who have issued a voting proxy, must have their shares blocked for trading until the date of the meetings, while holders of shares traded in the Mexican stock exchange and holders of ADRs traded in the New York stock exchange need not have their shares or ADRs, as the case may be, blocked for trading. However, the votes of holders of shares traded in the Mexican stock exchange who sell their shares between May 30, 2007 and June 6, 2006, shall be disregarded.

The meetings will appoint a chairperson pro tempore to preside over them. The chairperson pro tempore will have broad authority to conduct the meetings in an orderly and timely manner and to establish rules for shareholders who wish to address either meeting; the chairperson may exercise broad discretion in recognizing shareholders who wish to speak and in determining the extent of discussion on each item of the agenda.

Pursuant to the Company’s Articles of Association, resolutions at the Annual General Meeting of Shareholders will be passed by majority vote, irrespective of the number of shares present or represented. The extraordinary general meeting of shareholders convened to consider the renewal of the validity period of the Company’s authorized share capital, and the waiver of, suppression of, and authorisation to suppress or limit, preferential subscription rights by the Company’s existing shareholders may only validly meet on the first call if at least half of the share capital is present or represented. If the required quorum is not met, a second meeting may be convened by means of notices published twice, not less than twenty (20) days apart and in any case twenty (20) days before the meeting, in the Mémorial C, Recueil des Sociétés et Associations (Luxembourg Official Gazette), two Luxembourg newspapers and such other publications as are required under article 19 of the Company’s Articles of Association. The second meeting may validly decide on the matter, regardless of the quorum present or represented. In each case, resolutions may only be passed by a two-thirds majority of the votes of the shareholders present or represented.

The meetings are called to address and vote on the following agenda:

Annual General Meeting of Shareholders

1. Consideration of the Board of Directors’ and Independent Auditor’s Reports on the Company’s Consolidated Financial Statements. Approval of the Company’s Consolidated Financial Statements for the Years Ended December 31, 2006, 2005 and 2004.

The Board of Directors recommends a vote FOR approval of the Company’s consolidated financial statements for the fiscal years ended December 31, 2006, 2005 and 2004, after due consideration of the reports from each of the Board of Directors and the independent auditors on such consolidated financial statements. The consolidated balance sheet of the Company and its subsidiaries at December 31, 2006, 2005 and 2004 and the related consolidated statement of income, consolidated statement of changes in shareholders’ equity, consolidated cash flow statement and notes to the consolidated financial statements, the independent auditors’ report on such consolidated financial statements and management’s discussion and analysis on the Company’s results of operations and financial condition are included in the Company’s 2006 annual report, a copy of which is available on our website at www.tenaris.com/investors and may also be obtained upon request at 1-800-990-1135 (if you are in the United States) or +1-201-680-6630 (if you are outside the United States).

2. Consideration of the Board of Directors’ and Independent Auditors’ Reports on the Company’s annual accounts. Approval of the Company’s annual accounts as at December 31, 2006.

The Board of Directors recommends a vote FOR approval of the Company’s annual accounts as of, and for the fiscal year ended, December 31, 2006, after due consideration of the report from each of the Board of Directors and the independent auditors on such annual accounts. These documents are included in the Company’s 2006 annual report, a copy of which is available on our website at www.tenaris.com/investors and may also be obtained upon request at 1-800-990-1135 (if you are in the United States) or +1-201-680-6630 (if you are outside the United States).

3. Allocation of Results and Approval of Dividend Payment.

The Board of Directors recommends a vote FOR approval of a dividend payable in U.S. dollars on June 21, 2007, in the amount of US$0.30 per share of Common Stock currently issued and outstanding and US$0.60 per ADR currently issued and outstanding. All of the aggregate amount of US$354,161,049 to be distributed as dividends are to be paid from profits of the year ended December 31, 2006. The balance of the fiscal year’s profits will be allocated to the Company’s retained earnings account.

Upon approval of this resolution, it is proposed that the Board of Directors determine, in its discretion, the terms and conditions of the dividend payment, including the applicable record date.

4. Discharge to the Members of the Board of Directors.

In accordance with applicable Luxembourg law and regulations, it is proposed that, upon approval of the Company’s accounts for the year ended December 31, 2006, the members of Board of Directors be discharged of any responsibilities in connection with the management of the Company’s affairs during such year.

5. Election of the Board of Directors’ Members.

The Company’s Articles of Association provide for the annual election by the holders of Common Stock of a Board of Directors of not less than five and not more than fifteen members. Members of the Board of Directors have a term of office of one year, but may be reappointed.

Under applicable U.S. laws and regulations, effective on July 15, 2005, the Company is required to have an audit committee comprised solely of directors who are independent.

The present Board of Directors of the Company consists of nine Directors. Three members of the Board of Directors (Messrs. Jaime Serra Puche, Amadeo Vázquez y Vázquez and Roberto Monti) qualify as independent members under the Company’s Articles of Association and applicable law.

It is proposed that the size of the Board of Directors be increased to ten members, with (1) the current nine members of the Board of Directors being re-elected, and (2) Mr. Carlos Condorelli (presently, the Company’s chief financial officer) be also appointed as a member of the Board of Directors.

Set forth below is summary biographical information of each of the candidates:

1.
Mr. Roberto Bonatti. Mr. Bonatti is a member of our board of directors. Mr. Bonatti has been involved in Techint Group businesses, specifically in the engineering and construction and corporate sectors, throughout his career. He was first employed by the Techint Group in 1976, as deputy resident engineer in Venezuela. In 1984, he became a director of San Faustín, and, since 2001, he has served as its president. In addition, Mr. Bonatti currently serves as president of Techint Compañía Técnica Internacional S.A.C.I. of Argentina and Tecpetrol S.A. of Argentina and as a director of Tenaris, Siderca and Siderar. Mr. Bonatti is an Italian citizen.

2.
Mr. Carlos Condorelli.- Mr. Condorelli currently serves as our chief financial officer, a position that he assumed in October 2002. He is also a board member of Ternium. He began his career within the Techint group in 1975 as an analyst in the accounting and administration department of Siderar. He has held several positions within Tenaris and other Techint group companies, including finance and administration director of Tubos de Acero de México, S.A. (“Tamsa”) and president of the board of directors of Empresa Distribuidora La Plata S.A., or Edelap, an Argentine utilities company. Mr. Condorelli is an Argentine citizen.

3.
Mr. Carlos Manuel Franck. Mr. Franck is a member of our board of directors. He is president of Santa María S.A.I.F., Inverban S.A. vice president of Siderca SAIC and a member of the board of directors of Techint Financial Corporation N.V., Industrial Investments Inc., Siderar S.A., Tecpetrol S.A. and Tecgas N.V. He has financial, planning and control responsibilities in subsidiaries of San Faustín N.V. Mr. Franck is an industrial engineer and an Argentine citizen.

4.
Mr. Bruno Marchettini. Mr. Marchettini has retired from executive positions, but continues to be the referent advisor in steel technology matters for the Techint Group. He is member of the board of directors of San Faustín N.V., Ternium S.A. and Siderar SA.I.C. Mr. Marchettini is an Italian citizen.

5.
Mr. Roberto Monti*. Mr. Monti is a non-executive chairman of Trefoil Limited., member of the board of directors of Petrobras Energia, Transocean Offshore Drilling and of John Wood Group PLC. Served as vice president of Exploration and Production of Repsol YPF and chairman and CEO of YPF. He was also president of Dowell, a subsidiary of Schlumberger and president of Schlumberger Wire & Testing division for East Hemisphere Latin America. Mr. Monti is an Argentine citizen.

6.
Mr. Gianfelice Mario Rocca. Mr. Rocca is chairman of the board of directors of San Faustín, a member of the board of directors of I.I.I. Industrial Investments Inc., Tenaris S.A., Dalmine S.p.A., Tamsa. and Ternium S.A., president of the Humanitas Group and president of the board of directors of Techint Compagnia Tecnica Internazionale S.p.A., Techint S.A. de C.V. In addition, he sits on the board of directors or executive committees of several companies, including Sirti S.p.A., Ras, RCS Quotidiani, Fastweb and Buzzi Unicem. He is vice president of Confindustria, the leading association of Italian industrialists. He is a member of the European Advisory Board of the Harvard Business School, the Trilateral Commission. Mr. Rocca graduated in Physics cum laude at the University of Milan and holds a postgraduate degree from the Harvard Business School. Mr. Rocca is an Italian citizen.

7.
Mr. Paolo Rocca. Mr. Rocca is chairman of our board of directors and our chief executive officer. He is also chairman of the board of directors of Tamsa and of Dalmine, S.p.A. and vice president of Confab Industrial S.A. He is also chairman of the board of Ternium S.A. and director and vice president of San Faustín N.V. and director of Techint Financial Corporation N.V. Mr. Rocca is member of the Executive Committee of the IISI (International Iron and Steel Institute) and member of the International Advisory Committee of the NYSE (New York Stock Exchange) Mr. Rocca is an Italian citizen.

8.
Mr. Jaime Serra Puche*. Mr. Serra Puche is chairman of SAI Consultores, and a member of the board of directors of Chiquita Brands International, The Mexico Fund, Vitro and Grupo Modelo. Mr. Serra Puche served as Mexico’s Undersecretary of Revenue, Secretary of Trade and Industry, and Secretary of Finance. He led the negotiation and implementation of NAFTA. Mr. Serra Puche is a Mexican citizen.

9.
Mr. Amadeo Vázquez y Vazquez*. Mr. Vázquez y Vázquez is a director of Gas Natural Ban, S.A., third vice president of Cámara Argentina de Comercio, communications advisor of Departamento de Infraestructura de la Unión Industrial Argentina, and Vocal of the Executive Committee of Asociación Empresaria Argentina. He was also chairman of the board of directors of Telecom Argentina S.A. Mr. Vázquez y Vázquez is an Argentine citizen.

10.
Mr. Guillermo F. Vogel. Mr. Vogel is vice chairman of Tamsa, vice chairman of the American Iron & Steel Institute, chairman of the North American Steel Council, chairman of Grupo Collado, vice chairman of Estilo y Vanidad S.A. de C.V. and a Director of the North American Competitiveness Council, the International Iron and Steel Institute and HSBC (México) being also a member of its audit committee . Mr. Vogel is a Mexican citizen.

* Independent directors

Each elected director will hold office until the next annual general meeting of shareholders. Under the current Company’s Articles of Association, such meeting is required to be held on June 4, 2008.

The Company’s Board of Directors met nine times during 2006. On January 31, 2003, the Board of Directors created an Audit Committee pursuant to Article 11 of the Articles of Association. As permitted under applicable laws and regulations, the Board of Directors does not have any executive, nominating or compensation committee, or any committees exercising similar functions.

6. Compensation of the Members of the Board of Directors.

It is proposed that each of the members of the Board of Directors receive an amount of US$ 70,000 as compensation for their services during the fiscal year 2007. It is further proposed that the Chairman of the Audit Committee receive an additional fee of US$10,000 and that the other members of the Board of Directors who are members of such Committee receive an additional fee of US$50,000.

7. Authorisation to the Board of Directors to Cause the Distribution of all Shareholder Communications, Including its Shareholder Meeting and Proxy Materials and Annual Reports to Shareholders, by Such Electronic Means as is Permitted by any Applicable Laws or Regulations.

In order to expedite shareholder communications and ensure their timely delivery, the Board of Directors recommends that it be authorized to cause the distribution of all shareholder communications, including its shareholder meeting and proxy materials and annual reports to shareholders (either in the form of a separate annual report containing financial statements of the Company and its consolidated subsidiaries or in the form of a Form 20-F or similar document, as filed with the securities authorities or stock markets) by such electronic means as are permitted or required by any applicable laws or regulations (including any interpretations thereof), including, without limitation, by posting such communication on the Company's web site, or by sending an email with attachment in a widely used format or with a hyperlink to the applicable filing by the Company on the website of the above referred authorities or stock markets, or by any other existing or future electronic means of communication.

8. Appointment of Independent Auditors and Approval of their Fees.

Based on the recommendation from the Audit Committee, the Board of Directors recommends a vote FOR the appointment of PricewaterhouseCoopers (acting, in connection with the Company’s annual accounts required under Luxembourg law, through PricewaterhouseCoopers S.àr.l., Réviseur d'entreprises, and, in connection with the Company’s annual and interim financial statements required under the laws of any other relevant jurisdiction, through Pricewaterhouse & Co. S.R.L.) as the Company’s independent auditors for the fiscal year ending December 31, 2007, to be engaged until the next annual general meeting that will be convened to resolve on the 2007 accounts.

In addition, the Board of Directors recommends a vote FOR approval of an amount up to US$5’083,000 payable to the independent auditors as fees for audit services and audit related services to be rendered during the fiscal year ending December 31, 2007 and to authorise the Audit Committee to increase the independent auditors’ fees should it conclude that circumstances would merit any such change. Such fees cover the audit of the Company’s consolidated financial statements and its annual accounts, the audit of the Company’s internal controls over financial reporting as mandated by the Sarbanes-Oxley Act of 2002, and other services.

Extraordinary General Meeting of Shareholders

1. The renewal of the validity period of the company’s authorized Share Capital for a period starting on the date of the General Meeting of Shareholders and ending on the fifth anniversary of the date of the publication in the Mémorial of the deed recording the minutes of such meeting and of the authorisation to the Board to issue shares from time to time within the limits of such authorised Share Capital against contribution in cash, in kind or by way of incorporation of reserves, at an amount that may not be less than the par value and may include such issue premium as the Board shall decide, while reserving to existing shareholders the preferential right to subscribe for such newly issued shares, except:

a. In circumstances in which the shares are issued for a consideration other than cash;
b. With respect to shares issued as compensation to directors, officers, agents, or employees of the company, its subsidiaries or affiliates; and
c. With respect to shares issued to satisfy conversion or option rights created to provide compensation to directors, officers, agents or employees of the company, its subsidiaries or affiliates.

Any shares to be issued for the purposes set forth in (b) and (c) may not exceed 1.5% of the company’s issued share capital.

2. The waiver of any preferential subscription rights of existing shareholders provided for by law and the authorisation to the Board to suppress any preferential subscription rights of existing shareholders, each time with respect to issuances of shares under (a), (b) and (c) above, and the acknowledgement and approval of the report of the Board on the authorised Share Capital and the proposed waiver and authorisation to the Board with respect to such issuances.

The Board of Directors believes that the proposed renewal of the validity period of the Company’s authorized share capital, the authorisation to the Board of Directors to issue shares within the authorized share capital and the waiver of, suppression of, and authorisation to suppress or limit, preferential subscription rights by the Company’s existing shareholders is in the best interests of the Company and its shareholders and accordingly recommends a vote FOR this proposal.

Shareholders are reminded that the authorized share capital, the authorisation to the Board of Directors to issue shares within the authorized share capital and the exceptions set forth under (a), (b) and (c) are currently contained in the Company’s Articles of Association and are therefore simply renewed.

The Board of Directors is of the opinion that the successful implementation and development of the Company and its group’s long term strategy will depend, among other factors, on the Company’s ability to grow through acquisitions or other investments on the best possible terms, and that the existence of the preferential subscription rights provided for by Luxembourg law for the benefit of existing shareholders will seriously reduce the flexibility of the Company to finance through issuances of shares its operations and potential growth; in addition, the preferential subscription rights procedure contemplated by the Luxembourg law would, in some cases, risk delaying increases in share capital and issuances of new shares at times when timing would be of the essence.

Accordingly, the Board of Directors believes it to be in the Company’s best interest that the Board of Directors be authorized to negotiate and conclude acquisitions, investments, joint venture and other transactions using shares or rights to shares (either at or below market price, and including by way of incorporation of reserves) of the Company’s capital as acquisition currency. Similarly, the Board of Directors believes that the interest of the Company requires that maximum flexibility be granted so that the Company be able to react quickly and without delay to any suitable acquisition, investment, joint venture or other strategic proposals or projects and/or to secure financing in connection thereto by issuing or offering to issue shares for consideration other than cash.

The Board of Directors also believes that the interest of the Company requires that the Board be authorized to issue such shares or rights thereto either at or below market price, as it may be necessary or convenient in light of the facts and circumstances of the transaction in question or its strategic significance.

The Board of Directors further believes that in order for the Company and its group to maximize its ability to attract and retain valuable directors, managers, officers, agent or employees, it is in the best interest of the Company to retain the flexibility to elect to offer to such persons shares or conversion, option or similar plans or incentive programs permitting the subscription of shares in the Company. Such plans and programs, by serving the purpose of facilitating the recruitment or retention of key employees and executives, would enable the Company and its group to secure, further strengthen and develop its market position and continue the implementation of the Company’s long term strategy.

Accordingly, the Board of Directors believes that issuances of shares as compensation to, or to satisfy conversion or option rights created to provide compensation to directors, officers, agents or employees of the Company, its subsidiaries or its affiliated companies should be made by the Board upon such terms and conditions as it deems fit and without reserving preferential subscription rights to existing shareholders; provided, however, that any such issuances shall be limited to 1.5% of the Company’s issued share capital from time to time.

The Company anticipates that the next Annual General Meeting of Shareholders will be held on June 4, 2008. Any holder of shares who intends to present a proposal to be considered at the next Annual General Meeting must submit the proposal in writing to the Company at any of the offices indicated in the Notice not later than 4:00 P.M. (local time) on March 31, 2008, or in accordance with the procedures set forth under applicable Luxembourg law, in order for such proposal to be considered for inclusion on the agenda for the 2008 annual general meeting of shareholders.

PricewaterhouseCoopers are the Company’s independent auditors. A representative of the independent auditors will be present at the Meetings to respond to questions.

Cecilia Bilesio
Secretary to the Board of Directors

Annual Report 2006

Company profile

Leading indicators

Chairman’s letter

Business review

Communities and environment review

Corporate governance

Board of directors and executive officers

Operating and financial review

Consolidated financial statements

Report and audited annual accounts of Tenaris S.A.
(Luxembourg GAAP)

Corporate information

Cautionary statement
Some of the statements contained in this Annual Report are “forward-looking statements”. Forward-looking statements are based on management’s current (February 2007) assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include, but are not limited to, risks arising from uncertainties as to future oil and gas prices and their impact on the investment programs by oil and gas companies.

Certain figures included in this Annual Report have been subject to rounding adjustments. Accordingly, figures shown as totals in tables may not be the sum of the figures that precede them, and percentages in the text may not total 100% or may not be the sum of the percentages that precede them.

Company profile

Tenaris is the leading supplier of tubes and related services for the world’s energy industry, as well as for other industrial applications. Our mission is to deliver value to our customers through product development, manufacturing excellence, and supply chain management. We minimize risk for our customers and help them reduce costs, increase flexibility and improve time-to-market. Our employees around the world are committed to continuous improvement by sharing knowledge across a single global company.

Leading indicators

	2006	2005	2004

SALES VOLUMES (thousands of metric tons)

Seamless pipes	2,919	2,870	2,646

Welded pipes	578	501	316

Total steel pipes	3,497	3,371	2,963

PRODUCTION VOLUMES (thousands of metric tons)

Seamless pipes	3,013	2,842	2,631

Welded pipes	642	476	366

Total steel pipes	3,655	3,318	2,997

FINANCIAL INDICATORS (millions of USD)

Net sales	7,728	6,210	3,718

Operating income	2,792	1,946	806

EBITDA (1)	3,047	2,160	891

Net income	2,059	1,387	805

Cash flow from operations	1,811	1,295	98

Capital expenditures	441	284	183

BALANCE SHEET (millions of USD)

Total assets	12,595	6,706	5,662

Total financial debt	3,651	1,010	1,259

Net financial debt (2)	2,095	183	828

Total liabilities	6,894	2,930	3,001

Shareholders’ equity including minority interest	5,702	3,776	2,661

PER SHARE / ADS DATA (USD per share / per ADS) (3)

Number of shares outstanding (4) (thousands of shares)	1,180,537	1,180,537	1,180,537

Earnings per share	1.65	1.08	0.66

Earnings per ADS	3.3	2.16	1.33

Dividends per share (5)	0.3	0.3	0.17

Dividends per ADS (5)	0.6	0.6	0.34

ADS Stock price at year-end	49.89	22.9	9.78

Number of employees (4)	21,751	17,693	16,447

(1) Defined as operating income plus depreciation and amortization charges taken before non-recurring gains derived from the Fintecna arbitration award in 2004.

(2) Defined as borrowings less cash and cash equivalents and other current investments.

(3) As of April 26, 2006, the ratio of ADS to ordinary shares was changed from 1:10 to 1:2.

(4) As of December 31.

(5) Proposed or paid in respect of the year.

Chairman’s letter

Dear Shareholders,

2006 was a momentous year for Tenaris. Earnings, cash flow from operations and investments in operations reached record levels. After many years of exclusion from the US market, we made a decisive move to establish ourselves as the leading player in North America through the acquisition of Maverick Tube Corporation, concluded in October, and the pending acquisition of Hydril Company, announced earlier this month. In China, we started up our first industrial operation in the country with a premium connection threading and coupling facility at Qingdao, with which we will consolidate our position as a supplier of products for complex drilling operations in this large and growing market.

In Romania, we completed the integration of the Donasid steel shop we acquired in 2005 into our European operations and bought out the remaining minority interests in Silcotub. In Italy, we began commissioning our new power generation facility at Dalmine and concluded the sale of a 75% participation in Dalmine Energie, our energy trading business, establishing a partnership with E.ON, one of Europe’s leading energy companies. In Russia, we penetrated the market for pipes for complex drilling operations with sales of our TenarisBlue® premium connections for use in Gazprom’s Astrakhan and Orenburg fields and for Lukoil’s Narianmar operations. In the Middle East, we were able to draw on our long-standing experience in the region and comprehensive range of products to more than double sales as the market took off.

The acquisition of Maverick transforms our position in North America, the world’s largest market for pipes used in the drilling, completion and production of oil and gas, accounting for over 40% of all OCTG products consumed worldwide. That of Hydril would accelerate the transformation by making us the leader in premium connection technology for complex applications. More than one-third of our sales will be in this region. We are building a solid regional platform to provide customers here the service, quality and technology that our global customers are used to receiving elsewhere in the world. In a market where demand for standard products for mature fields complements that for specialized products for some of the most innovative offshore and non-conventional drilling operations anywhere in the world, we will supply a full range of products to cover all the applications of our customers, all made to a single, exacting, quality standard.

Our capital investment program is advancing as planned. We are increasing the capacity of our globally integrated industrial system to deliver the specialized products used in the world’s most demanding applications with new heat treatment, premium threading and R&D and inspection facilities. With Hydril, we would further enhance our capabilities in this area and would be able to offer an unparalleled range of premium connections to our customers worldwide. Our investments in R&D continue to increase as we develop and test new products and improve mill processes. In November, we opened a new R&D center in Veracruz, expanding our global network of research centers.

Global demand for oil and gas continues to grow. Decline rates at producing oil and gas fields are higher than in the past as the fields mature. To keep pace with global demand and offset decline rates, investment is increasing in the exploration and development of new fields in complex operating environments requiring the use of specialized products and services. The capacity of the offshore drilling fleet is set to see a strong increase to service new deepwater projects, as is the number of rigs drilling wells of depths greater than 15,000 feet.
As global capacity in the tubular sector increases to meet higher demand from the oil and gas industry and other sectors, Tenaris is consolidating its position as industry leader and laying solid foundations for further growth. Our unique global positioning, our focus on manufacturing high quality products for use in the most complex applications, our ability to deliver a full range of products with integrated supply chain services under long-term agreements, our decisive move to expand in North America, all serve to differentiate us from our competitors.

We will continue to work hard to reinforce our competitive position and to build on the expansion and transformation we have managed over the past 15 years. With 29 industrial centers in 12 countries and 21,800 employees, we are engaged in a project integrating industrial, R&D, systems and management operations to cement the common identity of a global enterprise, while at the same time contributing to the sustainable development of the local communities where we have our roots.

Our financial results reflect the benefits of a strong market and the positioning we have built over a long period. Net sales for the year rose to USD 7.7 billion and EBITDA to USD 3.0 billion. Earnings per share rose 52% to USD 1.65, or USD 3.30 per ADS, following on from last year’s 63% growth. As we are investing to position the company for further growth, we propose to maintain the dividend at last year’s level and pay USD 0.30 per share (USD 0.60 per ADS) in June.

We welcome all the new employees who have joined us this year. The expansion in North America and the new operation in China add further diversity to our workforce and will strengthen it. The integration process is under way and is adding to the high workload of a demanding market. I want to thank all of our employees for their commitment and unstinting efforts and also express my thanks to our customers, suppliers and shareholders for their continuous support and confidence in Tenaris.

February 28, 2007

Paolo Rocca

Business review

Market background and outlook

In 2006, global demand for oil and gas continued to rise reflecting economic growth and the importance of oil and gas in the energy matrix. Encouraged by continuing high levels of oil and gas prices, oil and gas companies throughout the world continued to increase their level of spending and drilling activity to offset declining rates of production from mature fields and to explore and develop new reserves. The international count of active drilling rigs, as published by Baker Hughes, rose steadily quarter on quarter throughout the year to average 952 during the fourth quarter, showing an increase of 9% compared to the same quarter of the previous year matching the average increase for the year overall compared to 2005.

The corresponding percentage annual rig count increases in the US and Canadian markets, which are more sensitive to North American natural gas prices, were 19% and 3% respectively. For the fourth quarter, however, the Canadian rig count registered a 23% decline compared to the fourth quarter of 2005. The US rig count, although up 16% over the fourth quarter of 2005, was flat compared to the third quarter of 2006.

We estimate that global apparent consumption of OCTG (oil country tubular goods) in 2006 grew approximately 14% compared to 2005, and will continue to grow in 2007.

However, the rate of growth is expected to slow from the high rates of the past three years and we are likely to see downwards inventory adjustments in North America.

Demand from the energy sector for specialized pipe products, including premium connections, used in complex drilling and other high-performance applications, is expected to match the growth of the overall OCTG market.

Favorable market conditions and increased demand for our specialized pipe products, including premium connections, helped us to record sales growth and an increase in operating margin for our tubular products and services (Tubes) segment in the first nine months of the year. The consolidation of the energy products division of Maverick within this segment during the fourth quarter resulted in an increase in sales but a reduction in the operating margin from the previous quarter. For 2007, we expect to record further growth in sales in our Tubes segment due to the consolidation of Maverick for the full year and to maintain, or improve, the segment operating margin from that recorded in the fourth quarter of 2006 as we make progress in integrating welded OCTG and line pipe products under our sales strategy for North America.

Demand for our large diameter pipes for pipeline projects in South America in 2006 was affected by delays in the implementation of major gas pipeline infrastructure projects in Brazil and Argentina. This resulted in a substantial decline in sales and margins in our Projects segment from those recorded in 2005, notwithstanding an increase in sales for pipeline projects in North America and Africa. With orders in hand for the delayed projects in Brazil and Argentina and deliveries expected to begin at the end of the first quarter, we expect a significant increase in sales and improved margins in 2007 for our Projects segment, assuming there are no further delays to deliveries to these projects.

Summary of results

Our 2006 annual results reflect a further year of strong growth at Tenaris. They benefited from a strong market and the positioning we have built up over a number of years. Earnings per share grew 52% following growth of 63% in 2005. Demand for our high quality tubular products and services from the oil and gas industry remained firm throughout the year, particularly in the Middle East and Africa where sales more than doubled. Following the recent integration of Maverick, sales in 2007 are expected to grow strongly in North America.

Net sales rose by 24%. Sales of tubular products and services rose by 33%, accounting for 88% of total sales. Sales of pipes for pipeline projects declined by 43% pursuant to delays in the implementation of pipeline projects in Brazil and Argentina. Operating income rose by 44% to USD 2,792 million, or 36% of net sales, compared to USD 1,946 million, or 31% of net sales in 2005, with sales from our tubular products and services segment accounting for 96% of operating income.

Cash flow from operations rose 40% to USD 1,811 million in 2006 compared to USD 1,295 million in 2005. However, following the acquisition of Maverick in October, net debt rose to USD 2,095 million at December 31, 2006 compared to USD 183 million at December 31, 2005. Capital expenditures rose to USD 441 million in 2006 from USD 284 million in 2005 as we stepped up investments in finishing lines and heat treatment facilities for specialized products and advanced with the construction of a power generation facility in Italy.

Oilfield services

We supply a comprehensive range of high-quality seamless and welded casing and tubing, premium connections, coiled tubing and accessories for use in the most demanding oil and gas drilling and well completion activities. Using our unique network of manufacturing, service and distribution and R&D facilities, we focus on reducing costs for our customers through integrated supply chain management and developing industry-leading products.

Sales of our TenarisBlue® premium connections continued to grow strongly during 2006. Now accounting for as much as 30% of our premium connection sales, it is firmly established in the Middle East and North African markets and was a major factor in the growth of our sales of tubes in this region. We successfully introduced it in the USA where sales to Newfield for their operations in Oklahoma were followed by sales to Anadarko and Wagner and Brown. We also introduced it in Russia where the technology was instrumental in the selection by Gazprom of Tenaris to supply advanced tubular products to their Astrakhan, Orenburg and Kuban operations as well as by Lukoil to supply pipes for their Narianmar project.

Other customers using TenarisBlue® premium connections for the first time included the local operations of BP, Shell and Burlington in Algeria; Sonangol, the national oil company of Angola; ADCO, the national oil company in UAE; PDVSA in Venezuela; the local operations of ConocoPhillips in Nigeria; ChevronTexaco in Australia; Shell in Egypt; Talisman in Malaysia, and ENI in Norway.

To keep pace with this growing customer base, we expanded our global network of licensed repair shops for the TenarisBlue® thread. Meanwhile, the range of more complex drilling operations where it is used is continuously being extended. For example, ConocoPhillips successfully used our TN 110 SS proprietary pipe grade with TenarisBlue® premium connections for an advanced drilling with casing drilling program offshore in the North Sea.

We also made progress with the introduction of our new connections, the TenarisBlue® Near Flush, an integral connection for use in slim wells, and the TenarisBlue® SAGD, a connection specially designed for use with slotted liners. Customers for the TenarisBlue® Near Flush connection include the Norwegian operations of ConocoPhillips and ENIRepsa, the Saudi joint venture drilling deep gas wells. The TenarisBlue® SAGD is used extensively in oil sands operations in Canada but we were successful in introducing it in Oman where Occidental is using it in the Mukhaizna heavy oil development .Our new R&D center in Veracruz will enable us to accelerate the customer testing and qualification process for these and other new products, particularly in larger diameter sizes.

We work with many customers under long-term framework agreements. Although the terms of these agreements vary, our aim is to provide a secure source and comprehensive range of tubular products backed up by integrated logistical and technical assistance services. During the year we renewed our agreement with Pemex in Mexico, extended our agreement with Repsol to cover the whole of Latin America, and renewed our agreements with ENI (global), Shell (Europe), ExxonMobil (Nigeria), AgipKCO (Kazakhstan) and ChevronTexaco (global). In Egypt, we opened a new service base at Alexandria. From here, we are providing pipe management services to Petrobel, IEOC and other operators under framework agreements.

Pipeline services

We supply an extensive range of seamless and welded line pipe products, complete with coatings and accessories for use in onshore, offshore and deepwater pipelines, with on-site, ready-for-installation delivery. Our focus is on providing the risers, flowlines and subsea tubular components for the deepwater and ultra deepwater markets where we are a major player in the Gulf of Mexico, West Africa, Far East, United Kingdom and Scandinavia.

As the industry moves further into frontier deepwater exploration and production projects, increasingly stringent technical requirements are required for our products. We are promoting and participating in joint industry programs with customers to research and develop the new product capabilities for use in the critical environments envisaged for future projects. These programs include development of weldable seamless X100 steel pipe, research into fatigue corrosion in sour environments, and research into tensile strain limit design models for pipelines.

In a market where products have become more demanding and delivery schedules more complex, we have begun discussing long-term agreements with some customers. We concluded agreements with Aramco, the leading player in the Middle East, and ChevronTexaco, a leading global player in deepwater projects. Under our agreement with ChevronTexaco, we supplied risers and flowlines to the Blind Faith project in the Gulf of Mexico and we are working with them in West Africa for projects such as Tombua Landana.

One of the most important projects of the year for Tenaris in this segment was the supply of 40,000 tons to the Akpo deepwater project in West Africa. This involved a wide dimensional range and a full package of deepwater solutions, including steel catenary risers, flowlines, oil offloading lines, export lines and line pipe for the topsides of the field development project in a water depth of 1,300 to 1,400 meters. The project tested our industrial capabilities to the full.

Process & power plant services

We provide comprehensive material planning, supply chain management services and on-time delivery of quality products to enable customers in the process and power plant industry to meet the demanding needs of major refinery, petrochemical and power plant contracts.

Downstream project activity remained strong during the year but new projects are taking longer to move forward due to rising costs, geopolitical uncertainties and the backlog of work at the leading engineering companies. As in last year, the focus of activity was the Middle East with gas processing projects to the fore. In addition, investment in major refinery projects around the world is picking up.

Major projects during the year included the Khursaniyah and Hawiyah NGL recovery programs in Saudi Arabia. These oil and gas processing facilities will support the Abu Hadriya, Fadhili and Khursaniyah oil fields and will boost oil production capacity in the Kingdom by some 2.3 million barrels per day by 2009. We worked closely with Snamprogetti and Bechtel and supplied 50,000 tons of pipes during the year for these developments.

In other projects in the Middle East, we are supplying pipes for the main projects to expand LNG processing capacity in Qatar. We are working closely with the Chiyoda-Technip joint venture on the RasGas 6 and 7, QatarGas II and QatarGas III and IV LNG trains. These projects will produce over 45 million tons per year of LNG, more than 25% of total global LNG capacity. In the UAE, we are working closely with Bechtel on the Offshore Gas Development III and the Asab Gas Development II projects that are part of a development to meet local gas demand in Abu Dhabi.

We are participating in two large refinery projects. In India, we are working with Bechtel to supply pipes for the expansion of Reliance’s Jamnagar refinery. This expansion would add 580,000 barrels per day of heavier crude processing capacity to the 660,000 barrels per day existing capacity and make Jamnagar the world’s largest single site refinery. In Vietnam we are working with the EPC consortium to supply pipes for PetroVietnam’s Dung Quat refinery. This refinery will be the first in Vietnam and would meet 40% of local demand with an annual capacity of 6.5 million metric tons.

Industrial & automotive services

We provide a wide variety of seamless pipe products for industrial applications with a focus on segments such as automotive components, hydraulic cylinders, gas cylinders and architectural structures where we can add value with our specialist product development and supply chain management expertise. Sales are concentrated in Europe, particularly Italy where our mill has traditionally served this market, but we also have significant sales in North America, the Far East and Mercosur.

Overall, market conditions were good in 2006, particularly in the segment of gas cylinders and hollows for gas cylinders, in which Tenaris is the global market leader. We registered 15% growth in sales in this segment led by strong demand from China and India. We have been working on materials with ultra-high tensile strength (>1.100 Mega Pascal) and with excellent toughness properties at low temperatures (-50 °C) in order to meet demand for lighter gas cylinders with improved safety protection.

In the automotive segment, demand for our high-end components such as tubular components for airbags continues to grow, as well as output at our facility in Veracruz which was up 57% year on year. We developed and introduced a new prototype component using an ultra-high strength steel grade in collaboration with the design teams of established airbag inflator manufacturers. Nevertheless, overall sales to the automotive sector declined due to a phase-out from certain under-performing product lines, where we are facing intense competition from producers of general purpose tubes and alternative technologies.

In the hydraulic cylinder segment, we concluded a five-year contract with Caterpillar in the USA to provide multi-customized tubular components for hydraulic cylinders used in the excavators manufactured at the Joliet facility in Illinois for the NAFTA market. We are building a dedicated component centre at our Romanian mill for this project.

Sales of tubes for general mechanical applications declined primarily due to mill capacity constraints reflecting a strong demand for other product categories and the repositioning of mill capacity in Japan and Europe to oil and gas product applications. Competition in this sector, particularly in our main market in Europe, remains fierce as low-priced products continue to enter the market from countries such as China.

R&D: expanding the global network

In November 2006, we inaugurated a new Research & Development Center at our plant in Veracruz, Mexico. Built at a cost of USD 14 million, the center is the latest addition to our global R&D network that also includes research centers in Argentina, Japan and Italy.

Strategically located near the Gulf of Mexico, the center conducts research in four main areas: welding technology, fracture mechanics, process engineering and metallurgy and materials. In this last area, research is focused on the development of value-added OCTG products, line pipe and risers for deep and ultra-deep water applications. The center’s full scale testing laboratory possesses some of the most sophisticated equipment found in the world for testing tubes and threads.

Worldwide, more than 200 scientists and engineers, more than half of whom hold PhDs or Master’s degrees, work in Tenaris R&D centers. At the largest of these centers, the Centro de Investigación Industrial (CINI), located at our mill in Campana, Argentina, research is conducted in a wide range of areas: steel metallurgy, computational mechanics, surfaces and coating chemistry, metal forming and furnace technology, among others. The center in Japan specializes in high alloy products and process technology.

In Italy, research is conducted primarily through the industry-supported Centro Sviluppo Materiali, in Rome. However, we are constructing a new research center at our mill in Dalmine which will be opened in mid-2007. This will focus on industrial and automotive applications.

Through our global network of R&D centers, we work with more than 60 universities and research institutions worldwide which conduct basic and applied research for us and for industry consortia in which we participate. This combination of internal and external expertise provides us with the means to develop the value-added products and improved production processes that are vital to our future growth.

Communities and environment review

Tenaris’s growth has been made possible by adhering to certain values that guide the Company’s internal management and its relationships with customers, suppliers and the communities where the Company is present. These values are centered on a conviction that industry plays a key role in promoting lasting and equitable economic growth for societies and that Tenaris will add value to its operations as well as to the wider community by interacting with employees and others in accordance with that conviction.

Consistent with this vision, Tenaris strives to build partnerships, both internally and externally, that foster growth and opportunity for all involved. The importance we place on such relationships is manifested in our commitment to protecting the health and safety of our employees, maintaining transparent relations with customers and suppliers and collaborating with government and non-governmental organizations in the communities in which we operate.

Valuing education, we invest continuously in the development of our own workforce and support a wide variety of educational initiatives at primary, secondary and university level. Through a revitalized Global Trainee Program, where many in Tenaris’s senior management began, Tenaris recruits recent university graduates and develops them to be tomorrow’s senior management.

Much of the training that both Global Trainees (GTs) and other Tenaris employees receive, is focused on developing their engineering skills and knowledge of the company’s core industrial processes, and is delivered through the TenarisUniversity Industrial School. At a time when demand for skilled engineers is high, especially in our own industry, we believe that this emphasis on attracting and developing people that have the requisite education and skills is critical to our future growth.

In our community relations we stress support for academic excellence. In Argentina and Mexico we are carrying out a series of projects aimed at improving the quality of primary and secondary education in schools close to our plants in Campana and Veracruz. Drawing on the expertise of UNESCO and international experts as well as local universities and the active participation of school officials, students and their families, we take an integrated approach including investment in infrastructure, the provision of school supplies and scholarships.

In the area of higher education we continue to support the Roberto Rocca Education Program, which Tenaris co-founded in 2005. Designed to encourage the study of engineering in selected countries, the program in 2006 awarded 400 Scholarships to undergraduate students, and seven Fellowships for doctoral studies at leading international universities. As is the case with all of our community projects, we seek to reward merit and initiative by granting Scholarships and Fellowships only to those students who combine academic excellence with outstanding personal qualities.

The prevention of illness and disease is another key area for community action for Tenaris. In Mexico we instituted a breast cancer screening program for our employees and family members. Once the preliminary round of screening is completed, the program will be extended to the rest of the community around our plant in Veracruz. In Canada we contributed one million Canadian dollars towards a community fund for the construction of a maternal and child health center in Sault Ste. Marie.

In all of our community programs we seek to promote social integration and leverage our own contribution by partnering with other governmental and non-governmental organizations in projects that involve the active participation of the project’s beneficiaries. This was the approach we took in Mexico in the program “For a dignified home,” which involves the construction of 280 homes and a community center for low-income families in Veracruz.

The program, which gives special consideration to families in which a family member is physically handicapped, is co-sponsored by the city of Veracruz and other organizations. The construction work is complemented by job training and other activities designed to facilitate the beneficiaries’ integration in the broader Veracruz community and the development of micro-enterprises.

With more than 20,000 employees drawn from dozens of countries, we view the diversity of our workforce as one of our strengths. The combination of rational analysis and diversity of ideas and cultures will continue to play an instrumental role in the growth of Tenaris. Thus, we make a continuous effort to foster respect among employees for language, cultural and gender differences and are committed to broadening this diversity at all levels of the Company.

This belief in the benefits of diversity is also reflected in our support for cultural institutions. Working closely with the Fundación Proa in Buenos Aires and the Associazione per la Galleria d ’Arte Moderna e Contemporanea in Bergamo and through agreements with the Museum of Fine Arts in Houston and cultural institutions in Brazil, Mexico and Japan, we promote cultural exchanges in our local communities through art exhibits, seminars and other initiatives. Among the highlights in 2006 was the first edition of the Latin Wave Film Festival we sponsored at the Museum of Fine Arts in Houston. The three-day event, co-organized by Fundación Proa, featured films from Argentina, Brazil, Colombia, Mexico and Venezuela.

This year in Italy, we celebrated the 100th anniversary of our Dalmine mill. The activities included an open day when more than 12,000 people from the surrounding community visited our industrial facilities and attended a concert.

Health, safety and the environment

Tenaris is committed to protecting the health and safety of its employees and the communities in which it operates, as well as to minimizing its own impact on the environment and supporting broader industry and public efforts to protect the environment. In accordance with the principle of sustainable development, our efforts in this area are focused on improving the efficiency of our operations, reducing energy consumption, minimizing waste, recycling and employee training.

We continue to work on the implementation and improvement of our integrated Health, Safety and Environment (HSE) management system. Based on international standards such as ISO 14000 and OHSA 18000, the system applies eco-efficiency and integral safety concepts to all of our operations. Following the introduction of an integrated IT safety and environmental tool, we are able to record, track and analyze safety and environment accidents and incidents at all of our plants.

We believe that accidents do not happen by chance. All injuries and work-related illnesses can and must be prevented. To achieve this objective, we have instituted innovative programs that reward safe behavior. Weekly meetings are held with managers, safety staff and workers at each of our plants to discuss accidents and share ideas for improving safety. These activities are complemented by extensive risk assessment analyses, internal inspections and audits, safety committees and global safety reports. Investments in training, processes and workplace behavior are complemented by capital investments in the plants, while a significant proportion of our capital investment spending is allocated towards improving safety in our operations.

For the sixth consecutive year, our lost-time accident incident fell in 2006, declining by 12% in comparison to 2005. Since 2001 this indicator has fallen by 55%.

A significant portion of new investment at Tenaris contributes to the reduction of the environmental impact of the Company’s operations, products and services.

We adopt the most appropriate and eco-efficient designs and technologies available and continuously review our environmental performance so as to improve it. We monitor the operations of our subcontractors in addition to our own, seeking to maximize efficiency in the use of energy and material resources and recycling of by-products -both at our own facilities and by third parties - as well as minimize the generation of waste, emissions and effluents in the supply chain.

But perhaps our most significant contribution to the environment comes from the delivery of products which can perform in the most demanding conditions and on whose quality our customers can rely. We work constantly to improve the quality and reliability of our products, developing new products which can help our customers reduce the impact of their operations on the environment. We aim to supply under an integrated supply chain concept which aims to reduce risk and waste as well as costs.

We actively participate in different governmental and non-governmental forums focused on the environment. These forums include the environmental commissions and working groups of organizations such as the International Iron & Steel Institute (IISI), the Latin American Iron & Steel Institute and various national chapters of the World Business Council for Sustainable Development.

TenarisUniversity: the Industrial School

As a company built on a strong engineering tradition, we are committed to developing the human resources with the technical skills and knowledge that are a key source of our competitive advantage. To reinforce this commitment and to develop a common industrial culture across the company, we founded in late 2005 the Industrial School within our corporate university, TenarisUniversity.

The Industrial School’s curriculum consists of a graduated series of courses of increasing complexity that cover subjects such as Primary Steelmaking, Secondary Steelmaking, Continuous Casting, Hot Rolling, Finishing, Heat Treatments, Non Destructive Testing, Electric Resistance Welding, Health Safety and Environment, Industrial Management, Maintenance, Physical Metallurgy and Product Development. Introductory courses are directed towards employees who have successfully completed the Company’s two-year Global Trainee Program, which is open to recent university graduates. Upon completing these courses employees will pass on to more advanced courses that will be held either at Tenaris or at leading international universities and research centers.

Training is delivered through a combination of e-learning modules and classroom activities at global events, where employees from multiple mills are brought together, and regional events. Instructors include Tenaris experts as well as professors from top universities around the world.

Tenaris personnel that serve as instructors receive training through Training the Trainers workshops. The Industrial School is also developing training initiatives to acquaint university engineering students with the steel industry.

The School held its first global and regional events in 2006 and will expand its offering in 2007. By 2008 the School’s curriculum will be fully developed and classroom activities for global events will be conducted at the new TenarisUniversity campus, now under construction at our plant in Campana, Argentina. The campus will also serve as a venue for training activities for TenarisUniversity’s other three schools -Administration & Finance, Commercial and Management - which were launched during 2006 and will begin offering courses in 2007.

Corporate governance

Tenaris has one class of shares, with each share having equal rights including the entitlement to one vote at our shareholders’ meetings. Our articles of association provide that the annual ordinary shareholders’ meeting, which approves our annual financial statements and appoints the board of directors, take place each year on the first Wednesday of June.

Board of directors

Management of Tenaris is vested in a board of directors. Our articles of association provide for a board of directors consisting of at least five and at most fifteen directors. The board of directors is required to meet as often as required by the interests of Tenaris and at least four times per year. A majority of the members of the directors present or represented at each board of directors’ meeting constitutes a quorum, and resolutions may be adopted by the vote of a majority of the directors present or represented. In the case of a tie, the chairman is entitled to cast the deciding vote.

Directors are elected at the annual ordinary shareholders’ meeting to serve one-year renewable terms, as decided by the shareholders. The shareholders may dismiss all or any one director at any time, with or without cause, by resolution passed by majority vote, irrespective of the number of shares present or represented at the annual ordinary shareholders’ meeting. In 2006, the board of directors met nine times.

The annual shareholders’ meeting held on June 7, 2006 approved the appointment of nine directors, three of whom are independent.

Audit committee

Tenaris has an audit committee consisting of three members, all of whom are independent directors. The members of the audit committee are not eligible to participate in any incentive compensation plan for employees of Tenaris or any of its subsidiaries. Under our articles of association, as supplemented by the audit committee charter, the audit committee:

•
assists the board of directors in fulfilling its oversight responsibilities relating to the integrity of our financial statements and system of internal controls and the independence and performance of the independent auditors;

•
reviews material transactions between Tenaris and its subsidiaries with related parties to determine whether their terms are consistent with market conditions or are otherwise fair to Tenaris and its subsidiaries, and

•	performs the other duties entrusted to it by the board of directors, particularly as regards relations with the independent auditors.

The audit committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and has direct access to the independent auditors as well as anyone at Tenaris and, subject to applicable laws, its subsidiaries.

The audit committee is required to report to the board of directors on its activities and once a year on the adequacy of the internal control systems. In 2006, the audit committee met five times and on each occasion presented its report to the board of directors.

Auditors

The annual accounts are audited by independent auditors. Auditors are appointed by the shareholders through a resolution passed by a simple majority vote at the annual shareholders’ meeting, irrespective of the number of shares present or represented, on the audit committee’s recommendation. Shareholders may determine the number and the term of office of the auditors, which may not exceed one year. As part of their duties, the auditors report directly to the audit committee.

PricewaterhouseCoopers (acting, in connection with our annual accounts, through PricewaterhouseCoopers S.àr.l., Réviseur d’entreprises, and, in connection with our consolidated financial statements, through Price Waterhouse & Co. S.R.L.), served as our independent auditors during the 2006 fiscal year and are proposed for reappointment.

Compensation

The compensation of the members of our board of directors is determined at the annual ordinary shareholders’ meeting. The aggregate compensation earned by our directors and executive officers during 2006 amounted to USD 16.0 million.

Corporate governance standards

Our corporate governance practices are governed by Luxembourg Law (particularly the law of August 10, 1915 on commercial companies and the law of July 31, 1929, as amended) and our articles of association. As a Luxembourg company listed on the New York Stock Exchange (the NYSE), the Bolsa Mexicana de Valores, S.A. de C.V. (the Mexican Stock Exchange), the Bolsa de Comercio de Buenos Aires (the Buenos Aires Stock Exchange) and Borsa Italiana S.p.A. (the Italian Stock Exchange), we are not required to comply with all of the corporate governance listing standards of these exchanges. We, however, believe that our corporate governance practices meet, in all material respects, the corporate governance standards that are generally required for controlled companies by all of the exchanges on which our securities trade.

Code of Conduct

We have a Code of Conduct incorporating guidelines and standards on integrity and transparency applicable to all our employees and directors. This Code of Conduct establishes the ethical principles that form the basis for relations between the company, its employees and third parties and provides means and instruments to give transparency to issues and problems that may have a bearing on the management of the company. We also have a Code of Ethics for Financial Officers, which applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions and is intended to supplement our Code of Conduct.

Information required under the Luxembourg Law on takeovers of May 19, 2006

We have an authorized share capital of a single class of 2,500,000,000 shares with a par value of USD 1.00 per share. Our authorized share capital is fixed by our articles of association as amended from time to time with the approval of our shareholders in an extraordinary shareholders’ meeting. There were 1,180,536,830 shares issued as of December 31, 2006. All shares are fully paid.

Our board of directors is currently composed of nine directors. Directors are elected at the annual ordinary shareholders’ meeting to serve one-year renewable terms. Under our articles of association, our board of directors is authorized until July 22, 2007, to increase from time to time our issued share capital in whole or in part within the limits of the authorized capital. A renewal of this authorization for an additional five-year period is being proposed to the annual general shareholders’ meeting to be held on June 6, 2007.

Under our articles of association, any issuance of new shares of the Company pursuant to the authorization granted to its board of directors must grant our existing shareholders a preferential right to subscribe for such newly-issued shares, except:

•	in circumstances in which the shares are issued for consideration other than money;
•	with respect to shares issued as compensation to directors, officers, agents or employees, its subsidiaries or affiliates; and
•	with respect to shares issued to satisfy conversion or option rights created to provide compensation to directors, officers, agents or employees, its subsidiaries or affiliates.

Any shares to be issued as compensation or to satisfy conversion or option rights may not exceed 1.5% of our issued capital stock.

Our articles of association do not contain any redemption or sinking fund provisions, nor do they impose any restrictions on the transfer of our shares. Amendment of our articles of association requires the approval of shareholders on an extraordinary shareholders’ meeting.

The Company is controlled by San Faustín N.V., a Netherlands Antilles corporation, which owns 60.4% of the Company’s outstanding shares, either directly or through its wholly owned subsidiary I.I.I. Industrial Investments Inc., a Cayman Islands corporation. Our directors and executive officers as a group own 0.2% of the Company’s outstanding shares, while the remaining 39.4% are publicly traded. Our shares trade on the Italian Stock Exchange, the Buenos Aires Stock Exchange and the Mexican Stock Exchange; in addition, our American Depositary Securities trade on the New York Stock Exchange. The Company’s ultimate controlling entity is Rocca & Partners S.A., a British Virgin Islands corporation.

None of our outstanding securities have any special control rights. There are no restrictions on voting rights, nor are there, to the knowledge of the Company, any agreements among shareholders of the Company that might result in restrictions on the transfer of securities or the exercise of voting rights.

There are no significant agreements to which the Company is party and which take effect, alter or terminate in the event of a change in control of the Company following a takeover bid, thereby materially and adversely affecting the Company, nor there are any agreements between the Company and members of its Board of Directors or employees that provide for compensation if they resign or are made redundant without reason or if their employment ceases pursuant to a takeover bid.

Board of directors

Chairman and Chief Executive Officer	Paolo Rocca

Vice-President Finance	Guillermo Vogel
Roberto Bonatti
Carlos Franck
Bruno Marchettini
Roberto Monti (*)
Gianfelice Mario Rocca
Jaime Serra Puche (*)
Amadeo Vázquez y Vázquez (*)

(*) Members of the audit committee

Secretary	Cecilia Bilesio

Executive officers

Chief Executive Officer	Paolo Rocca

Chief Operating Officer	Alberto Valsecchi

Chief Financial Officer	Carlos Condorelli

Technology Director	Carlos San Martín

Supply Chain Director	Alejandro Lammertyn

Human Resources Director	Marco Radnic

Quality Director	Marcelo Ramos

Information Technology Director	Giancarlo Miglio

Industrial Coordination Director	Sergio Tosato

North American Area Manager	Germán Curá

Central American Area Manager	Sergio de la Maza

South American Area Manager	Guillermo Noriega

European Area Manager	Vincenzo Crapanzano

Planning Director	Carlos Pappier

Managing Director, Japanese Operations	Claudio Leali

Area Manager,Brazil	Túlio Chipoletti

Director, Confab Equipamentos	Emyr Berbare

Bridge building: tubes to integrate communities

For the last five years, we have been working in close collaboration with Toni Ruttimann, a Swiss-born humanitarian worker who in the last 20 years has helped isolated communities in Latin America and Southeast Asia build more than 360 bridges.

Our collaboration with Toni el Suizo, as the peasants in Ecuador where he built his first bridge named him, began in 2001, when our mill in Mexico donated steel tubes to build 28 bridges throughout the state of Veracruz. The initiative, dubbed Puentes de Esperanza (Bridges of Hope), has benefited some 30,000 people.

Since then, we have provided Toni with steel tubes to build a further 70 bridges in Ecuador, Cambodia and Vietnam. We have also arranged shipping for the tubes and helped Toni and his team get materials through customs. Inspired by Toni’s story, our employees have put in extra hours to seeing the materials he needs arrive.

Our on-going support for Toni’s work around the world is based on more than just an inspiring story. We share his conviction that the key to successful community development is to focus on initiatives that have a meaningful impact and that are carried out with the active involvement of the beneficiaries.

A bridge may not be the answer to all an impoverished community’s needs. But by making it easier for the community’s residents to reach a doctor, a market or school, they are one step closer to a better quality of life.

Consolidated Financial Statements
for the years ended December 31, 2006, 2005 and 2004

Operating and financial review

This review of Tenaris’s results of operations and financial condition is based on, and should be read in conjunction with, the audited consolidated financial statements of Tenaris and the related notes included elsewhere in this annual report. It compares Tenaris’s results on a consolidated basis for the fiscal year ended December 31, 2006 with its results for the fiscal year ended December 31, 2005. Tenaris prepares its consolidated financial statements in conformity with International Financial Reporting Standards (IFRS), which differ in certain significant respects from US GAAP and other national accounting standards

Results of operations
The following table sets forth, for the periods indicated, selected financial data from our consolidated income statement and expresses our operating and other costs and expenses as a percentage of net sales.

Selected financial data (all amounts in USD thousands)

	2006		2005		2004

YEAR ENDED DECEMBER 31
CONTINUING OPERATIONS

Net sales	7,727,745	100%	6,209,791	100.00%	3,718,193	100.00%

Cost of sales	(3,884,226)	-(50.30%)	-(3,429,365)	(55.20%)	-(2,378,474)	(64.00%)

Gross profit	3,843,519	49.70%	2,780,426	44.80%	1,339,719	36.00%

Selling, general and administrative expenses	(1,054,806)	(13.60%)	(832,315)	(13.40%)	(661,226)	(17.80%)

Other operating income and expenses	3,773	0.00%	(2,199)	(0.00%)	127,165	3.40%

Operating income	2,792,486	36.10%	1,945,912	31.30%	805,658	21.70%

Interest income	60,798	0.80%	23,815	0.40%	14,236	0.40%

Interest expense	(92,576)	(1.20%)	(52,629	(0.80%)	(46,161)	(1.20%)

Other financial results	26,826	0.30%	(79,772)	(1.30%)	38,304	1.00%

Income before equity in earnings of associated companies and income tax	2,787,534	36.10%	1,837,326	29.60%	812,037	21.80%

Equity in earnings of associated companies	94,667	1.20%	117,377	1.90%	6,141	5.50%

Income before income tax	2,882,201	37.30%	1,954,703	31.50%	1,018,178	27.40%

Income tax	(869,977)	(11.30%)	(567,368)	(9.10%)	(217,226)	(5.80%)

Income for continuing operations	2,012,224	26.00%	1,387,335	22.30%	800,952	21.50%

DISCONTINUED OPERATIONS
Income (loss) for discontinued operations	47,180	0.60%	(3)	0.00%	4,029	0.10%

INCOME FOR THE YEAR	2,059,404	26.60%	1,387,332	22.30%	804,981	21.60%

ATTRIBUTABLE TO	1,945,314	25.20%	1,277,547	20.60%	784,703	21.10%

Equity holders of the Company	114,090	1.50%	109,785	1.80%	20,278	0.50%

Minority interest	2,059,404	26.60%	1,387,332	22.30%	804,981	21.60%

Segment reporting

Following the acquisition of Maverick Tube Corporation, a leading North American producer of welded pipe products for the energy industry, and the sale of a majority participation in Dalmine Energie, our Italian energy supply business, we reassessed the definition of our business segments. Starting with these financial statements for the year 2006, Tenaris changed its segment reporting into three business segments: Tubes, Projects, and Others.

Tubes, or tubular products and services, includes the operations that consist of the production, distribution and sale of seamless and welded tubular products mainly for energy and select industrial applications.

Projects, or pipes for pipeline projects, includes the operations that consist of the production, distribution and sale of welded pipes mainly used in the construction of major pipeline projects.

Others, or other products and services, includes the operations that consist mainly of the production, distribution and sale of sucker rods, hot briquetted iron, electrical conduit steel and metallic structures.

Corporate general and administrative expenses have been allocated to the Tubes segment.

Comparative amounts have been re-presented to conform to this new disclosure.

The following table indicates the distribution of our net sales by business segment for the periods indicated:

Millions of  USD

	2006		2005		Increase/ (Decrease)

Tubes	6,824.30	88%	5,124.00	83%	33%

Projects	453.5	6%	790	13%	(43%)

Others	449.9	6%	295.8	5%	52%

Total	7,727.70	100%	6,209.80	100%	24%

The following table indicates our sales volume of seamless and welded pipes by business segment for the periods indicated:

Metric tons

	2006	2005	Increase/(Decrease)

Tubes Seamless	2,919,000	2,870,000	2%

Tubes Welded	297,000	–

Tubes Total	3,216,000	2,870,000	12%

Projects Welded	281,000	501,000	(44%)

Total Tubes + Projects	3,497,000	3,371,000	4%

Tubes
The following table indicates, for our Tubes business segment, net sales by geographic region, cost of sales as a percentage of net sales, operating income and operating income as a percentage of net sales:

NET SALES (USD million)	2006	2005	Increase/ (Decrease)

North America	1,992.40	1,663.50	20%

South America	960	838.8	14%

Europe	1,314.40	1,022.70	29%

Middle East & Africa	1,895.30	933	103%

Far East & Oceanía	662.3	666	(1%)

Total net sales	6,824.30	5,124.00	33%

Cost of sales (% of sales)	47%	53%

Operating income (USD million)	2,670.50	1,701.50	57%

Operating income (% of sales)	39%	33%

Net sales of tubular products and services rose 33% to USD 6,824.3 million in 2006, compared to USD 5,124.0 million in 2005, due primarily to an increase in the average selling price of our tubular products and services and the incorporation of sales from the former Maverick operations in the fourth quarter. Sales rose particularly strongly in the Middle East and Africa as there was strong demand for our TenarisBlue® premium connection and other specialized OCTG products and services, particularly in Saudi Arabia but more generally throughout the region, where there has been a sustained increase in investment in oil and gas drilling activity. In North America, excluding sales from the former Maverick operations, sales declined primarily due to reduced demand for our OCTG products and services in Mexico, where drilling activity was impacted by oilfield cost inflation and Pemex budgetary constraints, as well as lower sales of line pipe products for process and power plant construction to engineering companies in the USA and Canada. In South America, an increase in average selling prices offset a decline in sales of OCTG products in Venezuela as PDVSA reduced its stock of tubular inventories during the year. In Europe, there was an increase in sales of line pipe products to European-based process and power plant contractors and of OCTG products and services for the North Sea and a reduction in sales of tubes to industrial and automotive customers. In the Far East and Oceania, although the average selling price of our products increased, sales volumes of line pipe products to process and power plant customers in China and throughout the region declined, as did sales of industrial products in Japan and OCTG products throughout the region.

Operating income from tubular products and services rose 57% to USD 2,670.5 million in 2006, from USD 1,701.5 million, reflecting the increase in sales and an increase in the gross margin.

Projects
The following table indicates, for our Projects business segment, net sales, cost of sales as a percentage of net sales, operating income and operating income as a percentage of net sales:

PROJECTS	2006	2005	Increase/ (Decrease)

Net sales (USD million)	453.5	790	(43%)

Cost of sales (% of sales)	72%	66%

Operating income (USD million)	56.3	179.6	(69%)

Operating income (% of sales)	12%	23%

Net sales of pipes for pipeline projects declined 43% to USD 453.5 million in 2006, compared to USD 790.0 million in 2005, due to lower sales volumes. Regional demand for pipes for pipeline projects in South America was strong in 2005 due to a significant number of projects in Brazil. In 2006, demand in the region was affected as large pipeline projects planned in Brazil and Argentina were delayed. Sales to projects outside South America increased with sales made to pipeline projects in North America and Africa.

Operating income from pipes for pipeline projects fell 69% to USD 56.3 million in 2006 from USD 179.6 million, due primarily to the decrease in shipments, higher logistics costs and higher administrative costs expressed as a percentage of net sales.

Others
The following table indicates, for our Others business segment, net sales, cost of sales as a percentage of net sales, operating income and operating income as a percentage of net sales:

OTHERS	2006	2005	Increase/ (Decrease)

Net sales (USD million)	449.9	295.8	52%

Cost of sales (% of sales)	73%	64%

Operating income (USD million)	65.7	64.8	1%

Operating income (% of sales)	15%	22%

Net sales of other products and services rose 52% to USD 449.9 million in 2006, compared to USD 295.8 million in 2005, as sales of the principal product categories (hot briquetted iron, sucker rods, metallic structures) included in this segment all increased and the sales of conduit pipes from the former Maverick electrical products division were included from the fourth quarter.

Operating income from other products and services rose 1% to USD 65.7 million in 2006 from USD 64.8 million in 2005, due to higher sales. The operating margin decreased due primarily to a reduction in margins on sales of hot briquetted iron. These sales represented around 40% of total sales in this segment in 2006.

Selling, general and administrative expenses, or SG&A, increased marginally as a percentage of net sales to 13.6% in 2006 compared to 13.4% in 2005. Total SG&A rose to USD 1,054.8 million in 2006 from USD 832.3 million in 2005, due to higher labor costs, higher commission, freight and other selling expenses (reflecting higher sales) and increased charges for amortization of intangible assets relating principally to assets acquired in connection with the Maverick acquisition.

Net interest expenses totaled USD 31.8 million in 2006, compared to net interest expenses of USD 28.8 million in 2005. Net interest expenses increased substantially in the fourth quarter of 2006 reflecting the change in net debt position following the acquisition of Maverick.

Other financial results contributed a gain of USD 26.8 million in 2006, compared to a loss of USD 79.8 million during 2005. These results largely reflect gains and losses on net foreign exchange transactions and the fair value of derivative instruments and are to a large extent offset by changes to our net equity position. They arise due to the fact that most of our subsidiaries prepare their financial statements in currencies other than the US dollar in accordance with IFRS.

Equity in earnings of associated companies generated a gain of USD 94.7 million in 2006 compared to a gain of USD 117.4 million in 2005. These gains were derived mainly from our equity investment in Ternium and our former indirect equity investment in Sidor, prior to its exchange for an investment in Ternium in September 2005.

Income tax charges of USD 870.0 million were recorded during 2006, equivalent to 31% of income before equity in earnings of associated companies and income tax, compared to income tax charges of USD 567.4 million, equivalent to 31% of income before equity in earnings of associated companies and income tax, during 2005.

Income from discontinued operations amounted to USD 47.2 million in 2006, compared to a break-even result in 2005.

Net income rose 48% to USD 2,059.4 million, or 27% of net sales, in 2006, compared to USD 1,387.3 million, or 22% of net sales, in 2005 reflecting an increase in operating income and an improvement in other financial results, which was partially offset by a proportionate increase in income tax charges.

Income attributable to equity holders in the Company was USD 1,945.3 million in 2006, compared to USD 1,277.5 million in 2005.

Income attributable to minority interest was USD 114.1million in 2006, compared to USD 109.8 million in 2005. Higher income attributable to minority interest at our NKKTubes subsidiary more than offset a decline in income attributable to minority interest at our Confab subsidiary.

Liquidity and capital resources
The following table provides certain information related to our cash generation and changes in our cash and cash equivalents position for each of the last three years:

Thousands of USD

YEAR ENDED DECEMBER 31	2006	2005	2004

Net cash provided by operating activities	1,810,856	1,295,323	98,288

Net cash used in investing activities	-2,822,049	-292,791	-213,396

Net cash (used in) provided by financing activities	1,700,705	-604,129	170,558

Increase in cash and cash equivalents	689,512	398,403	55,450

Effect of exchange rate changes	-5,095	-11,636	344

Cash and cash equivalents at the beginning of period	680,591	293,824	238,030

Cash and cash equivalents at period end	1,365,008	680,591	293,824

Our financing strategy is to maintain adequate financial resources and access to additional liquidity. During 2006, we have counted on cash flows from operations as well as additional bank financing to fund our transactions including the acquisition of Maverick Tube Corporation. Short-term bank lines were used as needed throughout the year.

We believe that funds from operations, availability of liquid financial assets and our access to external borrowing through the financial markets will be sufficient to satisfy our working capital needs and to service our debt in the foreseeable future. We also believe that our liquidity and capital resources give us adequate flexibility to manage our planned capital spending programs, to service our debt and to address short-term changes in business conditions.

We have a conservative approach to the management of our liquidity, which consists of cash and cash equivalents, mainly short-term investments of high liquidity. We used these funds to finance our working capital and capital expenditure requirements, to make acquisitions and to distribute dividends to our shareholders.

We hold money market investments and variable-rate or fixed-rate securities from investment grade issuers. We concentrate our cash in major financial centers (mainly New York and London). We hold our cash and cash equivalents primarily in US dollars, and limit our holdings of other currencies to the minimum required to fund our cash operating needs. As of December 31, 2006 US dollar denominated liquid assets represented 80% of total liquid financial assets. Liquid financial assets as a whole (excluding current investments) were 10.9% of total assets compared to 10.5% at the end of 2005. For further information on our liquidity, please see Note 19 to the consolidated financial statements included elsewhere in this annual report.

Cash and cash equivalents increased by USD 689.5 million to USD 1,365.0 million at December 31, 2006, from USD 680.6 million at December 31, 2005. In addition, we had other current investments of USD 183.6 million. As of December 31, 2005, other current investments amounted to USD 119.9 million.

Operating activities
Net cash provided by operations during 2006 rose to USD 1,810.9 million compared to USD 1,295.3 million in 2005, primarily reflecting an increase in operating income to USD 2,792.5 million in 2006 from USD 1,945.9 million in 2005. Working capital increased by USD 469.5 million in 2006 compared to a USD 433.9 million increase in 2005. The working capital increase was comprised mainly of:

•	an increase in inventories of USD 455.6 million, reflecting primarily an increase in business activity and an increase in the cost of goods in process, and
•	an increase in trade receivables of USD 226.7 million, reflecting higher quarterly net sales, partially offset by
•	an increase in trade payables of USD 150.6 million.

Investing activities
Net cash used in investing activities in 2006 was USD 2,822.0 million, compared to USD 292.8 million in 2005. The main differences were as follows:

•
Capital expenditure increased to USD 441.5 million in 2006 compared to USD 284.5 million in 2005 as we advanced with our investment program to increase our capabilities to produce specialized products by expanding heat treatment capacity and premium threading and other finishing facilities, and we reached the final stage of the construction of a power generation plant in Italy.

•
We spent USD 2,387.2 million in acquisitions in 2006. On October 5, 2006 we acquired Maverick Tube Corporation, which represented a cost to the company of USD 2,417.2 million for a total value of USD 3,160.4 million including Maverick’s financial debt. We also acquired in January certain welded pipe assets and facilities belonging to Acindar, in Argentina, for USD 29.3 million. During the year, additional shares of Silcotub and Dalmine were acquired from minority shareholders for approximately USD 11.2 million. Total funds spent for acquisitions during 2005 amounted to USD 48.3 million.

•	On December 1, 2006 we sold a 75% participation in Dalmine Energie for USD 58.9 million.

•
On February 12, 2007, we announced that we have entered into a definitive merger agreement to acquire Hydril, a North American manufacturer of premium connections and pressure control products, for USD 97 per share of Hydril’s common stock and USD 97 per share of Hydril’s Class B common stock, payable in cash. The acquisition will be financed through a combination of cash and debt, for which bank commitments have been secured.

Financing activities
Net cash provided by financing activities, including dividends paid and proceeds and repayments of borrowings, was USD 1,700.7 million in 2006, compared to net cash used in financing activities in 2005 of USD 604.1 million. Net proceeds from borrowings increased by USD 1,928.1 million in 2006 compared to a decrease of USD 240.4 million in 2005. Dividends paid amounted to USD 227.4 million in 2006 compared to USD 363.7 million in 2005. The dividend proposed to be paid to Tenaris shareholders in respect of the 2006 fiscal year amounts to USD 354 million equal to the amount paid in respect of the 2005 fiscal year.

Our total liabilities to total assets ratio increased to 0.55 to 1 as of December 31, 2006, compared to 0.44 to 1 as of December 31, 2005.

Principal sources of funding
Financial liabilities
Total financial debt increased by USD 2,641.0 million to USD 3,651.2 million from USD 1,010.3 million at December 31, 2005.

Our financial liabilities consist of bank loans, overdrafts, and financial leases. As of December 31, 2006 US dollar-denominated financial liabilities and Euro-denominated financial liabilities represented 95.2% and 3.4%, respectively, of total financial liabilities.
The following table shows the composition of our financial liabilities at December 31, 2006 and 2005.

	2006	2005

Bank borrowings	3,503,573	872,790

Bank overdrafts	7,300	24,717

Other loans	134,421	105,858

Finance lease liabilities	5,949	6,927

Total borrowings	3,651,243	1,010,292

The nominal average interest rates shown below were calculated using rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of said instruments:

	2006	2005

Bank borrowings	6.12%	5.14%

Other loans	5.50%	4.51%

Finance lease liabilities	3.71%	3.14%

The maturity of our financial liabilities is as follows:

AT DECEMBER 31, 2006	1 year	1 – 2	2 – 3	3 – 4	4 – 5	Over 5	TOTAL
	or less	years	years	years	years	years

Financial leases	1,384	1,116	822	758	663	1,206	5,949

Other borrowings	792,813	803,381	924,647	568,965	507,030	48,458	3,645,294

Total borrowings	794,197	804,497	925,469	569,723	507,693	49,664	3,651,243

Our current debt to total debt ratio decreased from 0.33 as of December 31, 2005 to 0.22 as of December 31 2006 due to the impact of the new long-term syndicated loans granted in October 2006.

Relevant borrowings

Significant borrowings include:

Millions of USD

Date	Borrower	Type	Original	Outstanding	Maturity
			principal	Principal
			amount	Amount

March 2005	Tamsa	Syndicated loan	300	300	March 2010

April 2005	Siderca	Syndicated loan	125	93.8	April 2008

October 2006	Tenaris S.A.	Syndicated loan	500	500	October 2011

	Tamsa	Syndicated loan	700	700	October 2011

	Siderca	Syndicated loan	480.5	480.5	October 2009

	Dalmine	Syndicated loan	150	150	October 2011

	Algoma Tubes	Syndicated loan	100	100	October 2011

	Maverick	Syndicated loan	750	750	October 2011

The main covenants on these loan agreements are limitations on liens and encumbrances, restrictions on investments and capital expenditures, limitations on the sale of certain assets and compliance with financial ratios (e.g., leverage ratio and interest coverage ratio calculated on each subsidiary’s financial statements). In addition, the loan agreement with Tenaris S.A. is secured with a pledge of a percentage of Maverick’s shares, as explained in Note 28 to our consolidated financial statements. Tenaris S.A. is allowed to make payments such as dividends, repurchase or redemption of shares up to the greater of USD 475 million or 25% of consolidated net income for the previous fiscal year; once the outstanding amount of this facility is less than USD 425 million, no such restrictions will apply.

Additionally, our total borrowings include USD 153 million secured by certain properties of Dalmine and Confab.

As of December 31, 2006, we were in compliance with all of our financial covenants. We believe that current debt covenants allow us a high degree of operational and financial flexibility and do not impair our ability to obtain additional financing at competitive costs.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of Tenaris S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in equity, present fairly, in all material respects, the financial position of Tenaris S.A. and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with International Financial Reporting Standards. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Notes 33 and 34 to the consolidated financial statements.

Price Waterhouse & Co. S.R.L.
by

Daniel A.López Lado
(Partner)

Buenos Aires, Argentina
February 28, 2007 except as to Notes 33 and 34
which is April 16, 2007

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

TENARIS S.A.

CONSOLIDATED
FINANCIAL STATEMENTS

For the years ended December 31, 2006, 2005 and 2004

46a, Avenue John F. Kennedy - 2nd Floor.
L - 1855 Luxembourg

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

CONSOLIDATED INCOME STATEMENTS

(all amounts in thousands of U.S. dollars, unless otherwise stated)		Year ended December 31,
	Notes	2006	2005	2004
Continuing operations
Net sales	1	7,727,745	6,209,791	3,718,193
Cost of sales	2	(3,884,226)	(3,429,365)	(2,378,474)
Gross profit		3,843,519	2,780,426	1,339,719
Selling, general and administrative expenses	3	(1,054,806)	(832,315)	(661,226)
Other operating income	5 (i)	13,077	12,396	152,591
Other operating expenses	5 (ii)	(9,304)	(14,595)	(25,426)
Operating income		2,792,486	1,945,912	805,658
Interest income	6	60,798	23,815	14,236
Interest expense	6	(92,576)	(52,629)	(46,161)
Other financial results	6	26,826	(79,772)	38,304
Income before equity in earnings of associated companies and income tax		2,787,534	1,837,326	812,037
Equity in earnings of associated companies	7	94,667	117,377	206,141
Income before income tax		2,882,201	1,954,703	1,018,178
Income tax	8	(869,977)	(567,368)	(217,226)
Income for continuing operations		2,012,224	1,387,335	800,952

Discontinued operations (see Note 30)
Income (loss) for discontinued operations		47,180	(3)	4,029

Income for the Year		2,059,404	1,387,332	804,981

Attributable to (1):
Equity holders of the Company		1,945,314	1,277,547	784,703
Minority interest		114,090	109,785	20,278
		2,059,404	1,387,332	804,981

Earnings per share attributable to the equity holders of the Company during year
Weighted average number of ordinary shares (thousands)	9	1,180,537	1,180,537	1,180,507
Earnings per share (U.S. dollars per share)	9	1.65	1.08	0.66
Earnings per ADS (U.S. dollars per ADS)	9	3.30	2.16	1.33

(1)
Prior to December 31, 2004 minority interest was shown in the income statement before net income, as required by International Financial Reporting Standards (“IFRS”) in effect. For years beginning on or after January 1, 2005, International Accounting Standards (“IAS”) 1 (revised) requires that income for the year as shown on the income statement to not exclude minority interest. Earnings per share, however, continue to be calculated on the basis of net income attributable solely to the equity holders of the Company.

The accompanying notes are an integral part of these consolidated financial statements.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

CONSOLIDATED BALANCE SHEETS

(all amounts in thousands of U.S. dollars)		At December 31, 2006		At December 31, 2005
	Notes
ASSETS
Non-current assets
Property, plant and equipment, net	10	2,939,241		2,230,038
Intangible assets, net	11	2,844,498		159,099
Investments in associated companies	12	422,958		257,234
Other investments	13	26,834		25,647
Deferred tax assets	21	291,641		194,874
Receivables	14	41,238	6,566,410	65,852	2,932,744

Current assets
Inventories	15	2,372,308		1,376,113
Receivables and prepayments	16	272,632		143,282
Current tax assets	17	202,718		102,455
Trade receivables	18	1,625,241		1,324,171
Other investments	19	183,604		119,907
Cash and cash equivalents	19	1,372,329	6,028,832	707,356	3,773,284

Total assets			12,595,242		6,706,028

EQUITY
Capital and reserves attributable to the Company’s equity holders
Share capital		1,180,537		1,180,537
Legal reserves		118,054		118,054
Share premium		609,733		609,733
Currency translation adjustments		3,954		(59,743)
Other reserves		28,757		2,718
Retained earnings		3,397,584	5,338,619	1,656,503	3,507,802

Minority interest			363,011		268,071
Total equity			5,701,630		3,775,873

LIABILITIES
Non-current liabilities
Borrowings	20	2,857,046		678,112
Deferred tax liabilities	21	991,945		353,395
Other liabilities	22(i)	186,724		154,378
Provisions	23(ii)	92,027		43,964
Trade payables		366	4,128,108	1,205	1,231,054

Current liabilities
Borrowings	20	794,197		332,180
Current tax liabilities		565,985		452,534
Other liabilities	22(ii)	187,701		138,875
Provisions	24(ii)	26,645		36,945
Customer advances		352,717		113,243
Trade payables		838,259	2,765,504	625,324	1,699,101

Total liabilities			6,893,612		2,930,155

Total equity and liabilities			12,595,242		6,706,028
The accompanying notes are an integral part of these consolidated financial statements.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(all amounts in thousands of U.S. dollars)

	Attributable to equity holders of the Company
	Share Capital	Legal Reserves	Share Premium	Currency translation adjustment	Other Reserves	Retained Earnings (*)	Minority Interest	Total

Balance at January 1, 2006	1,180,537	118,054	609,733	(59,743)	2,718	1,656,503	268,071	3,775,873

Currency translation differences	-	-	-	63,697	-	-	15,225	78,922
Change in equity reserves (See section III C and Note 28 (c))	-	-	-	-	26,039	-	-	26,039
Acquisition of minority interest	-	-	-	-	-	-	(11,181)	(11,181)
Dividends paid in cash	-	-	-	-	-	(204,233)	(23,194)	(227,427)
Income for the period	-	-	-	-	-	1,945,314	114,090	2,059,404

Balance at December 31, 2006	1,180,537	118,054	609,733	3,954	28,757	3,397,584	363,011	5,701,630

(*) The Distributable Reserve and Retained Earnings calculated according to Luxembourg Law are disclosed in Note 26.

The accompanying notes are an integral part of these consolidated financial statements.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (CONT’D.)

(all amounts in thousands of U.S. dollars)

	Attributable to equity holders of the Company
	Share Capital	Legal Reserves	Share Premium	Other Distributable Reserve	Currency translation adjustment	Other Reserves	Retained Earnings	Minority Interest	Total

Balance at January 1, 2005	1,180,537	118,054	609,733	82	(30,020)	-	617,538	165,271	2,661,195
Effect of adopting IFRS 3 (see Note 1)	-	-	-	-	-	-	110,775	-	110,775

Adjusted balance at January 1, 2005	1,180,537	118,054	609,733	82	(30,020)	-	728,313	165,271	2,771,970
Currency translation differences	-	-	-	-	(29,723)	-	-	7,180	(22,543)
Increase in equity reserves in Ternium	-	-	-	-	-	2,718	-	-	2,718
Acquisition of minority interest	-	-	-	-	-	-	-	153	153
Dividends paid in cash	-	-	-	(82)	-	-	(349,357)	(14,318)	(363,757)
Income for the period	-	-	-	-	-	-	1,277,547	109,785	1,387,332

Balance at December 31, 2005	1,180,537	118,054	609,733	-	(59,743)	2,718	1,656,503	268,071	3,775,873

	Attributable to equity holders of the Company
	Share Capital	Legal Reserves	Share Premium	Other Distributable Reserve	Currency translation adjustment	Other Reserves	Retained Earnings	Minority Interest	Total

Balance at January 1, 2004	1,180,288	118,029	609,269	96,555	(34,194)	-	(128,667)	119,984	1,961,264
Currency translation differences	-	-	-	-	4,174	-	-	9,478	13,652
Capital increase and acquisition of minority interest	249	25	464	82	-	-	-	20,457	21,277
Dividends paid in cash	-	-	-	(96,555)	-	-	(38,498)	(4,926)	(139,979)
Income for the period	-	-	-	-	-	-	784,703	20,278	804,981

Balance at December 31, 2004	1,180,537	118,054	609,733	82	(30,020)	-	617,538	165,271	2,661,195

The accompanying notes are an integral part of these consolidated financial statements.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

CONSOLIDATED CASH FLOW STATEMENTS

		Year ended December 31,
(all amounts in thousands of U.S. dollars)	Note	2006	2005	2004

Cash flows from operating activities
Income for the year		2,059,404	1,387,332	804,981
Adjustments for:
Depreciation and amortization	10 & 11	255,004	214,227	208,119
Income tax accruals less payments	29 (ii)	56,836	149,487	44,659
Equity in earnings of associated companies		(94,667)	(117,377)	(206,037)
Interest accruals less payments, net	29 (iii)	21,909	1,919	16,973
Income from disposal of investment and others		(46,481)	-	11,705
Changes in provisions		8,894	6,497	11,455
Proceeds from Fintecna arbitration award net of BHP settlement		-	66,594	(126,126)
Changes in working capital (1)	29 (i)	(469,517)	(433,939)	(621,187)
Other, including currency translation adjustment		19,474	20,583	(46,254)
Net cash provided by operating activities		1,810,856	1,295,323	98,288

Cash flows from investing activities
Capital expenditures	10 & 11	(441,472)	(284,474)	(183,312)
Acquisitions of subsidiaries	28	(2,387,249)	(48,292)	(97,595)
Proceeds from disposal of subsidiary		52,995	-	-
Convertible loan to associated companies		-	(40,358)	-
Proceeds from disposal of property, plant and equipment and intangible assets		15,347	9,995	12,054
Dividends and distributions received from associated companies	12	-	59,127	48,598
Changes in restricted bank deposits		2,027	11,452	(13,500)
Reimbursement from trust funds		-	(119,907)	-
Changes in investments in short terms securities		(63,697)	119,666	20,359
Net cash used in investing activities		(2,822,049)	(292,791)	(213,396)

Cash flows from financing activities
Dividends paid		(204,233)	(349,439)	(135,053)
Dividends paid to minority interest in subsidiaries		(23,194)	(14,318)	(31)
Proceeds from borrowings		3,033,230	1,222,861	632,095
Repayments of borrowings		(1,105,098)	(1,463,233)	(326,453)
Net cash provided by (used) in financing activities		1,700,705	(604,129)	170,558
Increase in cash and cash equivalents		689,512	398,403	55,450

Movement in cash and cash equivalents
At the beginning of the period		680,591	293,824	238,030
Effect of exchange rate changes		(5,095)	(11,636)	344
Increase in cash and cash equivalents		689,512	398,403	55,450
At December 31, 2006	29 (iv)	1,365,008	680,591	293,824

(1) In 2004, includes $55.1 million corresponding to the first installment paid in connection with the final settlement of BHP claim

The accompanying notes are an integral part of these consolidated financial statements.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

INDEX TO THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

I.	GENERAL INFORMATION	V.	OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
		1	Segment information
II.	ACCOUNTING POLICIES (“AP”)	2	Cost of sales
A	Basis of presentation	3	Selling, general and administrative expenses
B	Group accounting	4	Labor costs (included in Cost of sales and Selling, general and administrative expenses)
C	Segment information	5	Other operating items
D	Foreign currency translation	6	Financial results
E	Property, plant and equipment	7	Equity in earnings of associated companies
F	Intangible assets	8	Income tax
G	Impairment of non financial assets	9	Earnings and dividends per share
H	Other investments	10	Property, plant and equipment, net
I	Inventories	11	Intangible assets, net
J	Trade receivables	12	Investments in associated companies
K	Cash and cash equivalents	13	Other investments non current
L	Shareholders’ Equity	14	Receivables non current
M	Borrowings	15	Inventories
N	Income taxes - Current and Deferred	16	Receivables and prepayments
O	Employee - related liabilities	17	Current tax assets
P	Employees’ statutory profit sharing	18	Trade receivables
Q	Provisions and other liabilities	19	Cash and cash equivalents, and Other investments
R	Revenue recognition	20	Borrowings
S	Cost of sales and sales expenses	21	Deferred income tax
T	Earnings per share	22	Other liabilities
U	Derivative financial instruments	23	Non-current allowances and provisions
		24	Current allowances and provisions
III.	FINANCIAL RISK MANAGEMENT	25	Derivative financial instruments
		26	Contingencies, commitments and restrictions on the distribution of profits
IV.	IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS	27	Ordinary shares and share premium
		28	Business and other acquisitions
		29	Cash flow disclosures
		30	Discontinued operations
		31	Related party transactions
		32	Principal subsidiaries

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

I. GENERAL INFORMATION

Tenaris S.A. (the “Company”), a Luxembourg corporation (societé anonyme holding), was incorporated on December 17, 2001, as a holding company in steel pipe manufacturing and distributing operations. The Company holds, either directly or indirectly, controlling interests in various subsidiaries. References in these financial statements to “Tenaris” refer to Tenaris S.A. and its consolidated subsidiaries. A list of the Company’s subsidiaries is included in Note 32.

Tenaris shares are listed on the New York, Buenos Aires, Milan, and Mexico City Stock Exchanges.

These consolidated financial statements were approved for issue by the Company’s Board of Directors on February 28, 2007.

II. ACCOUNTING POLICIES

A Basis of presentation

The Consolidated Financial Statements of Tenaris and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The consolidated financial statements are presented in thousands of U.S. dollars (“$”).

Certain comparative amounts have been reclassified to conform to changes in presentation in the current year.

The preparation of consolidated financial statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet dates, and the reported amounts of revenues and expenses during the reporting years. Actual results may differ from these estimates.

B Group accounting

(1) Subsidiary companies

Subsidiary companies are entities which are controlled by Tenaris as a result of its ownership of more than 50% of the voting rights or its ability to otherwise govern an entity’s financial and operating policies. Subsidiaries are consolidated from the date on which control is exercised by the Company and are no longer consolidated from the date that the Company ceases to have control.

The purchase method of accounting is used to account for the acquisition of subsidiaries by Tenaris. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of acquisition, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of acquisition over the fair value of Tenaris share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

Material intercompany transactions and balances between Tenaris subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is its respective local currency, some financial gains (losses) arising from intercompany transactions are generated. These are included in the consolidated income statement under Financial results.

See Note 32 for the list of the consolidated subsidiaries.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

B Group accounting (Cont’d.)

(2) Associated companies

Investments in associated companies are accounted for by the equity method of accounting and initially recognized at cost. Associated companies are companies in which Tenaris owns between 20% and 50% of the voting rights or over which Tenaris has significant influence, but does not have control. Unrealized results on transactions between Tenaris and its associated companies are eliminated to the extent of Tenaris’ interest in the associated companies. Unrealized losses are also eliminated but considered an impairment indicator of the asset transferred. Accounting policies of associated companies have been changed where necessary to ensure consistency with the policies adopted by the Company. The Company’s pro-rata share of earnings in associated companies is recorded in Equity in earnings of associated companies. The Company’s pro-rata share of changes in other reserves is recognized in reserves in the Statement of Changes in Equity.

The Company’s investment in Ternium S.A. (“Ternium”) has been accounted for under the equity method, as Tenaris has significant influence as defined by IAS 28, Investments in Associates. At December 31, 2006, Tenaris held 11.46% of Ternium’s common stock. The Company’s investment in Ternium is carried at incorporation cost plus proportional ownership of Ternium’s earnings and other shareholders’ equity accounts. Because the exchange of its holdings in Amazonia and Ylopa for shares in Ternium was considered to be a transaction between companies under common control of San Faustin N.V., Tenaris recorded its initial ownership interest in Ternium at $229.7 million, the carrying value of the investments exchanged. This value was $22.6 million less than Tenaris’ proportional ownership of Ternium’s shareholders’ equity at the transaction date. As a result of this treatment, Tenaris’s investment in Ternium will not reflect its proportional ownership of Ternium’s net equity position. Ternium carried out an initial public offering of its shares on February 1, 2006, listing its shares on the New York Stock Exchange.

See Note 12 for a list of principal associated companies.

C Segment information

Until September 30, 2006 Tenaris reported under four business segments: Seamless, Welded and Other Metallic Products, Energy and Other. The acquisition of Maverick Tube Corporation and its subsidiaries (“Maverick”) on October 5, 2006, and the sale of a significant ownership in Dalmine Energie on December 1, 2006 led to a reassessment in the definition of operating segments previously used by Tenaris. Together with the reassessment, Tenaris early adopted IFRS 8 “Operating Segments” as from the year ended December 31, 2006.

As from these Financial Statements, Tenaris changed its segment reporting into three major business segments: Tubes, Projects and Other.

The Tubes segment includes the operations that consist in the production and selling of both seamless and welded steel tubular products mainly for energy and industrial applications.

The Projects segment includes the operations that consist in the production and selling of welded steel pipe products mainly used in the construction of major pipeline projects.

The Other segment includes the operations that consist in the production and selling of sucker rods, hot briquetted iron, steel electrical conduit and other metallic products.

Corporate general and administrative expenses have been allocated to the Tubes segment.

Comparative amounts have been re-presented to conform to new disclosure.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

C Segment information (Cont’d.)

Tenaris groups its geographical information in five areas: South America, Europe, North America, Middle East and Africa, and Far East and Oceania. For purposes of reporting geographical information, net sales are attributable to geographical areas based on the customer’s location; allocation of assets and capital expenditures and associated depreciation and amortization are based on the geographic location of the assets.
D Foreign Currency Translation

(1) Functional currency

IAS 21(revised) defines the functional currency as the currency of the primary economic environment in which an entity operates.

The functional currency of Tenaris S.A. is the U.S. dollar. The U.S. dollar is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Tenaris global operations. Generally, the functional currency of Tenaris’s subsidiaries is the respective local currency. Tenaris Argentine operations, however, which consist of Siderca S.A.I.C. (“Siderca”) and its Argentine subsidiaries, have determined their functional currency to be the U.S. dollar, based on the following considerations:

•
Sales are mainly negotiated, denominated and settled in U.S. dollars. If priced in a currency other than the U.S. dollar, the price considers exposure to fluctuation in the rate of exchange rate versus the U.S. dollar;

•	Prices of critical raw materials and inputs are priced and settled in U.S. dollars;
•	The exchange rate of the currency of Argentina has long-been affected by recurring and severe economic crises;
•	Net financial assets and liabilities are mainly received and maintained in U.S. dollars.

In addition to Siderca, the Company’s distributing subsidiaries and intermediate holding subsidiaries also use the U.S. dollar as their functional currency, reflecting the transaction environment and cash flow of these operations.

(2) Translation of financial information in currencies other than the functional currency

Results of operations for subsidiaries whose functional currencies are not the U.S. dollar are translated into U.S. dollars at the average exchange rates for each quarter of the year. Balance sheet positions are translated at the end-of-year exchange rates. Translation differences are recognized in equity as currency translation adjustments. In the case of a sale or other disposal of any such subsidiary, any accumulated translation difference would be recognized in income as a gain or loss from the sale.

(3) Transactions in currencies other than the functional currency

Transactions in currencies other than the functional currency are accounted for at the exchange rates prevailing at the date of the transactions. Gains and losses resulting from the settlement of such transactions, including intercompany transactions, and from the translation of monetary assets and liabilities denominated in currencies other than the functional currency, are recorded as gains and losses from foreign exchange and included in Financial results in the income statement.

E Property, plant and equipment

Property, plant and equipment are recognized at historical acquisition or construction cost less accumulated depreciation and impairment losses. Property, Plant and Equipment acquired through acquisitions accounted for as business combinations have been valued initially at the fair market value of the assets acquired.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

E Property, plant and equipment (Cont’d.)

Major overhaul and rebuilding expenditures are capitalized as property, plant and equipment only when the investment enhances the condition of assets beyond its original condition. The carrying amount of the replaced part is derecognized.

Ordinary maintenance expenses on manufacturing properties are recorded as cost of products sold in the year in which they are incurred.

Borrowing costs that are attributable to the acquisition or construction of certain capital assets are capitalized as part of the cost of the asset, in accordance with IAS 23, Borrowing Costs. Capital assets for which borrowing costs may be capitalized are those that require a substantial period of time to prepare for their intended use.

Depreciation is calculated using the straight-line method to depreciate the cost of each asset to its residual value over its estimated useful life, as follows:

Buildings and improvements	30-50 years
Plant and production equipment	10-20 years
Vehicles, furniture and fixtures, and other equipment	4-10 years

The residual values and useful lives of significant plant and equipment are reviewed, and adjusted if appropriate, at each year-end date. Any charges from such reviews are included in Cost of sales in the income statement.

Management’s reestimation of assets useful lives, performed in accordance with IAS 16, did not materially affect depreciation expenses for 2006.

Tenaris depreciates each significant part of an item of property, plant and equipment for its different production facilities that (i) can be properly identified as an independent component with a cost that is significant in relation to the total cost of the item, and (ii) has a useful operating life that is different from another significant part of that same item of property, plant and equipment.

Gains and losses on disposals are determined by comparing net proceeds with the carrying amount of assets. These are included in Other operating income or Other operating expenses in the income statement.

F Intangible assets

(1) Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of the Tenaris’ share of net assets acquired as part of business combinations. In accordance with IFRS 3, beginning January 1, 2005, goodwill is considered to have an indefinite life and is not amortized, but is subject to annual impairment testing. In the event of impairment, impairment losses on goodwill are not reversed. No impairment losses related to goodwill were recorded by Tenaris during the three years covered by these financial statements. Goodwill is included in ‘Intangible assets, net’ on the balance sheet.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units expected to benefit from the business combination which generated the goodwill being tested.

Negative goodwill represents an excess of the fair value of identifiable net assets acquired in a business combination over the cost of the acquisition. IFRS 3 requires negative goodwill to be recognized immediately as a gain in the income statement.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

F Intangible assets (Cont’d.)

(1) Goodwill (Cont’d.)

During 2004 International Financial Reporting Standard (IFRS) 3, “Business Combinations” was issued, which was applied by Tenaris for all business combinations that occurred after March 31, 2004.

As per this standard, prior to January 1, 2005 goodwill was amortized on a straight line basis over its estimated useful life, not to exceed 15 years, and tested for impairment at each balance sheet date in the event indicators of impairment were present. As required by IFRS 3, Tenaris ceased amortization of goodwill for periods beginning on or after January 1, 2005. In addition, accumulated amortization as of December 31, 2004 has been netted against the cost of the goodwill. For years ending on or after December 31, 2005 goodwill is required to be tested annually for impairment, as well as when there are indicators of impairment. Amortization of goodwill expense included in the year ended December 31, 2004 amounted to $9.4 million.

Upon the adoption of IFRS 3, which must be adopted together with the revised IAS 38, Intangible Assets, and IAS 36, Impairment of Assets, previously accumulated negative goodwill is required to be derecognized through an adjustment to retained earnings. The derecognition of negative goodwill in this manner resulted in an increase of $110.8 million in the opening balance of the Company's equity at January 1, 2005. Amortization of negative goodwill in income amounted to $9.0 million in the year ended December 31, 2004.

(2) Information systems projects

Costs associated with developing or maintaining computer software programs are generally recognized as an expense as incurred. However, costs directly related to the development, acquisition and implementation of information systems are recognized as intangible assets if it is probable they have economic benefits exceeding one year.

Information systems projects recognized as assets are amortized using the straight-line method over their useful lives, not exceeding a period of 3 years. Amortization charges are classified as Selling, general and administrative expenses in the income statement.

(3) Licenses, patent and trademarks

Expenditures on acquired patents, trademarks, technology transfer and licenses are capitalized and amortized using the straight-line method over their estimated useful lives, not exceeding a period of 3 years.

(4) Research and development

Research expenditures as well as development costs that do not fulfill the criteria for capitalization are recorded as cost of sales in the income statement as incurred. Research and development expenditures included in cost of sales for the years 2006, 2005 and 2004 totaled $46.9 million , $34.7 million and $26.3 million, respectively.

(5) Customer relationships intangible asset acquired in a business combination

In accordance with IFRS 3 and IAS 38, Tenaris has recognized the value of customer relationships separately from goodwill attributable to the acquisition of Maverick, as further disclosed in Note 28.

Customer relationships are amortized over a useful average life of approximately 14 years.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

G Impairment of non financial assets

In accordance with IFRS 3 (Business Combinations) and the related revised versions of IAS 36 (Impairment of Assets) and IAS 38 (Intangible Assets), long-lived assets, including identifiable intangible assets and goodwill are regularly reviewed for impairment.

Intangible assets with indefinite life, including goodwill, are subject to at least an annual impairment test for possible impairment whereas, the remaining long lived assets are tested whenever events or changes in circumstances indicate that the balance sheet carrying amount of the asset may not be recoverable.

To carry out these tests, assets are grouped into cash generating units (CGUs). The value in use of these units is determined on the basis of the present value of net future cash flows which will be generated by the assets tested. Cash flows are discounted at discount rates that reflects specific country and currency risks.

H  Other Investments

Other investments consist primarily of investments in financial debt instruments.

All of Tenaris investments are classified as financial assets “at fair value through profit or loss”. As explained in section IV, Tenaris applied the transition provisions of IAS 39 and designated as “financial assets carried at fair value through profit or loss” the investments that were previously recognized as “available-for-sale”.

Purchases and sales of financial investments are recognized as of the trade date, which is the date that Tenaris commits to purchase or sell the investment, and which is not significantly different from the actual settlement date. The change in fair value of financial investments designated as held at fair value through profit or loss is charged to Financial results in the income statement.

Income from financial investments is recognized in Financial results in the income statement. Interest receivable on investments in debt securities is calculated using the effective interest method.

The fair values of quoted investments are based on current mid prices. If the market for a financial investment is not active or the securities are not listed, Tenaris estimates fair value by using standard valuation techniques.

I Inventories

Inventories are stated at the lower of cost (calculated principally on the first-in-first-out “FIFO” method) and net realizable value. The cost of finished goods and goods in process is comprised of raw materials, direct labor, other direct costs and related production overhead costs. Tenaris estimates net realizable value of inventories item by item or by grouping, where applicable, similar or related items. Net realizable value is the estimated selling price in the ordinary course of business, less any estimated costs of completion and selling expenses. Goods in transit at year end are valued at supplier invoice cost.

Tenaris establishes an allowance for obsolete or slow-moving inventory related to finished goods, supplies and spare parts. For slow moving or obsolete finished products, an allowance is established for based on management’s analysis of product aging. An allowance for slow-moving inventory of supplies and spare parts is established based on management's analysis of such items to be used as intended and the consideration of potential obsolescence due to technological changes.

J Trade receivables

Trade receivables are recognized initially at fair value, generally original invoice amount. Tenaris analyzes its trade accounts receivable on a regular basis and, when aware of a specific client’s difficulty or inability to meet its obligations to Tenaris, impairs any amounts due by means of a charge to an allowance for doubtful accounts receivable. Additionally, this allowance is adjusted periodically based on the aging of receivables.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

K Cash and cash equivalents

Cash and cash equivalents are comprised of cash in banks, short-term money market funds and highly liquid short-term securities with a maturity of less than 90 days at the date of purchase. Assets recorded in cash and cash equivalents are carried at fair market value, or at historical cost which approximates fair market value.

For the purposes of the cash flow statement, cash and cash equivalents is comprised of cash, bank accounts and short-term highly liquid investments and overdrafts.

On the balance sheet, bank overdrafts are included in borrowings in current liabilities.

L Shareholders’ Equity

(1) Basis of presentation

The consolidated statement of changes in equity includes:
•	The value of share capital, legal reserve, share premium and other distributable reserve calculated in accordance with Luxembourg Law;
•	The currency translation adjustments, retained earnings, minority interest and other reserves calculated in accordance with IFRS;

(2)  Share Capital

Ordinary shares are classified as equity.

(3)  Dividends Paid by Tenaris to Shareholders

Dividends payable are recorded in Tenaris’ financial statements in the year in which they are approved by the Company’s shareholders, or when interim dividends are approved by the Board of Directors in accordance with the by-laws of the Company.

Dividends may be paid by Tenaris to the extent that it has distributable retained earnings, calculated in accordance with Luxembourg law. As a result, retained earnings included in the consolidated financial statements may not be wholly distributable. See Note 26.

M Borrowings

Borrowings are recognized initially for an amount equal to the proceeds received net of transaction costs. In subsequent years, borrowings are stated at amortized cost.

N Income Taxes - Current and Deferred

Under present Luxembourg law, the Company is not subject to income tax, withholding tax on dividends paid to shareholders or capital gains tax payable in Luxembourg as long as the Company maintains its status as a “1929 Holding Billionaire Company”. Following a previously announced decision by the European Commission, the Grand-Duchy of Luxembourg has terminated its 1929 holding company regime, effective January 1, 2007. However, under the implementing legislation, pre-existing publicly listed companies -including Tenaris- will be entitled to continue benefiting from their current tax regime until December 31, 2010.

The current income tax charge is calculated on the basis of the tax laws in effect in the countries where the Company’s subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions when appropriate.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

N Income Taxes - Current and Deferred (Cont.)

Deferred income taxes are calculated applying the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise from fair value adjustments of assets acquired in business combinations, the effect of currency translation on fixed assets, depreciation on property, plant and equipment, valuation of inventories and provisions for pensions. Deferred tax assets are also recognized for net operating loss carry-forwards. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the time period when the asset is realized or the liability is expected to be settled, based on tax laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax assets are recognized to the extent it is probable that future taxable income will be available to utilize those recognized deferred tax assets against such income.

O Employee-related liabilities

(a) Employee severance indemnity

Employee severance indemnity costs are assessed annually using the projected unit credit method. Employee severance indemnity obligations are measured at the present value of the estimated future cash outflows, based on actuarial calculations provided by independent advisors and in accordance with current legislation and labor contracts in effect in each respective country. The cost of this obligation is charged to the income statement over the expected service lives of employees.

This provision is primarily related to the liability accrued for employees at Tenaris’ Italian and Mexican subsidiaries.

(b) Defined benefit pension obligations

Certain officers of Tenaris are covered by defined benefit employee retirement plans designed to provide post-retirement, termination and other benefits.

Post-retirement costs are assessed using the projected unit credit method. Post-retirement obligations are measured at the present value of the estimated future cash outflows, based on actuarial calculations provided by independent advisors.

Benefits provided under one of Tenaris’s plans are provided in U.S. dollars, and are calculated based on seven-year salary averages. Tenaris accumulates assets for the payment of benefits expected to be disbursed by this plan in the form of investments that are subject to time limitations for redemption. These investments are neither part of a specific pension plan nor are they segregated from Tenaris’ other assets. As a result, this plan is considered to be “unfunded” under IFRS definitions.

In its newly acquired Canadian subsidiary (Prudential Steel Ltd.) Tenaris sponsors funded and unfunded non-contributory defined benefit pension plans that cover substantially all of the employees of its company. The plans provide defined benefits based on years of service and, in the case of salaried employees, final average salary. In addition Tenaris provides an unfunded non-contributory post-employment benefits plan to retirees from salaried employment.

Certain other officers and former employees of one specific Tenaris subsidiary are covered by a separate plan defined as “funded” under IFRS definitions.

All of Tenaris’ plans recognize actuarial gains and losses over the average remaining service lives of employees.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

O Employee-related liabilities (Cont.)

(c) Other compensation obligations

Employee entitlements to annual leave and long-service leave are accrued as earned.

Other length of service based compensation to employees in the event of dismissal or death is charged to income in the year in which it becomes payable.

P Employee statutory profit sharing

Under Mexican law, the Company’s Mexican subsidiaries are required to pay their employees an annual benefit calculated on a basis similar to that used for local income tax purposes. Employee statutory profit sharing is calculated using the liability method, and is recorded in Current other liabilities and Non-current other liabilities on the balance sheet. Because Mexican employee statutory profit sharing is determined on a basis similar to that used for determining local income taxes, Tenaris accounts for temporary differences arising between the statutory calculation and reported expense as determined under IFRS in a manner similar to the calculation of deferred income tax.

Q Provisions and other liabilities

Tenaris is subject to various claims, lawsuits and other legal proceedings, including customer claims, in which a third party is seeking payment for alleged damages, reimbursement for losses or indemnity. Tenaris’ potential liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management periodically reviews the status of each significant matter and assesses potential financial exposure. If a potential loss from a claim or proceeding is considered probable and the amount can be reasonably estimated, a liability is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration Tenaris’ litigation and settlement strategies. These estimates are primarily constructed with the assistance of legal counsel. As the scope of liabilities become better defined, there may be changes in the estimates of future costs which could have a material adverse effect on its results of operations, financial condition and net worth.

If Tenaris expects to be reimbursed for an accrued expense, as would be the case for an expense or loss covered under an insurance contract, and reimbursement is considered virtually certain, the expected reimbursement is recognized as a receivable.

R Revenue recognition

Tenaris’ products and services are sold based upon purchase orders, contracts or upon other persuasive evidence of an arrangement with customers, including that the sales price is known or determinable. Sales are recognized as revenue upon delivery and when collection is reasonably assured. Delivery is defined by the transfer of risk provision of sales contracts and may include delivery to a storage facility located at one of the Company’s subsidiaries.

Other revenues earned by Tenaris are recognized on the following bases:
•	Interest income: on the effective yield basis.
•	Dividend income from investments in other companies: when Tenaris’ right to collect is established.

S Cost of sales and sales expenses

Cost of sales and sales expenses are recognized in the income statement on the accrual basis of accounting.

Commissions, freight and other selling expenses, including shipping and handling costs, are recorded in Selling, general and administrative expenses in the income statement.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

T Earnings per share

Earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the daily weighted average number of common shares outstanding during the year.

U Derivative financial instruments

Accounting for derivative financial instruments and hedging activities is included within the Section III, “Financial Risk Management”.

III. FINANCIAL RISK MANAGEMENT

The multinational nature of Tenaris’ operations and customer base expose the company to a variety of risks, including the effects of changes in foreign currency exchange rates and interest rates. To manage the volatility related to these exposures, management evaluates exposures on a consolidated basis to take advantage of logical exposure netting. For a portion of the remaining exposures, the Company or its subsidiaries may enter into various derivative transactions in order to manage potential adverse impacts on the Tenaris’ financial performance. Such derivative transactions are executed in accordance with internal policies in areas such as counterparty exposure and hedging practices.

A. Financial Risk Factors
(i) Foreign exchange rate risk management

Tenaris manufactures and sells its products in a number of countries throughout the world and as a result is exposed to foreign exchange rate risk. The purpose of Tenaris’ foreign currency hedging program is to reduce the risk caused by short-term changes in exchange rates.

Tenaris aims to neutralize the potential negative impact of currency fluctuations in the value of other currencies with respect to the dollar. Because a number of subsidiaries have functional currencies other than the U.S. dollar, the results of hedging activities as reported in accordance with IFRS may not reflect management’s assessment of its foreign exchange risk hedging program.

(ii) Interest rate risk management

Tenaris’ financing strategy is to manage interest expense using a mixture of fixed-rate and variable-rate debt. To manage this risk in a cost efficient manner, Tenaris enters into interest rate swaps in which it agrees to exchange with the counterparty, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount. Tenaris have entered into interest rate swaps related to long-term debt to partially hedge future interest payments, as well as to convert borrowings from floating to fixed rates.

(iii) Concentration of credit risk

No single customer comprised more than 10% of our net sales in 2006.

Tenaris’ credit policies related to sales of products and services are designed to identify customers with acceptable credit history, and to allow Tenaris to require the use of credit insurance, letters of credit and other instruments designed to minimize credit risk whenever deemed necessary. Tenaris maintains allowances for impairment for potential credit losses.

Derivative counterparties and cash transactions are limited to high credit quality financial institutions. Tenaris has established strict counterparty credit guidelines and normally enter into transactions with investment grade financial institutions.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

(iv) Liquidity risk

Management maintains sufficient cash and marketable securities or credit facilities to finance normal operations. Tenaris also has committed credit facilities and has access to the market for adequately backup its short-term working capital needs.

B. Fair value estimation

For purposes of estimating the fair value of financial assets and liabilities with maturities of less than one year, the market value was considered.

Most borrowings are comprised of variable rate debt or fixed rate debt that in general terms are comparable to market rate. As a result, the fair value of Tenaris’ borrowings approximates its current amounts and is not disclosed separately.

C. Accounting for Derivative Financial Instruments and Hedging Activities

Derivative financial instruments are initially recognized in the balance sheet at fair value on the date a derivative contract is entered into and are subsequently remeasured at fair value. As a general rule, Tenaris recognizes the full amount related to the change in fair value of derivative financial instruments in Financial results in the income for the year.

Beginning January 1, 2006, Tenaris has adopted hedge accounting treatment, as established by IAS 39, for certain qualifying derivative financial instruments. These transactions are classified as cash flow hedges (mainly currency forward contracts on highly probable forecast transactions and interest rate swaps and collars). The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. Amounts accumulated in equity are recognized in the income statement in the same period than any offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Tenaris derivative financial instruments (asset or liability) continues to be reflected on the Balance Sheet.

For transactions designated and qualifying for hedge accounting, ´Tenaris documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. At December 31, 2006, the effective portion of designated cash flow hedges amounts to $2.1 million and is included in Other Reserves in equity.

Tenaris does not hold or issue derivative financial instruments for speculative trading purposes.

IV. IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS

Standards early adopted by Tenaris

IFRS 8 “Operating Segments” replaces IAS 14 and requires an entity to report financial and descriptive information about its reportable segments (as aggregations of operating segments). Financial information is required to be reported on the same basis as is used internally for evaluating operating segment performance and deciding how to allocate resources to operating segments also giving certain descriptive information. See Section II C.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

Interpretations and amendments to published standards effective in 2006

(a) IAS 19, Employee Benefits: Actuarial Gains and Losses, Group Plans and Disclosures (Amendment)

On December 16, 2004, the International Accounting Standards Board (“IASB”) issued International Accounting Standard No. 19, “Employee Benefits: Actuarial Gains and Losses, Group Plans and Disclosures (Amendment)” (“IAS 19”). IAS 19 gives entities the option to recognize actuarial gains and losses in full during the period in which they occur, outside of profit and loss, in the statement of recognized income and expense. Previously, entities were only permitted to recognize actuarial gains and losses in profit and loss either (1) in the period in which they occur or (2) spread over the service life of employees. As Tenaris does not intend to change the accounting policy adopted for recognition of actuarial gains and losses, this amendment did not impact in the Company Financial Statements.

(b) IAS 21, The Effects of Changes in Foreign Exchange Rates - Net Investment in Foreign Operations

In December 2005, the IASB issued an amendment to IAS 21, The Effects of Changes in Foreign Exchange Rates - Net Investment in Foreign Operations. The amendment clarifies the requirements of IAS 21 regarding an entity’s investment in foreign operations. As per the amendment, the entity that has a monetary item that is, in substance, a part of the entity's net investment in that foreign operation may be any subsidiary of the group. Exchange differences on such monetary items are reclassified to the separate component of equity in the financial statements that include the foreign operation and the reporting entity. The application of this amendment from January 1, 2006 did not have a material impact in the Company’s financial statements.

Management assessed the relevance of other new standards, amendments or interpretations and concluded that they are not relevant to Tenaris.

Interpretations and amendments to published standards that are not yet effective and have not been early adopted

(a)    IFRS 7, Financial Instruments: Disclosure, and a complementary amendment to IAS 1, presentation of financial statements - Capital disclosure

IFRS 7 introduces new disclosures about financial instruments such as qualitative and quantitative information about exposures to risks arising from financial instruments. Tenaris will apply IFRS 7 and the amendment to IAS 1 for annual periods beginning on January 1, 2007.

(b)   IFRIC 9, Reassessment of Embedded Derivatives

IFRIC 9 requires an entity to assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a significant change in the terms of the contract.

(c)   IFRIC 10, Interim Financial Reporting and Impairment

Under this interpretation, no reversal to an impairment loss recognized in an interim period in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost is allowed.

Tenaris will apply IFRIC 10 from January 1, 2007, but it is not expected to have any impact on the Company’s financial statements.

Management assessed the relevance of other new standards, amendments or interpretations not yet effective and concluded that they are not relevant to Tenaris.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

V. OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In the notes all amount are shown in thousands of U.S. dollars, unless otherwise stated)

1 Segment information

Reportable operating segments

(all amounts in thousands of U.S. dollars)	Tubes	Projects	Other	Unallocated	Total Continuing operations	Total Discontinued operations (*)
Year ended December 31, 2006
Net sales	6,824,338	453,536	449,871	-	7,727,745	503,051
Cost of sales	(3,231,568)	(326,402)	(326,256)	-	(3,884,226)	(486,312)
Gross profit	3,592,770	127,134	123,615	-	3,843,519	16,739
Selling, general and administrative expenses	(923,328)	(71,546)	(59,932)		(1,054,806)	(8,025)
Other operating income (expenses), net	1,022	749	2,002	-	3,773	2,469
Operating income	2,670,464	56,337	65,685	-	2,792,486	11,183

Segment assets	10,807,344	803,060	561,879	422,959	12,595,242	-
Segment liabilities	6,242,969	448,493	202,150	-	6,893,612	-

Capital expenditures	408,965	23,979	7,507	-	440,451	1,021
Acquisition of property, plant and equipment and intangible assets due to business combination	3,178,735	-	-	-	3,178,735
Depreciation and amortization	220,368	19,345	13,394	-	253,107	1,897

Year ended December 31, 2005
Net sales	5,123,975	789,989	295,827	-	6,209,791	526,406
Cost of sales	(2,720,719)	(520,404)	(188,242)	-	(3,429,365)	(513,393)
Gross profit	2,403,256	269,585	107,585	-	2,780,426	13,013
Selling, general and administrative expenses	(699,817)	(88,422)	(44,076)	-	(832,315)	(10,259)
Other operating income (expenses), net	(1,908)	(1,587)	1,296	-	(2,199)	(220)
Operating income	1,701,531	179,576	64,805	-	1,945,912	2,534

Segment assets	5,404,745	540,187	356,843	257,234	6,559,009	147,019
Segment liabilities	2,414,899	212,917	178,049	-	2,805,865	124,290

Capital expenditures	252,974	25,101	5,020	-	283,095	1,379
Acquisition of property, plant and equipment and intangible assets due to business combination	67,980	-	-	-	67,980	-
Depreciation and amortization	182,478	15,545	13,690	-	211,713	2,514

Year ended December 31, 2004
Net sales	3,273,267	280,082	164,844	-	3,718,193	417,870
Cost of sales	(2,075,151)	(184,767)	(118,556)	-	(2,378,474)	(398,462)
Gross profit	1,198,116	95,315	46,288	-	1,339,719	19,408
Selling, general and administrative expenses	(571,871)	(58,317)	(31,038)	-	(661,226)	(11,223)
Other operating income (expenses), net	124,764	(2)	2,403	-	127,165	(325)
Operating income	751,009	36,996	17,653	-	805,658	7,860

Segment assets	4,626,329	508,841	305,821	99,451	5,540,442	121,846
Segment liabilities	2,435,933	309,470	133,644	-	2,879,047	122,046

Capital expenditures	149,326	23,276	9,272	-	181,874	1,438
Acquisition of property, plant and equipment and intangible assets due to business combination	191,097	-	-	-	191,097	-
Depreciation and amortization	185,118	12,082	7,365	-	204,565	3,554

Transactions between segments, which were eliminated in consolidation, include sales of scrap and pipe protectors from the Others segment to tubes units for $88,118, $41,163 and $36,765 in 2006, 2005 and 2004, respectively.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

1 Segment information (Cont’d.)

Geographical information

(all amounts in thousands of U.S. dollars)	North America	South America	Europe	Middle East & Africa	Far East & Oceania	Unallocated	Total Continuing operations	Total Discontinued operations (*)
Year ended December 31, 2006
Net sales	2,182,936	1,520,210	1,398,458	1,957,707	668,434	-	7,727,745	503,051
Total assets	6,334,226	2,780,977	2,045,856	623,572	387,652	422,959	12,595,242	-
Trade receivables	425,734	189,779	392,060	519,022	98,646	-	1,625,241	-
Property. plant and equipment, net	1,209,277	864,425	787,058	2,813	75,668	-	2,939,241	-
Capital expenditures	121,976	145,956	137,608	367	34,544	-	440,451	1,021
Acquisition of property, plant and equipment and intangible assets due to business combination	3,096,445	73,426	8,864	-	-	-	3,178,735	-
Depreciation and amortization	98,967	90,224	57,037	780	6,099	-	253,107	1,897

Year ended December 31, 2005
Net sales	1,708,126	1,823,735	1,043,801	959,020	675,109	-	6,209,791	526,406
Total assets	2,213,075	2,089,419	1,355,615	289,363	354,303	257,234	6,559,009	147,019
Trade receivables	310,153	358,859	147,983	255,379	134,402	-	1,206,776	117,395
Property. plant and equipment, net	787,937	740,391	643,656	3,583	49,235	-	2,224,802	5,236
Capital expenditures	64,274	109,180	103,286	1,498	4,857	-	283,095	1,379
Acquisition of property, plant and equipment and intangible assets due to business combination	-	-	67,980	-	-	-	67,980	-
Depreciation and amortization	49,038	87,430	68,608	404	6,233	-	211,713	2,514

Year ended December 31, 2004
Net sales	1,140,326	824,800	818,925	524,874	409,268	-	3,718,193	417,870
Total assets	1,596,464	1,771,318	1,686,529	109,266	277,414	99,451	5,540,442	121,846
Trade receivables	295,896	143,731	254,642	81,369	69,307	-	844,945	91,986
Property. plant and equipment, net	737,507	728,468	629,759	4,645	58,042	-	2,158,421	6,180
Capital expenditures	64,845	83,003	28,256	2,257	3,513	-	181,874	1,438
Acquisition of property, plant and equipment and intangible assets due to business combination	-	121,145	69,952	-	-	-	191,097	-
Depreciation and amortization	41,986	89,934	64,878	35	7,732	-	204,565	3,554

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg).The South American segment comprises principally Argentina, Brazil and Venezuela. The European segment comprises principally France, Germany, Italy, Norway, Romania and the United Kingdom,. The North American segment comprises Canada, Mexico and USA. The Middle East and Africa segment comprises principally Egypt, Nigeria, Saudi Arabia and United Arab Emirates. The Far East and Oceania segment comprises principally China, Indonesia, Japan and South Korea.

(*) Corresponds to Dalmine Energie operations.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

2 Cost of sales

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2006	2005	2004

Inventories at the beginning of the year	1,376,113	1,269,470	831,879

Plus: Charges of the year
Raw materials, energy, consumables and other	3,514,396	2,954,580	2,244,073
Increase in inventory due to business combinations	592,341	5,500	25,278
Services and fees	384,223	324,799	259,025
Labor cost	512,854	420,714	369,681
Depreciation of property, plant and equipment	187,564	182,696	174,880
Amortization of intangible assets	2,738	5,025	12,748
Maintenance expenses	120,664	99,171	82,323
Provisions for contingencies	(87)	200	994
Allowance for obsolescence	(8,006)	20,303	23,167
Taxes	4,568	3,170	3,088
Other	55,478	33,243	19,270
	5,366,733	4,049,401	3,214,527
Less: Inventories at the end of the year	(2,372,308)	(1,376,113)	(1,269,470)
	4,370,538	3,942,758	2,776,936
From Discontinued operations	(486,312)	(513,393)	(398,462)
	3,884,226	3,429,365	2,378,474

3 Selling, general and administrative expense
	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2006	2005	2004

Services and fees	133,304	122,953	121,269
Labor cost	279,768	214,216	157,114
Depreciation of property, plant and equipment	9,926	10,319	10,218
Amortization of intangible assets	54,776	16,187	10,273
Commissions, freight and other selling expenses	361,655	298,101	250,085
Provisions for contingencies	13,881	14,855	12,142
Allowances for doubtful accounts	1,199	7,069	7,187
Taxes	122,789	93,782	59,256
Other	85,533	65,092	44,905
	1,062,831	842,574	672,449
From Discontinued operations	(8,025)	(10,259)	(11,223)
	1,054,806	832,315	661,226

4  Labor costs (included in Cost of sales and Selling, general and administrative expenses)

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2006	2005	2004
Wages, salaries and social security costs	778,573	622,523	509,572
Employees' severance indemnity	11,588	10,617	12,907
Pension benefits - defined benefit plans	2,461	1,790	4,316
	792,622	634,930	526,795
From Discontinued operations	(4,898)	(5,356)	(3,673)
	787,724	629,574	523,122

At the year-end, the number of employees was 21,751 in 2006, 17,693 in 2005 and 16,447 in 2004.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

5 Other operating items

		Year ended December 31,
	(all amounts in thousands of U.S. dollars)	2006	2005	2004
(i)	Other operating income
	Reimbursement from insurance companies and other third parties	1,611	1,966	3,165
	Net income from other sales	4,512	5,767	16,063
	Net income from sale of investments	6,933	-	-
	Net rents	2,490	2,501	1,362
	Fintecna arbitration award, net of legal expenses, related to BHP proceedings	-	1,752	123,000
	Power plants - reimbursement from supplier	-	-	9,001
	Other	-	410	-
		15,546	12,396	152,591
	From Discontinued operations	(2,469)	-	-
		13,077	12,396	152,591
(ii)	Other operating expenses
	Contributions to welfare projects and non-profits organizations	4,463	2,532	2,290
	Provisions for legal claims and contingencies	-	8,694	-
	Loss on disposal of fixed assets and material supplies	1,424	2,146	-
	Allowance for doubtful receivables	(375)	1,443	2,104
	Power plants - impairment and associated charges	-	-	18,447
	Other	3,792	-	2,910
		9,304	14,815	25,751
	From Discontinued operations	-	(220)	(325)
		9,304	14,595	25,426

6 Financial results

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2006	2005	2004
Interest income	61,401	24,268	14,247
Interest expense	(93,638)	(53,504)	(46,930)
Interest net	(32,237)	(29,236)	(32,683)

Net foreign exchange transaction gains/(losses)	29,129	(86,618)	33,127
Other	(1,828)	6,116	5,358
Other financial results	27,301	(80,502)	38,485
Net financial results	(4,936)	(109,738)	5,802

From Discontinued operations	(16)	1,152	577
	(4,952)	(108,586)	6,379

Each item included in this note differs from its corresponding line in the income statement because it includes discontinued operations’ results.

7 Equity in earnings of associated companies

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2006	2005	2004
Equity in earnings of associated companies	95,260	117,003	123,015
Change in fair value of convertible debt option in Amazonia	-	-	83,126
Other	(593)	374	-
	94,667	117,377	206,141

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

8 Income tax

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2006	2005	2004
Current tax	897,427	637,623	277,219
Deferred tax	(17,386)	(61,837)	(44,731)
	880,041	575,786	232,488
Effect of currency translation on tax base (a)	(6,060)	(7,033)	(12,112)
	873,981	568,753	220,376
From Discontinued operations	(4,004)	(1,385)	(3,150)
	869,977	567,368	217,226

The tax on Tenaris’ income before tax differs from the theoretical amount that would arise using the tax rate in each country as follows:

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2006	2005	2004
Income before income tax	2,882,201	1,954,703	1,018,178

Tax calculated at the tax rate in each country	901,580	591,167	265,837
Non taxable income / Non deductible expenses	(32,562)	(32,807)	(10,518)
Changes in the tax rates in Mexico	-	-	(25,886)
Effect of currency translation on tax base (a)	(6,060)	(7,033)	(12,112)
Effect of taxable exchange differences	10,069	17,087	10,742
Utilization of previously unrecognized tax losses	(3,050)	(1,046)	(10,837)

Tax charge	869,977	567,368	217,226

(a)
Tenaris applies the liability method to recognize deferred income tax expense on temporary differences between the tax bases of assets and their carrying amounts in the financial statements. By application of this method, Tenaris recognizes gains and losses on deferred income tax due to the effect of the change in the value of the Argentine peso on the tax bases of the fixed assets of its Argentine subsidiaries, which have the U.S. dollar as their functional currency. These gains and losses are required by IFRS even though the devalued tax basis of the relevant assets will result in a reduced dollar value of amortization deductions for tax purposes in future periods throughout the useful life of those assets. As a result, the resulting deferred income tax charge does not represent a separate obligation of Tenaris that is due and payable in any of the relevant periods.

9 Earnings and dividends per share

Earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the daily weighted average number of ordinary shares in issue during the year.

	Year ended December 31,
	2006	2005	2004
Net income attributable to equity holders	1,945,314	1,277,547	784,703
Weighted average number of ordinary shares in issue	1,180,537	1,180,537	1,180,507
Basic and diluted earnings per share	1.65	1.08	0.66
Basic and diluted earnings per ADS	3.30	2.16	1.33
Dividends paid	(204,233)	(349,439)	(135,053)
Dividends per share	0.17	0.30	0.11
Dividends per ADS	0.35	0.59	0.23

Net income from discontinued operations	47,180	(3)	4,029
Basic and diluted earnings per share	0.04	0.00	0.00
Basic and diluted earnings per ADS	0.08	0.00	0.01

The shareholders’ meeting held on June 7, 2006 approved the payment of a dividend in the amount of $0.30 per share or approximately $354.1 million, corresponding to operating results for 2005. This amount included the interim dividend paid in November, 2005, in the amount of $0.127 per share or approximately $149.9 million. Tenaris paid the balance of the annual dividend amounting to approximately $204.2 million corresponding to $0.173 per share during 2006. During 2005 Tenaris paid $199.5 million corresponding to $0.169 per share.

The ratio of ordinary shares per American Depositary Shares (ADSs) was changed from a ratio of one ADS equal to ten ordinary shares to a new ratio of one ADS equal to two ordinary shares. The implementation date for this change was April 26, 2006, for shareholders of record at April 17, 2006. Earnings per ADS reflected above have been adjusted for this change in the conversion ratio.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

10 Property, plant and equipment, net

Year ended December 31, 2006	Land, building and improvements	Plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total

Cost
Values at the beginning of the year	408,191	5,442,181	126,315	173,715	24,237	6,174,639
Translation differences	9,741	124,256	3,784	16,450	1,047	155,278
Additions	6,527	14,030	931	387,516	5,400	414,404
Disposals / Consumptions	(11,842)	(34,608)	(5,434)	(21)	(12,559)	(64,464)
Transfers / Reclassifications	12,633	171,274	19,505	(211,450)	7,731	(307)
Increase due to business combinations (see Note 28)	126,003	277,066	26,581	27,557	3,730	460,937
Disposal due to sale of subsidiaries	(8,306)	(2,233)	(3,509)	(924)	(1,174)	(16,146)
Values at the end of the year	542,947	5,991,966	168,173	392,843	28,412	7,124,341

Depreciation
Accumulated at the beginning of the year	136,231	3,700,676	100,823	-	6,871	3,944,601
Translation differences	1,865	56,212	2,197	-	330	60,604
Depreciation charge	11,094	174,279	11,332	-	785	197,490
Disposal due to sale of subsidiaries	(1,478)	(1,562)	(2,057)	-	(651)	(5,748)
Disposals / Consumptions	(38)	(8,941)	(2,865)	-	(3)	(11,847)
Transfers / Reclassifications	(733)	(2,723)	3,470	-	(14)	-
Accumulated at the end of the year	146,941	3,917,941	112,900	-	7,318	4,185,100

At December 31, 2006	396,006	2,074,025	55,273	392,843	21,094	2,939,241
Year ended December 31, 2005	Land, building and improvements	Plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total

Cost
Values at the beginning of the year	353,416	5,386,286	118,193	84,942	19,263	5,962,100
Translation differences	5,566	(104,101)	(244)	388	(844)	(99,235)
Additions	2,722	10,159	2,494	238,314	10,706	264,395
Disposals / Consumptions	(2,043)	(9,344)	(3,322)	-	(5,119)	(19,828)
Transfers / Reclassifications	24,593	118,426	6,843	(150,097)	231	(4)
Increase due to business combinations (see Note 28)	23,937	40,755	2,351	168	-	67,211
Values at the end of the year	408,191	5,442,181	126,315	173,715	24,237	6,174,639

Depreciation

Accumulated at the beginning of the year	128,148	3,568,058	94,577	-	6,716	3,797,499
Translation differences	1,778	(37,199)	(158)	-	(376)	(35,955)
Depreciation charge	13,177	170,491	8,649	-	698	193,015
Disposals / Consumptions	(515)	(7,047)	(2,229)	-	(167)	(9,958)
Transfers / Reclassifications	(6,357)	6,373	(16)	-	-	-
Accumulated at the end of the year	136,231	3,700,676	100,823	-	6,871	3,944,601

At December 31, 2005	271,960	1,741,505	25,492	173,715	17,366	2,230,038

Property, plant and equipment include capitalized interest of $19,686. The net amount at December 31, 2006 is $2,854.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

11 Intangible assets, net

Year ended December 31, 2006	Information system projects	Licenses, patents and trademarks	Goodwill (a)	Customer relationships (a)	Total

Cost
Values at the beginning of the year	129,417	10,285	113,433	-	253,135
Translation differences	5,649	1,000	-	-	6,649
Additions	26,137	931	-	-	27,068
Increase due to business combinations (see Note 28)	11,811	97,900	1,114,287	1,493,800	2,717,798
Transfers / Reclassifications	307	-	-	-	307
Disposals	(1,165)	(18)	-	-	(1,183)
Disposal due to sale of subsidiaries	(17,001)	(6,958)	-	-	(23,959)
Values at the end of the year	155,155	103,140	1,227,720	1,493,800	2,979,815

Amortization and impairment
Accumulated at the beginning of the year	85,164	8,872	-	-	94,036
Translation differences	4,175	1,131	-	-	5,306
Amortization charge	20,746	9,291	-	27,477	57,514
Transfers / Reclassifications	-	-	-	-	-
Disposals	(1,035)	(18)	-	-	(1,053)
Disposal due to sale of subsidiaries	(13,971)	(6,515)	-	-	(20,486)
Accumulated at the end of the year	95,079	12,761	-	27,477	135,317

At December 31,2006	60,076	90,379	1,227,720	1,466,323	2,844,498

Year ended December 31, 2005	Information system projects	Licenses and patents	Goodwill (a)	Negative goodwill (a)	Total

Cost
Values at the beginning of the year	114,584	11,028	112,664	(133,886)	104,390
Effect of adopting IFRS 3	-	-	-	133,886	133,886
Translation differences	(4,148)	(1,172)	-	-	(5,320)
Additions	19,278	801	-	-	20,079
Increase due to business combinations (see Note 28)	-	-	769	-	769
Transfers / Reclassifications	4	-	-	-	4
Disposals	(301)	(372)	-	-	(673)
Values at the end of the year	129,417	10,285	113,433	-	253,135

Amortization and impairment

Accumulated at the beginning of the year	68,989	9,301	-	(23,111)	55,179
Effect of adopting IFRS 3	-	-	-	23,111	23,111
Translation differences	(3,852)	(1,066)	-	-	(4,918)
Amortization charge	20,231	981	-	-	21,212
Transfers / Reclassifications	-	-	-	-	-
Disposals	(204)	(344)	-	-	(548)
Accumulated at the end of the year	85,164	8,872	-	-	94,036

At December 31,2005	44,253	1,413	113,433	-	159,099

(a) Corresponds to the Tubes segment

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

11 Intangible assets, net (Cont’d.)

The geographical allocation of goodwill is presented below.

	Year ended December 31,
	2006	2005
South America	94,641	93,239
Europe	769	769
North America	1,132,310	19,425
	1,227,720	113,433

Impairment tests for goodwill

Goodwill is tested at the level of the CGUs. Impairment testing of the CGU is carried out and the value in use determined in accordance with the discounted cash flow method. In order to perform the test, Tenaris, uses projections for the next 5 years based on past performance and expectations of market development. After the fifth year a perpetuity rate with no grow up increase was utilized. The discount rates used for these tests are based on Tenaris’ weighted average cost of capital adjusted for specific country and currency risks associated with the cash flow projections. Discount rates used range from 9% to 12%.

No impairment charge resulted from the impairment tests performed.

As explained in Note 28 Tenaris acquired Maverick on October 5, 2006. Goodwill of $1,113 million arised from this acquisition as the difference between the acquisition price and the fair value on the acquisition date of the identifiable tangible and intangible assets and liabilities determined mainly by an independent valuation. On account of the recent date of the transaction, the company’s fair value is the same as its transaction value. Accordingly, no impairment needs to be recorded.

12 Investments in associated companies

	Year ended December 31,
	2006	2005
At the beginning of the year	257,234	99,451
Translation differences	(4,016)	(22,869)
Equity in earnings of associated companies	95,260	117,003
Dividends and distributions received	-	(59,127)
Reorganization of Dalmine Energie, Lomond and others	10,014	-
Capitalization of convertible loan in Amazonia	40,505	120,058
Increase in equity reserves in Ternium	23,961	2,718
At the end of the year	422,958	257,234

The principal associated companies are:

		Percentage of ownership and voting rights at December 31,		Value at December 31,
Company	Country of incorporation	2006	2005	2006	2005
Ternium S.A.	Luxembourg	11.46%	15.00%	408,044	253,796
Dalmine Energie S.p.A.	Italy	25.00%	0.00%	8,402	-
Others	-	-	-	6,512	3,438
				422,958	257,234

 Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

12 Investments in associated companies (Cont’d.)

Summarized financial information of each significant associated company, including the aggregated amounts of assets, liabilities, revenues and profit or loss is as follows:

	Ternium S.A.		Dalmine Energie S.p.A. (a)
	2006	2005	2006	2005
Non-current assets	6,124,326	6,116,423	9,174	-
Current assets	2,646,213	2,543,558	227,394	-
Total assets	8,770,539	8,659,981	236,568	-
Non-current liabilities	1,875,894	3,690,629	5,017	-
Current liabilities	1,407,504	1,393,433	197,944	-
Total liabilities	3,283,398	5,084,062	202,961	-
Minority interest	1,729,583	1,733,465	-	-
Revenues	6,568,975	4,447,680	77,847	-
Gross profit	2,267,591	1,976,836	4,271	-
Profit/Loss	795,424	704,406	7,785	-

(a) Corresponds to the result of the one month period ended December 31, 2006.

13 Other investments - non current

	Year ended December 31,
	2006	2005
Deposits with insurance companies	13,937	12,004
Investments in other companies	12,724	12,869
Others	173	774
	26,834	25,647

14 Receivables - non current

	Year ended December 31,
	2006	2005
Government entities	5,798	5,918
Employee advances and loans	7,768	5,053
Tax credits	11,640	6,121
Trade receivables	1,144	1,108
Receivables from related parties	2,829	3,321
Convertible loans	-	40,358
Receivables on off- take contract	8,377	9,677
Other	17,802	9,746
	55,358	81,302
Allowances for doubtful accounts (see Note 23 (i))	(14,120)	(15,450)
	41,238	65,852

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

15 Inventories

	Year ended December 31,
	2006	2005
Finished goods	1,060,322	479,756
Goods in process	430,828	404,518
Raw materials	421,322	183,900
Supplies	328,324	241,974
Goods in transit	210,985	151,715
	2,451,781	1,461,863
Allowance for obsolescence (Note 24 (i))	(79,473)	(85,750)
	2,372,308	1,376,113

16 Receivables and prepayments

	Year ended December 31,
	2006	2005
Reimbursements and other receivable	59,346	25,044
Government entities	1,951	19,044
Employee advances and loans	8,677	7,922
Advances to suppliers	123,369	49,219
Other advances	1,531	1,624
Government tax refunds on exports	33,387	16,410
Receivables from related parties	19,160	13,695
Miscellaneous	32,995	23,411
	280,416	156,369
Allowance for other doubtful accounts (see Note 24 (i))	(7,784)	(13,087)
	272,632	143,282

17 Current tax assets

	Year ended December 31,
	2006	2005
V.A.T. credits	123,366	90,000
Prepaid taxes	79,352	12,455
	202,718	102,455

18 Trade receivables

	Year ended December 31,
	2006	2005
Current accounts	1,544,202	1,256,882
Notes receivables	83,906	60,972
Receivables from related parties	19,919	31,279
	1,648,027	1,349,133
Allowance for doubtful accounts (see Note 24 (i))	(22,786)	(24,962)
	1,625,241	1,324,171

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

19 Cash and cash equivalents, and Other investments

	Year ended December 31,
	2006	2005
Other investments
Financial assets	183,604	119,907

Cash and cash equivalents
Cash and short - term liquid investments	1,372,329	707,356

20 Borrowings

	Year ended December 31,
	2006	2005
Non-Current
Bank borrowings	2,823,052	635,896
Other loans	50,479	38,407
Finance lease liabilities	4,565	5,425
Costs of issue of debt	(21,050)	(1,616)
	2,857,046	678,112
Current
Bank Borrowings	707,610	238,510
Other loans	83,942	67,451
Bank Overdrafts	7,300	24,717
Finance lease liabilities	1,384	1,502
Costs of issue of debt	(6,039)	-
	794,197	332,180
Total Borrowings	3,651,243	1,010,292

The maturity of borrowings is as follows:

	1 year or less	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
At December 31, 2006
Financial lease	1,384	1,116	822	758	663	1,206	5,949
Other borrowings	792,813	803,381	924,647	568,965	507,030	48,458	3,645,294
Total borrowings	794,197	804,497	925,469	569,723	507,693	49,664	3,651,243

Significant borrowings include:

	In million of $
Date	Borrower	Type	Original Principal amount	Outstanding principal amount	Maturity
March 2005	Tamsa	Syndicated loan	300.0	300.0	March 2010
April 2005	Siderca	Syndicated loan	125.0	93.8	April 2008
October 2006	Tenaris S.A.	Syndicated loan	500.0	500.0	October 2011
October 2006	Tamsa	Syndicated loan	700.0	700.0	October 2011
October 2006	Siderca	Syndicated loan	480.5	480.5	October 2009
October 2006	Dalmine	Syndicated loan	150.0	150.0	October 2011
October 2006	Algoma Tubes	Syndicated loan	100.0	100.0	October 2011
October 2006	Maverick	Syndicated loan	750.0	750.0	October 2011

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

20 Borrowings (Cont’d.)

The main covenants on these loan agreements are limitations on liens and encumbrances, restrictions in investments and capital expenditures, limitations in the sale of certain assets and compliance with financial ratios (e.g, leverage ratio and interest coverage ratio calculated on each subsidiary’s financial statements). In addition, Tenaris’s loan agreement is secured with a pledge of a percentage of Maverick’s shares, as explained in Note 28. Tenaris is allowed to make payments such as dividends, repurchase or redemption of shares up to the greater of $475 million or 25% of consolidated net income for the previous fiscal year; once the outstanding amount of Tenaris’ facility is less than $425 million, no restrictions will apply.

Tenaris’ consolidated debt includes $127 million of Dalmine and $26 million of Confab secured by certain properties of these subsidiaries.

As of December 31, 2006, Tenaris was in compliance with all of its covenants.

The weighted average interest rates before tax shown below were calculated using the rates set for each instrument in its corresponding currency as of December 31, 2006 and 2005. These rates reflect the upward trend in the reference rates.

	2006	2005
Bank borrowings	6.12%	5.14%
Other loans	5.50%	4.51%
Finance lease liabilities	3.71%	3.14%

Breakdown of long-term borrowings by currency and rate is as follows:

Non current bank borrowings

		Year ended December 31,
Currency	Interest rates	2006	2005
USD	Variable	3,140,894	546,921
USD	Fixed	10,289	-
EURO	Variable	40,462	93,621
EURO	Fixed	6,246	30,709
JPY	Variable	-	23,310
JPY	Fixed	11,854	17,084
BRS	Variable	25,938	23,306
		3,235,683	734,951
Less: Current portion of medium and long - term loans		(412,631)	(99,055)
Total non current bank borrowings		2,823,052	635,896

Non current other loans

		Year ended December 31,
Currency	Interest rates	2006	2005
COP	Variable	622	-
USD	Variable	52,853	49,332
		53,475	49,332
Less: Current portion of medium and long - term loans		(2,996)	(10,925)
Total non current other loans		50,479	38,407

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

20 Borrowings (Cont’d.)

Non current finance lease liabilities

		Year ended December 31,
Currency	Interest rates	2006	2005
EURO	Fixed	79	29
COP	Variable	185	-
JPY	Fixed	5,685	6,898
		5,949	6,927
Less: Current portion of medium and long - term loans		(1,384)	(1,502)
Total non current finance leases		4,565	5,425

The carrying amounts of Tenaris’ assets pledged as collateral of liabilities are as follows:

	Year ended December 31,
	2006	2005
Property, plant and equipment mortages	554,078	595,627

Breakdown of short-term borrowings by currency and rate is as follows:

Current bank borrowings

		Year ended December 31,
Currency	Interest rates	2006	2005
USD	Variable	456,954	50,597
USD	Fixed	202,620	55,946
EUR	Variable	23,365	64,810
EUR	Fixed	1,146	1,882
JPY	Variable	-	10,741
JPY	Fixed	11,854	5,226
BRS	Variable	8,255	5,197
ARS	Fixed	-	44,111
NGN	Fixed	3,403	-
VEB	Fixed	13	-
Total current bank borrowings		707,610	238,510

Bank overdrafts

	Year ended December 31,
Currency	2006	2005
USD	1,855	16,406
EUR	2,558	3,298
ARS	1,839	3,193
VEB	-	1,820
CAD	864	-
NOK	182	-
RON	2	-
Total current bank overdrafts	7,300	24,717

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

20 Borrowings (Cont’d.)

Current other loans

		Year ended December 31,
Currency	Interest rates	2006	2005
EUR	Variable	73,183	51,333
USD	Variable	10,251	16,118
USD	Fixed	462	-
COP	Variable	46	-
Total Current other loans		83,942	67,451

Current finance lease liabilities

		Year ended December 31,
Currency	Interest rates	2006	2005
EUR	Fixed	21	29
COP	Variable	121	-
JPY	Fixed	1,242	1,473
Total current finance leases		1,384	1,502

21 Deferred income tax

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of each country.

The movement on the deferred income tax account is as follows:

	Year ended December 31,
	2006	2005
At the beginning of the year	158,521	210,802
Translation differences	2,570	8,605
Increase due to business combinations	560,450	-
Disposals	2,971	-
Income statement credit	(17,386)	(61,837)
Effect of currency translation on tax base	(6,060)	(7,033)
Deferred employees' statutory profit sharing charge	(762)	7,984
At the end of the year	700,304	158,521

The evolution of deferred tax assets and liabilities during the year are as follows:

Deferred tax liabilities

	Fixed assets	Inventories	Intangible and Other (a)	Total
At the beginning of the year	227,370	45,600	80,425	353,395
Translation differences	6,670	(308)	131	6,493
Increase due to business combinations	75,455	2,286	581,097	658,838
Disposals	-	(6)	(163)	(169)
Income statement charge / (credit)	7,653	3,795	(38,060)	(26,612)
At December 31,2006	317,148	51,367	623,430	991,945

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

21 Deferred income tax (Cont’d.)

	Fixed assets	Inventories	Other (a)	Total
At the beginning of the year	204,243	63,453	104,279	371,975
Translation differences	19,486	2,482	489	22,457
Income statement charge / (credit)	3,641	(20,335)	(24,343)	(41,037)
At December 31,2005	227,370	45,600	80,425	353,395

(a)	Includes the effect of currency translation on tax base explained in Note 8

Deferred tax assets

	Provisions and allowances	Inventories	Tax losses	Other	Total
At the beginning of the year	(32,631)	(74,214)	(11,993)	(76,036)	(194,874)
Translation differences	(2,342)	(179)	(577)	(825)	(3,923)
Increase due to business combinations	(7,005)	(3,137)	(1,112)	(87,134)	(98,388)
Disposal	975	-	-	2,165	3,140
Income statement charge / (credit)	(1,267)	(65,313)	10,048	58,936	2,404
At December 31, 2006	(42,270)	(142,843)	(3,634)	(102,894)	(291,641)

	Provisions and allowances	Inventories	Tax losses	Other	Total
At the beginning of the year	(62,629)	(41,292)	(15,707)	(41,545)	(161,173)
Translation differences	(13,239)	(232)	792	(1,173)	(13,852)
Income statement charge / (credit)	43,237	(32,690)	2,922	(33,318)	(19,849)
At December 31,2005	(32,631)	(74,214)	(11,993)	(76,036)	(194,874)

Deferred income tax assets and liabilities are offset when (1) there is a legally enforceable right to setoff current tax assets against current tax liabilities and (2) the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate setoff, are shown in the consolidated balance sheet:

	Year ended December 31,
	2006	2005
Deferred tax assets	(291,641)	(194,874)
Deferred tax liabilities	991,945	353,395
	700,304	158,521

The amounts shown in the balance sheet include the following:

	Year ended December 31,
	2006	2005
Deferred tax assets to be recovered after more than 12 months	(79,811)	(49,662)
Deferred tax liabilities to be recovered after more than 12 months	849,730	225,486

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

22 Other liabilities

(i) Other liabilities - Non current

	Year ended December 31,
	2006	2005
Employee liabilities
Employee's statutory profit sharing	64,196	64,010
Employee severance indemnity	67,598	62,279
Pension benefits	36,067	10,788
	167,861	137,077

Taxes payable	8,842	9,364
Miscellaneous	10,021	7,937
	18,863	17,301
	186,724	154,378

(a) Employees’ severance indemnity

The amounts recognized in the balance sheet are as follows:

	Year ended December 31,
	2006	2005
Total included in non - current Employee liabilities	67,598	62,279

The amounts recognized in the income statement are as follows:

	Year ended December 31,
	2006	2005	2004
Current service cost	8,737	7,846	9,999
Interest cost	2,851	2,771	2,908
Total included in Labor costs	11,588	10,617	12,907

The principal actuarial assumptions used were as follows:

	Year ended December 31,
	2006	2005	2004
Discount rate	4% - 5%	5%	4%
Rate of compensation increase	2% - 4%	4%	3%

(b) Pension benefits

The amounts recognized in the balance sheet are determined as follows:

	Year ended December 31,
	2006	2005
Present value of unfunded obligations	41,156	15,707
Unrecognized actuarial losses	(5,089)	(4,919)
Liability in the balance sheet	36,067	10,788

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

22 Other liabilities (Cont’d.)

The amounts recognized in the income statement are as follows:

	Year ended December 31,
	2006	2005	2004
Current service cost	1,400	544	571
Interest cost	2,185	917	875
Net actuarial losses in the income recognized in the year	(1,124)	329	2,870
Total included in Labor costs	2,461	1,790	4,316

Movement in the liability recognized in the balance sheet:

	Year ended December 31,
	2006	2005
At the beginning of the year	10,788	11,578
Transfers and new participants of the plan	992	-
Total expense	2,461	1,790
Translation differences	(654)	(272)
Contributions paid	(2,696)	(2,308)
Increase due to business combinations	25,307	-
Disposal	(131)	-
At the end of the year	36,067	10,788

The principal actuarial assumptions used were as follows:

	Year ended December 31,
	2006	2005	2004
Discount rate	5% - 7%	7%	7%
Rate of compensation increase	2% - 5%	2%	2%

(ii)  Other liabilities - current

	Year ended December 31,
	2006	2005
Payroll and social security payable	148,146	102,052
Liabilities with related parties	2,237	2,688
Miscellaneous	37,318	34,135
	187,701	138,875

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

23 Non-current allowances and provisions

(i) Deducted from non current receivables

	Year ended December 31,
	2006	2005
Values at the beginning of the year	(15,450)	(13,172)
Translation differences	153	185
Reversals / Additional allowances (*)	(15)	(81)
Used (*)	1,192	(2,382)
At December 31	(14,120)	(15,450)

(*) Includes effect of allowances on off-take credits, which are reflected in the Cost of sales.

(ii) Liabilities

	Year ended December 31,
	2006	2005
Values at the beginning of the year	43,964	31,776
Translation differences	2,999	406
Increase due to business combinations	11,394	-
Reversals / Additional provisions	12,146	16,015
Reclassifications	31,910	-
Used	(10,386)	(4,233)
	92,027	43,964

24 Current allowances and provisions

(i) Deducted from assets

Year ended December 31, 2006	Allowance for doubtful accounts - Trade receivables	Allowance for other doubtful accounts - Other receivables	Allowance for inventory obsolescence

Values at the beginning of the year	(24,962)	(13,087)	(85,750)
Translation differences	(1,274)	(575)	(4,151)
Increase due to business combinations	(1,673)	(188)	(253)
Disposal due to deconsolidation	3,222	-	-
Reversals / Additional allowances	(1,449)	640	8,006
Used	3,350	5,426	2,675
At December 31, 2006	(22,786)	(7,784)	(79,473)

Year ended December 31, 2005
Values at the beginning of the year	(24,164)	(8,346)	(67,122)
Translation differences	1,309	(174)	2,941
Increase due to business combinations	(843)	-	(11,931)
Reversals / Additional allowances	(4,722)	(3,709)	(20,303)
Used	3,458	(858)	10,665
At December 31, 2005	(24,962)	(13,087)	(85,750)

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

24 Current allowances and provisions (Cont’d.)
(ii) Liabilities

Year ended December 31, 2006	Sales risks	Other claims and contingencies	Total

Values at the beginning of the year	3,489	33,456	36,945
Translation differences	112	2,690	2,802
Increase due to business combinations	16,700	781	17,481
Reversals / Additional allowances	840	808	1,648
Reclassifications	-	(27,977)	(27,977)
Used	(1,047)	(3,207)	(4,254)
At December 31, 2006	20,094	6,551	26,645

Year ended December 31, 2005
Values at the beginning of the year	5,509	37,127	42,636
Translation differences	(518)	(3,849)	(4,367)
Reversals / Additional allowances	(493)	8,227	7,734
Used	(1,009)	(8,049)	(9,058)
At December 31, 2005	3,489	33,456	36,945

25 Derivative financial instruments

Net fair values of derivative financial instruments

The net fair values of derivative financial instruments disclosed within Other liabilities and Other receivables at the balance sheet date, in accordance with IAS 39, were:

	Year ended December 31,
	2006	2005
Contracts with positive fair values
Interest rate swap contracts	722	3,641
Forward foreign exchange contracts	1,188	441
Contracts with negative fair values
Interest rate swap contracts	(242)	(921)
Forward foreign exchange contracts	(1,958)	(7,818)

Derivative financial instruments breakdown is as follows:

Variable interest rate swaps

				Fair Value
				Year ended December 31,
Notional amount		Swap	Term	2006	2005
EUR	9,097	Pay fixed / Receive variable	2007	(8)	(410)
EUR	1,176	Pay fixed / Receive variable	2009	(34)	(82)
EUR	5,830	Pay fixed / Receive variable	2010	(190)	(429)
USD	100,000	Pay fixed / Receive variable	2009	-	2,228
USD	200,000	Interest rate collar	2010	-	1,413
USD	1,500,000	Interest rate collar	2008	712	-
				480	2,720

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

25 Derivative financial instruments (Cont’d.)

To partially hedge future interest payments, as well as to minimize the effect of floating rates, Tenaris has entered into zero cost interest rate collars. In these contracts, effective as from April 2007, the Company has agreed to exchange with the counterparty, at specified intervals, the difference between interest amounts calculated by reference to an agreed-upon notional principal amount of USD 1,500.0 million, to the extent that it is lower than the floor or greater than the cap established in such contracts.

Exchange rate derivatives

			Fair Value
			Year ended December 31,
Currencies	Contract	Term	2006	2005
USD / EUR	Euro Forward purchases	2008/2007	870	(1,502)
JPY / USD	Japanese Yen Forward purchases	2007	(1,229)	(3,579)
CAD / USD	Canadian Dollar Forward sales	2007	318	-
BRL / USD	Brazilian Real Forward sales	2007	-	8
ARS / USD	Argentine Peso Forward purchases	2007	-	(2,186)
ARS / USD	Argentine Peso Forward sales	2007	(359)	-
KWD / USD	Kuwaiti Dinar Forward sales	2007	(370)	(118)
			(770)	(7,377)

26 Contingencies, commitments and restrictions on the distribution of profits

Tenaris is involved in litigation arising from time to time in the ordinary course of business. Based on management’s assessment and the advice of legal counsel, it is not anticipated that the ultimate resolution of pending litigation will result in amounts in excess of recorded provisions (Notes 23 and 24) that would be material to Tenaris’ consolidated financial position or results of operations.

Conversion of tax loss carry-forwards

On December 18, 2000, the Argentine tax authorities notified Siderca S.A.I.C. (“Siderca”, a subsidiary of the Company organized in Argentina) of an income tax assessment related to the conversion of tax loss carry-forwards into Debt Consolidation Bonds under Argentine Law No. 24.073. The adjustments proposed by the tax authorities represent an estimated contingency of ARP70.2 million (approximately $23.0 million) at December 31, 2006 in taxes and penalties. Based on the views of Siderca’s tax advisors, Tenaris believes that the ultimate resolution of the matter will not result in a material obligation. Accordingly, no provision was recorded in these financial statements.

Asbestos-related Litigation

Dalmine S.p.A. (“Dalmine”), a subsidiary of the Company organized in Italy is currently subject to thirteen civil proceedings for work-related injuries arising from the use of asbestos in its manufacturing processes during the period from 1960 to 1980. In addition, another eighteen asbestos related out-of-court claims and one civil party claim have been forwarded to Dalmine.

As of December 31, 2006, the total claims pending against Dalmine were thirty two (of which, three are covered by insurance): during 2006 two new claims were filed four claims were dismissed and one claim was settled. Aggregate settlement costs to date for Tenaris are Euro3.8 million. Dalmine estimates that its potential liability in connection with the claims not yet settled is approximately Euro 12.6 million ($ 16.6 million).

Accruals for Dalmine’s potential liability are based on the average of the amounts paid by Dalmine for asbestos-related claims plus an additional amount related to some reimbursements requested by the social security authority. The maximum potential liability is not determinable as in some cases the requests for damages do not specify amounts, and instead is to be determined by the court. The timing of payment of the amounts claimed is not presently determinable.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

26 Contingencies, commitments and restrictions on the distribution of profits (Cont’d.)

Maverick litigation

On December 11, 2006, The Bank of New York (“BNY”), as trustee for the holders of the Maverick 2004 4% Convertible Senior Subordinated Notes due 2033 issued pursuant to an Indenture between Maverick and BNY (“Noteholders”), filed a complaint against Maverick and Tenaris in the United States District Court for the Southern District of New York. The complaint alleges that Tenaris’s acquisition of Maverick triggered the “Public Acquirer Change of Control” provision of the Indenture. The complaint asserts breach of contract claim against Maverick for refusing to deliver the consideration specified in the Public Acquirer Change of Control provision of the Indenture to Noteholders who tendered their notes for such consideration, seeks a declaratory judgment that Tenaris’ acquisition of Maverick was a Public Acquirer Change of Control under the Indenture, and asserts claims for tortuous interference with contract and unjust enrichment against Tenaris.

Tenaris believes that these claims are without merit. Accordingly, no provision was recorded in these financial statements. Were plaintiff to prevail, Tenaris estimates that the recovery would be approximately $50 million.

European Commission Fine

On January 25, 2007, the Court of Justice of the European Commission confirmed the December 8, 1998 decision by the European Commission to fine eight international steel pipe manufacturers, including Dalmine, for violation of European competition laws. Pursuant to the Court's decision, Dalmine is required to pay a fine of Euro10.1 million ($13.3 million). Since the infringements for which the fine was imposed took place prior to the acquisition of Dalmine by Tenaris in 1996, Dalmine’s former owner, who had instructed Dalmine to appeal, is required and has acknowledged its responsibility to pay 84.1% of the fine. The remaining 15.9% of the fine will be paid out of the provision that Dalmine established in 1999 for such proceeding.

BHP litigation and arbitration proceeding against Fintecna

On December 30, 2003 Dalmine and a consortium led by BHP Billiton Petroleum Ltd. (“BHP”) settled a litigation concerning the failure of an underwater pipeline. The pipe that was the subject of the litigation with BHP was manufactured and sold, and the tort alleged by BHP took place, prior to the privatization of Dalmine. According to the terms of the settlement, Dalmine paid BHP a total of GBP 108.0 million ($207.2 million), inclusive of expenses. Techint Investments Netherlands B.V. (“Tenet”) - the subsidiary party of the Company that was party to the Dalmine privatization contract - commenced arbitration proceedings against Fintecna S.p.A. (“Fintecna”), an Italian state-owned entity and successor to ILVA S.p.A., the former owner of Dalmine, seeking indemnification from Fintecna for any amounts paid or payable by Dalmine to BHP. On December 28, 2004, an arbitral tribunal rendered a final award in the arbitration proceeding against Fintecna, pursuant to which, Fintecna paid Tenaris a total amount of Euro 93.8 million ($127.2 million) on March 15, 2005. Neither party has any further oustanding obligations in respect of the BHP litigation.

Commitments

Set forth is a description of Tenaris’ main outstanding commitments:

•
Tenaris has transportation capacity agreements with Transportadora de Gas del Norte S.A. (TGN), corresponding to capacity of 1,000,000 cubic meters per day until 2017, the outstanding value of this commitment is approximately $68.0 million. We also expect to obtain additional gas transportation capacity of 315,000 cubic meters per day until 2027. This commitment is subject to the enlargement of the trunk pipelines in Argentina that are expected to be ready by 2008.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

26 Contingencies, commitments and restrictions on the distribution of profits (Cont’d.)

Commitments (Cont’d.)

•
In July 2004, Tenaris’ subsidiary Matesi Materiales Siderúrgicos S.A. (“Matesi”) entered into a twenty-year agreement with C.V.G. Electrificación del Caroní, C.A. (“Edelca”) for the purchase of electric power under certain take-or-pay conditions, with an option to terminate the contract at any time upon three years notice. The outstanding value of the contract at December 31, 2006 is approximately $65.9million.

•
In August 2004 Matesi entered into a ten-year off-take contract pursuant to which Matesi is required to sell to Sidor on a take-or-pay basis 29.9% of Matesi’s HBI production. In addition, Sidor has the right to increase its proportion on Matesi’s production by an extra 19.9% until reaching 49.8% of Matesi’s HBI production. Under the contract, the sale price is determined on a cost-plus basis. The contract is renewable for additional three year periods unless Matesi or Sidor objects its renewal more than a year prior to its termination.

•
Tenaris entered into a contract with Siderar for the supply of steam generated at the power generation facility owned by Tenaris in San Nicolas. Under this contract, Tenaris is required to provide 250 tn/hour of steam, and Siderar has the obligation to take or pay this volume. This outsourcing contract is due to terminate in 2018. In October 2004, Tenaris detected technical problems at its electric power generating facility located in San Nicolas, Argentina during the routine maintenance of the equipment. GE Energy, the generator’s manufacturer, assumed the cost of the repairs of the generator, estimated at $9.0 million. Tenaris recognized a receivable with the manufacturer for the cost of the repairs. Tenaris impaired the value of these assets under Property, Plant and Equipment for $11.7 million. The reparation of the generating facility was completed by September 2005.

•
Under a lease agreement entered into in 2000 between Gade Srl (Italy) and Dalmine relating to a building located in Sabbio Bergamasco and used by Dalmine’s former subsidiary, Tad Commerciale, Dalmine is obligated to bid in the auction for the purchase of a building owned by Gade for a minimum amount of EUR 8.3 million ($10.0 million). As of the present, a date for the auction has not been announced.

Restrictions on the distribution of profits

As of December 31, 2006, shareholders' equity as defined under Luxembourg law and regulations consisted of:

(all amounts in thousands of U.S. dollars)
Share capital	1,180,537
Legal reserve	118,054
Share premium	609,733
Retained earnings including net income for the year ended December 31, 2006	1,527,096
Total shareholders equity in accordance with Luxembourg law	3,435,420

At least 5% of the net income per year as calculated in accordance with Luxembourg law and regulations must be allocated to the creation of a legal reserve equivalent to 10% of share capital. As of December 31, 2006, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends can not be paid from this reserve.

Tenaris may pay dividends to the extent that it has distributable retained earnings and distributable reserve calculated in accordance with Luxembourg law and regulations, and providing the compliance of the covenant related to restricted payments stated in Note 28.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

26 Contingencies, commitments and restrictions on the distribution of profits (Cont’d.)

Restrictions on the distribution of profits (Cont´d.)

At December 31, 2006, the distributable reserve, including retained earnings and profit for the financial year, of Tenaris under Luxembourg law totalled $1,527.1 million, as detailed below.

(all amounts in thousands of U.S. dollars)
Retained earnings at December 31, 2005 under Luxembourg law	1,171,738
Dividends received	566,831
Other income and expenses for the year ended December 31, 2006	(7,240)
Dividends paid	(204,233)
Retained earnings at December 31, 2006 under Luxembourg law	1,527,096

27  Ordinary shares and share premium

	Number of ordinary shares
	2006	2005

At January 1 and December 31	1,180,536,830	1,180,536,830

The total of issued and outstanding ordinary shares as of December 31, 2006 is 1,180,536,830 with a par value of $1.00 per share with one vote each.

28 Business combinations and other acquisitions

(a) Acquisition of Maverick Tube Corporation (“Maverick”)

On October 5, 2006, Tenaris completed the acquisition of Maverick, pursuant to which Maverick was merged with and into a wholly owned subsidiary of Tenaris. On that date, Tenaris paid $65 per share in cash for each issued and outstanding share of Maverick’s common stock. The value of the transaction at the acquisition date was $3,160 million, including Maverick’s financial debt.

With operations in the United States, Canada and Colombia, Maverick is a producer of oil country tubular goods (OCTG), line pipe and coiled tubing for use in oil and natural gas wells and other applications, also producing welded pipes for electrical conduits. Maverick has a combined annual capacity of two million short tons of steel pipes with a size range from one-quarter inch to 16 inches. In 2005, Maverick reported net revenues of approximately $1.8 billion, of which 82% were from its energy products division.

To finance the acquisition and the payment of related obligations, Tenaris and some of its subsidiaries entered into syndicated loan facilities in an aggregate of $2.7 billion; the balance was met from cash on hand. In connection with the financing of the Maverick acquisition 75% of the issued and outstanding shares of Maverick were pledged. Immediately upon each payment or prepayment under the Tenaris loan agreement, the number of shares subject to the pledge shall be reduced by the percentage by which the aggregate outstanding principal amount of the loans under such agreement is reduced by operation of such payment or prepayment until the aggregate outstanding principal amount of such loans is less than or equal to $ 250 million. In addition, Tamsa and Siderca granted drag-along rights in favor of the lenders under the Tenaris loan agreement with respect to the remaining 25% of the issued and outstanding shares of capital stock of Maverick.

Goodwill arising on the acquisition of Maverick, $1,113, million is the difference between the acquisition price and the fair value on the acquisition date of the identifiable tangible and intangible assets and liabilities determined mainly by independent valuation. This goodwill reflects the opportunity for Tenaris to increase its presence in North America, primarily in the OCTG market.

Tenaris began consolidating Maverick’s balance sheet and results of operations in the fourth quarter of 2006.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

28 Business combinations and other acquisitions (Cont’d.)

(b) Acquisition of a steel pipe business in Argentina

On January 31, 2006, Siat S.A., a subsidiary of Tenaris, completed its acquisition of the welded pipe assets and facilities located in Villa Constitución, province of Santa Fe, Argentina, belonging to Industria Argentina de Acero, S.A. (“Acindar”) for $29.3 million. The facilities acquired have an annual capacity of 80,000 tons of welded pipes.

(c)
Capitalization of Convertible Debt of Consorcio Siderurgia Amazonia, Ltd. (“Amazonia”) and Exchange of Interests in Amazonia and Ylopa Serviços de Consultadoria Lda. (“Ylopa”) for shares of Ternium S.A. (“Ternium”)

On February 3, 2005, Ylopa exercised its option to convert the convertible debt it held in Amazonia into common stock. In connection of this conversion, Tenaris recognized a gain of $83.1 million in 2004. As a result, Tenaris’ ownership stake in Amazonia increased from 14.5% to 21.2%, and its indirect ownership in Sidor C.A. (“Sidor”) increased from 8.7% to 12.6%.

On September 9, 2005, the Company exchanged its interests in Amazonia and Ylopa, for 209,460,856 shares in Ternium, a newly-formed subsidiary of San Faustin N.V. (a Netherlands Antilles corporation and the controlling shareholder of Tenaris) to consolidate its Latin American holdings in flat and long steel producers Siderar S.A.I.C., Sidor C.A. and Hylsamex, S.A de C.V. As a result of the exchange, which was carried out based on fair values as determined by an internationally recognized investment bank engaged for this purpose, Tenaris obtained an ownership interest of approximately 17.9% in Ternium.

Subsequently, on October 27, 2005, Usinas Siderurgicas de Minas Gerais S.A. (“Usiminas”) exchanged its interests in Amazonia, Ylopa and Siderar S.A.I.C., plus additional consideration of approximately $114.1 million provided as a convertible loan, for an equity stake in Ternium. As a result of this transaction, at December 31, 2005, Tenaris’ ownership stake in Ternium was reduced to 15.0% of Ternium’s outstanding common stock. As this was an equity transaction in Ternium, the effect of $2.7 million at Tenaris’ percentage of ownership was recognized in Other reserves in equity.

Because the exchange of Tenaris’ holdings in Amazonia and Ylopa for shares in Ternium was a transaction between companies under common control, Tenaris initially recorded its ownership interest in Ternium at the carrying value of the investments exchanged. At the transaction date, the carrying value of Amazonia and Ylopa was $229.7 million while Tenaris’ proportional ownership in the equity of Ternium at September 30, 2005 amounted to $252.3 million. The difference of $22.6 million between the carrying value of Amazonia and Ylopa and Tenaris’ proportional ownership in the equity of Ternium will remain in the future. As a result of this accounting treatment, Tenaris reported value of its investment in Ternium will not reflect its proportional ownership of Ternium’s net equity position.

In addition, in August 2005, Tenaris extended to Ternium two subordinated convertible loans consisting of principal amount of $39.7 million. The principal amount of these loans at the date issued corresponded to the amount of certain distributions received from Amazonia during the second and third quarters of 2005 in connection with Ternium’s participation in Amazonia’s financial debt restructuring in 2003. At the date of Ternium’s initial public offering (“IPO”), the loans totaled approximately $40.5 million, including accrued interest.

Until September 30, 2005, Tenaris recognized its proportional earnings in Amazonia and Ylopa, which amounted to $26.5 million. As from the quarter ended December 31, 2005, Tenaris recognized earnings from its investment in Ternium to the extent of its proportional ownership in Ternium.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

28 Business combinations and other acquisitions (Cont’d.)

(c)
Capitalization of Convertible Debt of Consorcio Siderurgia Amazonia, Ltd. (“Amazonia”) and Exchange of Interests in Amazonia and Ylopa Serviços de Consultadoria Lda. (“Ylopa”) for shares of Ternium S.A. (“Ternium”) (Cont’d.)

On February 6, 2006, Ternium completed its IPO, issuing an additional 248,447,200 shares (equivalent to 24,844,720 ADS) at a price of $2.00 per share, or $20.00 per ADS. Tenaris received an additional 20,252,338 shares upon the mandatory conversion of its loans to Ternium. In addition to the shares issued to Tenaris, Ternium issued shares to other shareholders corresponding to their mandatory convertible loans. On February 23, 2006, the underwriters of Ternium’s IPO exercised an over allotment option under which Ternium issued an additional 37,267,080 shares (equivalent to 3,726,708 ADS). As a result of the IPO and the conversion of loans, as of February 6, 2006, Tenaris’ ownership stake in Ternium amounted to 11.46%. The effect of these transactions resulted in an additional increase of the Company’s proportional ownership in Ternium’s equity of approximately $26.7 million, which Tenaris recognized in Other Reserves in equity.

At December 31, 2006, the closing price of Ternium shares as quoted on the New York Stock Exchange was $29.54 per ADS, giving Tenaris’ ownership stake a market value of approximately $679 million. At December 31, 2006, the carrying value of Tenaris’s ownership stake in Ternium was approximately $408 million.

(d) Acquisition of S.C. Donasid S.A. (“Donasid”)

On May 4, 2005, Tenaris completed the acquisition of 97% of the equity in S.C. Donasid S.A., a Romanian steel producer, for approximately $47.9 million in cash and assumed liabilities. The shares of Siprofer A.G. and Donasid Service S.r.l. were also acquired as part of this transaction.

(e) Minority Interest

During the year ended December 31, 2006, additional shares of Silcotub and Dalmine were acquired from minority shareholders for approximately $11.2 million.

The assets and liabilities arising from the acquisitions are as a follows:

	Maverick (*)	Others	Total 2006	Total 2005
Other assets and liabilities (net)	(698,163)	5,207	(692,956)	(41,755)
Property, plant and equipment	438,046	22,891	460,937	67,211
Customer relationships	1,493,800	-	1,493,800	-
Goodwill	1,112,885	1,402	1,114,287	769
Net assets acquired	2,346,568	29,500	2,376,068	26,225
Minority interest	-	11,181	11,181	(527)
Sub-total	2,346,568	40,681	2,387,249	25,698
Cash-acquired	70,660	-	70,660	-
Purchase consideration	2,417,228	40,681	2,457,909	25,698
Liabilities paid as part of purchase agreement	743,219	-	743,219	22,594
Total disbursement	3,160,447	40,681	3,201,128	48,292
(*) Includes costs directly attributable to the acquisition.

Net cash consideration (total disbursement less cash acquired and common stock issued in acquisition of minority interest) amounted to $ 48,292 at December 31, 2005.

The businesses acquired in 2006 contributed revenues of $432.0 million and net income of $14.5 million to Tenaris (not including the financial cost related to the operation recorded in other subsidiaries different from Maverick). Businesses acquired in 2005 did not materially contribute to the Company’s revenue and income.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

28 Business combinations and other acquisitions (Cont’d.)

Pro forma data including acquisitions for all of 2006

Had the Maverick transaction been consummated on January 1, 2006, then unaudited pro forma 2006 twelve month Tenaris net sales and net income on continuing operations would have been approximately $9.3 billion and $2.0 billion, respectively. These pro forma results were prepared based on public information and unaudited accounting records maintained under USGAAP prior to acquisition and adjusted by depreciation and amortization of tangible and intangible assets and interest expense of the borrowing incurred for the acquisition ($2.7 billion). Carrying amounts of assets, liabilities and contingent liabilities in Maverick’s books, determined in accordance with IFRSs, immediately before the combination are not disclosed separately, as Maverick did not report IFRS information.

Subsequent event: Hydril Company (“Hydril”)

On February 12, 2007, Tenaris announced that it has entered into a definitive merger agreement to acquire Hydril for $97 per share of Hydril’s common stock and $97 per share of Hydril’s Class B common stock, payable in cash.
Tenaris will finance the acquisition through a combination of cash on hand and debt, for which bank commitments have been secured.

The agreement is subject to the receipt of clearance from U.S. antitrust authorities, majority approval of Hydril’s shareholders and other customary conditions and is expected to close in the second quarter 2007.

Hydril is a North American manufacturer of premium connections and pressure control products for oil and gas drilling and production. For 2006, Hydril reported revenues of $503 million, operating income of $132.2 million and net income of $91.3 million under US GAAP.

29 Cash flow disclosures

(i)	Changes in working capital	Year ended December 31,
		2006	2005	2004
	Inventories	(455,567)	(101,143)	(411,045)
	Receivables and prepayments	(181,878)	1,513	(82,845)
	Trade receivables	(226,678)	(387,240)	(271,225)
	Other liabilities	7,605	34,526	(37,443)
	Customer advances	236,446	(14,156)	72,678
	Trade payables	150,555	32,561	108,693
		(469,517)	(433,939)	(621,187)

(ii)	Income tax accruals less payments

	Tax accrued	873,967	568,753	220,376
	Taxes paid	(817,131)	(419,266)	(175,717)
		56,836	149,487	44,659

(iii)	Interest accruals less payments, net
	Interest accrued	32,237	29,236	32,683
	Interest received	11,150	17,227	11,986
	Interest paid	(21,478)	(44,544)	(27,696)
		21,909	1,919	16,973

(iv)	Cash and cash equivalents
	Cash and bank deposits	1,372,329	707,356	311,579
	Bank overdrafts	(7,300)	(24,717)	(4,256)
	Restricted bank deposits	(21)	(2,048)	(13,500)
		1,365,008	680,591	293,823

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

30 Discontinued operations

Sale of a 75% interest in Dalmine Energie

On December 1, 2006, Tenaris completed for $58.9 million the sale of a 75% participation of Dalmine Energie, its Italian supply business, to E.ON Sales and Trading GmbH, a wholly owned subsidiary of E.ON Energie AG (“E.ON”) and an indirect subsidiary of E.ON AG. Following consummation of the sale, Tenaris maintains a 25% interest in Dalmine Energie. As a result of this transaction, Tenaris has de-consolidated Dalmine Energie and recognized a $40.0 million gain.

As per the sale agreement, Tenaris has an irrevocable option to sell to E.ON, at any time during the one year exercise period (in two years from the date of the sale agreement), its 25% remaining interest in Dalmine Energie for a purchase price in cash of EUR 13.0 million plus interests. Also, E.ON has an irrevocable option to purchase from Tenaris, at any time during the one year exercise period (in two years from the date of the sale agreement), Tenaris’ 25% remaining interest in Dalmine Energie for a purchase price in cash of EUR 17.5 million plus interests and adjustments. The fair value of these options at December 31, 2006 is not material.

Analysis of the result of discontinued operations:

(all amounts in thousands of U.S. dollars, unless otherwise stated)	Year ended December 31,
	2006 (a)	2005	2004

Net sales	503,051	526,406	417,870
Cost of sales	(486,312)	(513,393)	(398,462)
Gross profit	16,739	13,013	19,408
Selling, general and administrative expenses	(8,025)	(10,259)	(11,223)
Other operating income (expenses), net	2,469	(220)	(325)
Operating income	11,183	2,534	7,860
Financial income (expenses), net	16	(1,152)	(577)
Income before equity in earnings of associated companies and income tax	11,199	1,382	7,283
Equity in earnings of associated companies	-	-	(104)
Gain on disposal of subsidiary	39,985	-	-
Income before income tax	51,184	1,382	7,179
Income tax	(4,004)	(1,385)	(3,150)
Income for the year from discontinued operations	47,180	(3)	4,029

(a)
 Includes the results for the eleven month period ended November 30, 2006. The result for the one month period ended December 31, 2006 is included in Equity in earnings of associated companies in the Consolidated Income statement.

Cash of discontinued operations increased by $2.3 million and decrease by $1.0 million in 2006 and 2005 respectively mainly from operating activities.

31 Related party transactions

The Company is controlled by San Faustin N.V., a Netherlands Antilles corporation, which owns 60.4% of the Company's outstanding shares, either directly or through its wholly-owned subsidiary I.I.I. Industrial Investments Inc., a Cayman Islands corporation. Tenaris’ directors and executive officers as a group own 0.2% of the Company's outstanding shares, while the remaining 39.4% is publicly traded. The ultimate controlling entity of the Company is Rocca & Partners S.A., a British Virgin Islands corporation.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

31 Related party transactions (Cont’d.)

The following transactions were carried out with related parties:

	At December 31, 2006
		Associated (1)	Other	Total
(i)	Transactions
	(a) Sales of goods and services
	Sales of goods	120,890	56,524	177,414
	Sales of services	18,852	3,664	22,516
		139,742	60,188	199,930

	(b) Purchases of goods and services
	Purchases of goods	103,003	33,930	136,933
	Purchases of services	17,168	80,485	97,653
		120,171	114,415	234,586

	At December 31, 2005
		Associated (2)	Other	Total
(i)	Transactions
	(a) Sales of goods and services
	Sales of goods	104,054	75,948	180,002
	Sales of services	7,499	7,830	15,329
		111,553	83,778	195,331

	(b) Purchases of goods and services
	Purchases of goods	67,814	33,949	101,763
	Purchases of services	15,773	63,220	78,993
		83,587	97,169	180,756

	At December 31, 2004
		Associated (3)	Other	Total
(i)	Transactions
	(a) Sales of goods and services
	Sales of goods	26,088	46,844	72,932
	Sales of services	15,365	9,618	24,983
		41,453	56,462	97,915

	(b) Purchases of goods and services
	Purchases of goods	30,648	32,484	63,132
	Purchases of services	7,526	51,305	58,831
		38,174	83,789	121,963

	At December 31, 2006
		Associated (4)	Other	Total
(ii)	Year-end balances

	(a) Arising to sales / purchases of goods / services
	Receivables from related parties	25,400	14,429	39,829
	Payables to related parties	(37,920)	(13,388)	(51,308)
		(12,520)	1,041	(11,479)

	(b) Other balances
	Receivables	2,079	-	2,079

	(c) Financial debt
	Borrowings (7)	(60,101)	-	(60,101)

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

31 Related party transactions (Cont’d.)

	At December 31, 2005
		Associated (5)	Other	Total
(ii)	Year-end balances

	(a) Arising from sales / purchases of goods / services
	Receivables from related parties	30,988	15,228	46,216
	Payables to related parties	(21,034)	(8,413)	(29,447)
		9,954	6,815	16,769

	(b) Other balances	42,437	-	42,437

	(c) Financial debt
	Borrowings (7)	(54,801)	-	(54,801)

	At December 31, 2004
		Associated (3)	Other	Total
(ii)	Year-end balances

	(a) arising from sales / purchases of goods / services
	Receivables from related parties	25,593	27,070	52,663
	Payables to related parties	(4,914)	(12,487)	(17,401)
		20,679	14,583	35,262

	(b) Cash and cash equivalents
	Time deposits	-	6	6

	(c) Other balances
	Trust Fund	-	119,666	119,666
	Convertible debt instruments - Ylopa	121,955	-	121,955
		121,955	119,666	241,621

(1) Includes Ternium S.A. and its subsidiaries (“Ternium”), Condusid C.A. (“Condusid”), Finma S.A.I.F (“Finma”)(as from September 2006), Lomond Holdings B.V. group (“Lomond”) (as from October 2006) and Dalmine Energie S.p.A. (“Dalmine Energie”) (as from December 2006).
(2) Includes: Condusid, Ylopa, Amazonia and Sidor up to September 30, 2005. As from October 1, 2005 it includes Ternium and Condusid.
(3) Includes: Condusid, Ylopa, Amazonia and Sidor.
(4) Includes: Condusid, Ternium, Finma, Lomond and Dalmine Energie
(5) Includes Ternium and Condusid.
(6) Includes convertible loan from Sidor to Materiales Siderurgicos S.A. (“Matesi”) of $58.4 million at December 31, 2006.
(7) Includes convertible loan from Sidor C.A. to Matesi at December 31, 2005.
(8) Includes convertible loan from Sidor C.A. to Matesi of $51.5 million at December 31, 2004.

(i)  Officers and directors’ compensation
The aggregate compensation of the directors and executive officers earned during 2006 and 2005 amounts to $16.0 million and $14.3 million respectively.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

32 Principal subsidiaries

The following is a list of Tenaris subsidiaries and its direct and indirect percentage of ownership of each controlled company at December 31, 2006, 2005 and 2004.

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2006	2005	2004
Algoma Tubes Inc.	Canada	Manufacturing of seamless steel pipes	100%	100%	100%
Autoabastecedora de Gas Natural Bruno Pagliai S.A. de C.V. (b)	Mexico	Trading of energy	100%	-	-
Colmena Conduit Ltda (b) (l)	Colombia	Manufacturing of welded steel pipes	100%	-	-
Confab Industrial S.A. and subsidiaries (c)	Brazil	Manufacturing of welded steel pipes and capital goods	39%	39%	39%
Dalmine Energie S.p.A. (h) (j)	Italy	Trading of energy	-	100%	100%
Dalmine Holding B.V. and subsidiaries	Netherlands	Holding company	99%	99%	99%
Dalmine S.p.A.	Italy	Manufacturing of seamless steel pipes	99%	99%	99%
Energy Network S.R.L. (a)	Romania	Trading of energy	95%	100%	-
Exiros S.A.	Uruguay	Procurement services for industrial companies	100%	100%	100%
Information Systems and Technologies N.V.	Netherlands	Software development and maintenance	75%	75%	75%
Information Systems and Technologies S.A. (d)	Argentina	Software development and maintenance	100%	100%	100%
Inmobiliaria Tamsa S.A. de C.V.	Mexico	Leasing of real estate	100%	100%	100%
Insirger S.A. and subsidiaries (g)	Argentina	Electric power generation	-	-	100%
Intermetal Com SRL	Romania	Marketing of Scrap and other raw materials	100%	100%	100%
Inversiones Berna S.A. (a)	Chile	Financial company	100%	100%	-
Inversiones Lucerna S.A. (a)	Chile	Financial company	82%	82%	-
Invertub S.A. and subsidiaries (g)	Argentina	Holding Company	-	-	100%
Lomond Holdings B.V. and subsidiaries (k)	Netherlands	Procurement services for industrial companies	-	100%	100%
Matesi, Materiales Siderurgicos S.A. (a)	Venezuela	Production of hot briquetted iron (HBI)	50%	50%	50%
Maverick Tube Corporation and subsidiaries (b)	U.S.A.	Manufacturing of welded steel pipes	100%	-	-
Maverick Tube, L.P. (b) (l)	U.S.A.	Manufacturing of welded steel pipes	100%	-	-

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

32 Principal subsidiaries (Cont’d.)

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
Metalcentro S.A. (i)	Argentina	Manufacturing of pipe-end protectors and lateral impact tubes	-	100%	100%
Metalmecánica S.A.	Argentina	Manufacturing of steel products for oil extraction	100%	100%	100%
NKK Tubes K.K.	Japan	Manufacturing of seamless steel pipes	51%	51%	51%
Operadora Eléctrica S.A. (e)	Argentina	Electric power generation	100%	100%	100%
Quality Tubes (UK) Ltd. (h)	United Kingdom	Marketing of steel products	100%	100%	100%
Precision Tube Technology, L.P. (b) (l)	U.S.A.	Manufacturing of welded steel pipes	100%	-	-
Prudential Steel Ltd. (b) (l)	Canada	Manufacturing of welded steel pipes	100%	-	-
S.C. Donasid (a)	Romania	Manufacturing of steel products	99%	99%	-
S.C. Silcotub S.A.	Romania	Manufacturing of seamless steel pipes	97%	85%	85%
Seacat, L.P. (b) (l)	U.S.A.	Manufacturing of welded steel pipes	100%	-	-
Scrapservice S.A.	Argentina	Processing of scrap	75%	75%	75%
Servicios Generales TenarisTamsa S.A. de C.V. (f)	Mexico	Handling and maintenance of steel pipes	100%	100%	100%
Siat S.A.	Argentina	Manufacturing of welded steel pipes	82%	82%	82%
Siderca International A.p.S.	Denmark	Holding company	100%	100%	100%
Siderca S.A.I.C.	Argentina	Manufacturing of seamless steel pipes	100%	100%	100%
Siderestiba S.A. (m)	Argentina	Logistics	-	99%	99%
Sidtam Limited	B.V.I.	Holding company	100%	100%	100%
Siprofer A.G. (a)	Switzerland	Holding company	100%	100%	-
SO.PAR.FI Dalmine Holding S.A.	Luxembourg	Holding company	99%	99%	99%
Sociedad Industrial Puntana S.A.	Argentina	Manufacturing of steel products	100%	100%	100%
Socominter S.A.	Venezuela	Marketing of steel products	100%	100%	100%
Socominter Ltda.	Chile	Marketing of steel products	100%	100%	100%
Talta - Trading e Marketing Lda.	Madeira	Holding Company	100%	100%	100%

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

32 Principal subsidiaries (Cont’d.)

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2006	2005	2004
Tamdel LLC and subsidiaries (f)	Mexico	Holding company	100%	100%	100%
Tamser S.A. de C.V. (f)	Mexico	Marketing of scrap	100%	100%	100%
Tamsider LLC	U.S.A.	Holding company	100%	100%	100%
Tamsider S.A. de C.V. and subsidiaries (g)	Mexico	Promotion and organization of steel-related companies and marketing of steel products	-	-	100%
Tamtrade S.A.de C.V. (g)	Mexico	Marketing of steel products	-	-	100%
Techint Investment Netherlands B.V.	Netherlands	Holding company	100%	100%	100%
Tenaris Autopartes S.A. de C.V.	México	Manufacturing of supplies for the automotive industry	100%	100%	100%
Tenaris Confab Hastes de Bombeio S.A.	Brazil	Manufacturing of steel products for oil extraction	70%	70%	70%
Tenaris Connections A.G. and subsidiaries	Liechtenstein	Ownership and licensing of steel technology	100%	100%	100%
Tenaris Financial Services S.A.	Uruguay	Financial Services	100%	100%	100%
Tenaris Fittings S.A. de C.V. (previously Empresas Riga S.A. de C.V.)	Mexico	Manufacturing of welded fittings for seamless steel pipes	100%	100%	100%
Tenaris Global Services B.V.	Netherlands	Sales agent of steel products	100%	100%	100%
Tenaris Global Services (B.V.I.) Ltd.	B.V.I.	Holding company	100%	100%	100%
Tenaris Global Services (Canada) Inc.	Canada	Marketing of steel products	100%	100%	100%
Tenaris Global Services de Bolivia S.R.L.	Bolivia	Marketing of steel products	100%	100%	100%
Tenaris Global Services Ecuador S.A.	Ecuador	Marketing of steel products	100%	100%	100%
Tenaris Global Services (Egypt) Ltd. (a)	Egypt	Marketing of steel products	100%	100%	-
Tenaris Global Services Far East Pte. Ltd.	Singapore	Marketing of steel products	100%	100%	100%
Tenaris Global Services (Japan) K.K.	Japan	Marketing of steel products	100%	100%	100%
Tenaris Global Services (Kazakhstan ) LLP	Kazakhstan	Marketing of steel products	100%	100%	100%
Tenaris Global Services Korea	Korea	Marketing of steel products	100%	100%	100%
Tenaris Global Services LLC	U.S.A.	Sales agent of steel products	100%	100%	100%

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

32 Principal subsidiaries (Cont’d.)

Company	Country of Organization	Main activity	Percentage of ownership at December 31,

Tenaris Global Services Nigeria Ltd.	Nigeria	Marketing of steel products	100%	100%	100%
Tenaris Global Services Norway AS	Norway	Marketing of steel products	100%	100%	100%
Tenaris Global Services (Panama) S.A.	Panama	Marketing of steel products	100%	100%	100%
Tenaris Global Services S.A.	Uruguay	Holding company and marketing of steel products	100%	100%	100%
Tenaris Global Services (UK) Ltd.	United Kingdom	Marketing of steel products	100%	100%	100%
Tenaris Global Services (U.S.A.) Corporation	U.S.A.	Marketing of steel products	100%	100%	100%
Tenaris Investments Ltd.	Ireland	Holding company	100%	100%	100%
Tenaris Qingdao Steel Pipes Ltd. (a)	China	Manufacturing of steel pipes and connections	100%	100%	-
Tenaris Supply Chain Services S.A. (b)	Argentina	Data administration services	98%	-	-
Tenaris West Africa Ltd.	United Kingdom	Finishing of steel pipes	100%	100%	100%
Texas Pipe Threaders Co.	U.S.A.	Finishing and marketing of steel pipes	100%	100%	100%
Tubman Holdings (Gibraltar) LLP	Gibraltar	Holding company	100%	100%	100%
Tubman International Ltd.	Gibraltar	Holding company	100%	100%	100%
Tubos de Acero de México S.A.	Mexico	Manufacturing of seamless steel pipes	100%	100%	100%
Tubos de Acero de Venezuela S.A.	Venezuela	Manufacturing of seamless steel pipes	70%	70%	70%
Tubos del Caribe Ltda. (b) (l)	Colombia	Manufacturing of welded steel pipes	100%	-	-

(a)	Incorporated or acquired during 2005
(b)	Incorporated or acquired during 2006
(c)	Tenaris holds 99% of the voting shares of Confab Industrial S.A. and has, directly or indirectly, the majority of voting rights in all of its subsidiaries.
(d)	Included in December 2004 as “Invertub S.A. and subsidiaries”
(e)	Included in December 2004 as “Insirger S.A. and subsidiaries”
(f)	Included in December 2004 as “Tamsider S.A. de C.V. and subsidiaries”
(g)	Merged during 2005
(h)	Included in December 2004 as “Dalmine Holding B.V. and subsidiaries”
(i)	Merged during 2006
(j)	Tenaris sold 75% of Dalmine Energie S.p.A. during 2006
(k)	Tenaris sold 50% of Lomond Holdings B.V. during 2006 to a subsidiary of Ternium.
(l)	Subsidiary of Maverick Tube Corporation
(m)	Sold during 2006

Carlos Condorelli
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Tenaris S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in equity present fairly, in all material respects, the financial position of Tenaris S.A. and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with International Financial Reporting Standards. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Buenos Aires, Argentina
February 28, 2007

PRICE WATERHOUSE & CO. S.R.L.
by (Partner)
Daniel A. López Lado

Tenaris S.A.

Audited Annual Accounts
as at December 31, 2006

46a, avenue John F. Kennedy L-1855 Luxembourg
R.C.S. Luxembourg: B 85 203

Independent Auditor’s report

To the Shareholders of

Tenaris S.A.

Report on the annual accounts

Following our appointment by the General Meeting of the Shareholders dated June 7, 2006, we have audited the accompanying annual accounts of Tenaris S.A., which comprise the balance sheet as at December 31, 2006, and the profit and loss account for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Board of Directors’ responsibility for the annual accounts

The Board of Directors is responsible for the preparation and fair presentation of these annual accounts in accordance with Luxembourg legal and regulatory requirements relating to the preparation of the annual accounts. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of annual accounts that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s responsibility

Our responsibility is to express an opinion on these annual accounts based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the annual accounts are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the annual accounts. The procedures selected depend on the Auditor’s judgment, including the assessment of the risks of material misstatement of the annual accounts, whether due to fraud or error. In making those risk assessments, the Auditor considers internal control relevant to the entity’s preparation and fair presentation of the annual accounts in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors, as well as evaluating the overall presentation of the annual accounts. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these annual accounts give a true and fair view of the financial position of Tenaris S.A. as of December 31, 2006, and of the results of its operations for the year then ended in accordance with Luxembourg legal and regulatory requirements relating to the preparation of the annual accounts.

Report on other legal and regulatory requirements

The annual report, which is the responsibility of the Board of Directors, is in accordance with the annual accounts.

Buenos Aires, February 28, 2007

PRICE WATERHOUSE & CO. S.R.L.
by (Partner)
Daniel A. López Lado

Tenaris S.A.
Annual Report
December 2006

The Board of Directors of Tenaris S.A. (the “Company” or “Tenaris”) submits its annual accounts in accordance with Luxembourg legal and regulatory requirements for the financial year 2006.

RESULTS FOR THE FINANCIAL YEAR
Profit for the financial year ended December 31, 2006 totalled USD 559.6 million, compared to USD 984.6 million for the financial year ended December 31, 2005.

During the financial year, the Company received the following dividends from its subsidiaries and associated companies:

USD
Sidtam Ltd.	7,504,764
Tenaris Connections A.G.	19,500,000
Tenaris Global Services S.A.	280,000,000
Tubos de Acero de México S.A.	259,826,520
Total	566,831,284

Our 2006 annual results reflect a further year of strong growth at Tenaris and benefited from good market conditions and the positioning we have built up over a number of years. Earnings per share grew 52% following growth of 65% in 2004. Demand for our high quality tubular products and services from the oil and gas industry remained firm throughout the year particularly in the Middle East and Africa. Following the recent integration of Maverick, sales in 2007 are expected to grow strongly in North America.

CORPORATE REORGANIZATION

TENARIS REORGANIZED ITS INVESTMENTS IN SUBSIDIARIES AND ASSOCIATED COMPANIES AS FOLLOWS:

During the first quarter of 2006, the Company continued purchasing Dalmine S.p.A. (“Dalmine”) remaining shares from third parties according to Italian regulations at EUR 0.10 per share, being the total acquisition of 210,943 shares.

On April 12, 2006 Tenaris entered into a “Purchase and Sale Agreement” with its subsidiary Talta - Trading e Marketing Lda. (“Talta”). Pursuant this agreement, the Company transferred its equity stake in Dalmine to Talta for an amount of USD 166.8 million. As a result, Tenaris recognized a loss of USD 0.5 million under the caption “Loss on sale of shares in affiliated companies” in the Profit and loss account.

Also on April 12, 2006, Tenaris made an irrevocable and non-refundable contribution to Talta for an amount of USD 82.6 million.

INVESTMENT ACTIVITIES
On February 6, 2006, Ternium S.A. (“Ternium”) completed its initial public offering (“IPO”) of shares, issuing an additional 248,447,200 shares (equivalent to 24,844,720 ADS) at a price of USD 2.00 per share, or USD 20.00 per ADS. Tenaris received an additional 20,252,338 shares upon the mandatory conversion of its two loans granted to Ternium in July and August 2005. In addition to the shares issued to Tenaris, Ternium issued shares to other shareholders corresponding to their mandatory convertible loans. On February 23, 2006, the underwriters of Ternium’s IPO exercised an overallotment option under which Ternium issued an additional 37,267,080 shares (equivalent to 3,726,708 ADS). As a result of the IPO and the conversion of loans, as from February 6, 2006 onwards, Tenaris’ ownership stake in Ternium amounted to 11.5%.

On October 5, 2006, Tenaris and its subsidiaries Tubos de Acero de Mexico S.A. (“Tamsa”) and Siderca S.A.I.C. (“Siderca”) completed the acquisition of Maverick Tube Corporation (“Maverick), pursuant to which Maverick merged with and into O.S. Acquisition Corporation (“O.S. Acquisition”), a wholly owned subsidiary of Tenaris, incorporated in June 2006. On that date, the Company and its subsidiaries transferred to a paying agent for the transaction USD 65.0 per share in cash for each issued and outstanding share of Maverick’s common stock. The aggregate amount of the transaction was valued at USD 3,185 million, including Maverick’s net debt.

To finance the acquisition and the payment of related obligations, Tenaris and some of its subsidiaries entered into syndicated loan facilities in an aggregate of up to USD 2.7 billion. The balance was met from cash on hand.

With operations in the United States, Canada and Colombia, Maverick is a producer of welded oil country tubular goods (OCTG), line pipe and coiled tubing for use in oil and natural gas wells, also producing welded pipes for electrical conduits. Maverick has a combined annual capacity of two million short tons of steel pipes with a size range from one-quarter inch to 16 inches, and approximately 4,650 employees. In 2005, Maverick reported net revenues of approximately USD 1.8 billion, of which 82% were from its energy products division.

SHARES IN SUBSIDIARIES AND ASSOCIATED COMPANIES

After completing the reorganization and investment activities, Tenaris’s shares in subsidiaries and associated companies at December 31, 2006 were as follows:

Company	Country	% of ownership (*)	Book value at 12.31.2005 USD	Additions USD	Decreases USD	Book value at 12.31.2006 USD
Siderca S.A.I.C.	Argentina	100.0%	1,604,950,726	-	-	1,604,950,726
Dalmine S.p.A.	Italy	99.3%	167,286,699	25,292	(167,311,991)	-
Tubos de Acero de México S.A.	Mexico	100.0%	303,244,203	-	-	303,244,203
Tenaris Global Services S.A.	Uruguay	100.0%	63,047,650	-	-	63,047,650
Talta - Trading e Marketing Lda.	Madeira	100.0%	6,817	82,570,000	-	82,576,817
Tenaris Investments Limited	Ireland	100.0%	100,010,000	-	-	100,010,000
Tenaris Connections A.G.	Liechtenstein	100.0%	11,567,000	-	-	11,567,000
Tamsider LLC	United States of America	100.0%	87,752,000	-	-	87,752,000
Ternium S.A.	Luxembourg	11.5%	419,466,310	40,504,676	-	459,970,986
Sidtam Ltd.	B.V.I.	100.0%	7,702,000	-	-	7,702,000
O.S. Acquisition Corporation	United States of America	0.0%	-	1	(1)	-
Maverick Tube Corporation	United States of America	100.0%	-	1,380,421,829	-	1,380,421,829

Shares in subsidiaries and associated companies			2,765,033,405	1,503,521,798	(167,311,992)	4,101,243,211
(*)   IT REPRESENTS THE EQUITY INTEREST HELD DIRECTLY BY TENARIS AND THROUGH ANY OF ITS SUBSIDIARIES.

DIVIDENDS

The Annual Ordinary Shareholders’ Meeting held on June 7, 2006 approved a dividend payment of USD 354.1 million. Consequently on June 16, 2006 the Company paid a cash dividend in the amount of USD 204.2 million to complement the interim dividend paid on November 16, 2005, for a amount of USD 149.9 million.

Tenaris’s shareholders’ equity, reflecting the results for the financial year and dividend payments mentioned above, is as follows:

Item	Share	Legal	Share	Retained	Shareholders'
	capital	reserve	premium	earnings	equity
	USD	USD	USD	USD	USD

Balance at the beginning of the financial year	1,180,536,830	118,053,683	609,732,757	1,171,738,288	3,080,061,558

Dividends paid (1)	-	-	-	(204,232,872)	(204,232,872)

Profit for the financial year	-	-	-	559,591,293	559,591,293

Balance at the end of the financial year	1,180,536,830	118,053,683	609,732,757	1,527,096,709	3,435,419,979
(1)	As approved by the Ordinary Shareholders’ Meeting held on June 7, 2006.

SUBSEQUENT EVENTS

During January 2007 Tenaris received dividend payments from its subsidiaries Tamsa, Sidtam Ltd. (“Sidtam”) and Siderca for USD 43.2 million, USD 1.2 million and USD 314.3 million respectively.

On February 12, 2007, Tenaris announced it has entered into a definitive merger agreement pursuant to which Tenaris will acquire Hydril Company (“Hydril”) for USD 97 per share of Hydril’s common stock and USD 97 per share of Hydril’s Class B common stock, payable in cash. Hydril is leading North America manufacturer of premium connections and pressure control products for oil and gas drilling and production. For 2006, Hydril reported revenues of USD 503 million, operating income of USD 132.2 million and net income of USD 91.3 million under US GAAP. The transaction remains subject to the receipt of clearance from U.S. antitrust authorities, majority approval of Hydril´s shareholders and other customary conditions. Tenaris will finance the Hydril acquisition through a combination of cash on hand and debt, for which bank commitments have been secured.

OUTLOOK

We expect to sustain profitability given the positive outlook of the oil and gas industry and therefore demand for our products and services.

Carlos A. Condorelli Chief Financial Officer

Tenaris S.A.
Balance sheet as at December 31, 2006
(expressed in United States Dollars)	Note(s)	2006	2005
		USD	USD
ASSETS
Formation expenses	3.1	-	2,384
Fixed assets
- Intangible assets - Reorganization cost	3.2	3,430,004	6,590,124
Financial assets
- Shares in subsidiaries and associated companies	4.1	4,101,243,211	2,765,033,405
- Loans to subsidiaries and associated companies	4.2	64,759,095	93,731,189
Other receivables		2,125,190	-
		4,171,557,500	2,865,357,102
Current assets
- Intercompany loans and receivables	5	92,487,571	11,360,543
- Other receivables		598,510	100,630
- Short term investments	6	187,166,867	569,836,138
- Cash at banks		957,038	267,883
		281,209,986	581,565,194

Total assets		4,452,767,486	3,446, 922,296

LIABILITIES
Shareholders' equity	7
- Share capital		1,180,536,830	1,180,536,830
- Share premium		609,732,757	609,732,757
- Reserves
- Legal reserve	8	118,053,683	118,053,683
- Retained earnings	9	967,505,416	187,102,195
- Profit for the financial year		559,591,293	984,636,093
		3,435,419,979	3,080,061,558
Provisions
- Tax provision	10	257,427	251,878
- Other provisions		35,000	53,298
		292,427	305,176
Debts
- Intercompany	11
- due within a year		391,516,070	134,210,490
- due within more than a year		115,122,871	229,989,952
- Borrowings	12
- due within a year		63,243,577	-
- due within more than a year		444,444,444	-
- Accounts payable		2,728,118	2,355,120
		1,017,055,080	366,555,562

Total liabilities		4,452,767,486	3,446,922,296

The accompanying notes are an integral part of these annual accounts.

Tenaris S.A.

Profit and loss account for the financial year ended December 31, 2006

(expressed in United States Dollars)

	Note(s)	2006	2005
		USD	USD
CHARGES

Amortization of formation expenses	3.1	2,384	2,388

Amortization of reorganization cost	3.2	3,160,120	3,160,116

Administrative and general expenses	13	9,681,199	6,279,039

Loss on sale of shares in affiliated companies	4.1	511,991	-

Interest expense - Intercompany	11	14,525,218	7,921,801

Interest expense- Syndicated loan	12	7,688,021	-

Cost for issue of debt		209,877	-

Realized loss on exchange		28,372	3,331,102

Taxes	10	1,278,441	297,660

Profit for the financial year		559,591,293	984,636,093

Total charges		596,676,916	1,005,628,199

INCOME

Dividend income	14	566,831,284	449,269,790

Gain for sale of shares in affiliated companies	15	-	282,510,593

Other gain from transactions with affiliated companies	15	-	262,112,472

Interest income - intercompany	16	12,745,140	6,291,060

Interest income - third parties	17	14,263,531	3,606,964

Result on holding of short term investments		2,791,071	193,884

Realized gain on exchange		45,890	674,856

Other Income		-	968,580

Total income		596,676,916	1,005,628,199

The accompanying notes are an integral part of these annual accounts.

Tenaris S.A.

Notes to audited annual accounts as at December 31, 2006

Note 1 - Background and description of the business

Tenaris S.A. (the “Company” or “Tenaris”) was incorporated on December 17, 2001 under the name of Tenaris Holding S.A. as a limited liability company (taking advantage of the law of July 31, 1929, on holding companies) under the laws of Luxembourg. Then, on June 26, 2002, it changed its name to Tenaris S.A.

Tenaris’s objective is to invest mainly in companies that manufacture and market steel tubes and other businesses. Tenaris and its subsidiaries are leading manufacturers and suppliers of steel pipe products and services to the oil and gas and other industries, with production, distribution and service capabilities in key markets worldwide.

Tenaris prepares and publishes consolidated financial statements which include further information on Tenaris and its subsidiaries. They are available at the registered office of the Company, 46a avenue John F. Kennedy, L-1855, Luxembourg.

Note 2 - Summary of significant accounting policies

2.1	Accounts

The accounts have been prepared in accordance with Luxembourg legal requirements and accounting standards, on a basis consistent to that used in the annual accounts for the financial year ended December 31, 2005.

Certain comparative amounts have been reclassified to conform to changes in presentation in the current year.

2.2	Foreign currency translation

Loans to subsidiaries, current assets and liabilities denominated in currencies other than the United States dollar (“USD”) are translated into USD at the rate of exchange at the balance sheet date. The resulting gains or losses are reflected in the Profit and loss account for the financial year. Income and expenses in currencies other than the USD are translated into USD at the exchange rate prevailing at the date of each transaction.

2.3	Formation expenses

Formation expenses were amortized over a period of five years.

2.4	Reorganization cost

Reorganization cost comprises mainly fees for professional services that were incurred in the reorganization process. These costs are amortized over a period of five years.

Tenaris S.A.

Notes to audited annual accounts as at December 31, 2006

Note 2 - Summary of significant accounting policies (Cont’d)

2.5	Financial assets

Financial assets are stated at cost, adding to the price paid the expenses incidental thereto. In case of other than a temporary decline in the value of an investment, its carrying value will be reduced to recognize this decline. Reductions in the carrying value will be reversed in case of a rise in the value of the investment or when the reasons for the reduction no longer exist.

2.6	Short term investments

Short term investments are valued at market value, expressed in USD, at the balance sheet date.

2.7	Financial debts

Borrowings are stated at amortized cost. The related transaction costs are initially recognized as an asset, and subsequently written off over the period of the debt.

2.8	Interest rate swaps

Interest rate swaps are stated at cost. Considering the Company has entered into zero cost interest rate swaps, as mentioned in Note 12, no value has been assigned to them at the balance sheet date.

Note 3 - Formation expenses and Fixed assets

3.1 Formation expenses	2006	2005
	USD	USD
Cost	12,467	12,467
Adjustment	(532)	(532)
	11,935	11,935
Amortization
- at the beginning of the financial year	9,551	7,163
- charge for the financial year	2,384	2,388
- at the end of the financial year	11,935	9,551
Net book value at the end of the financial year	-	2,384

Tenaris S.A.

Notes to audited annual accounts as at December 31, 2006

3.2 Fixed assets - Intangible assets - Reorganization cost
	2006	2005
	USD	USD
Value at the beginning of the financial year	15,800,610	15,800,610
Net disposals	-	-
	15,800,610	15,800,610
Amortization
- at the beginning of the financial year	9,210,486	6,050,370
- charge for the financial year	3,160,120	3,160,116
- at the end of the financial year	12,370,606	9,210,486
Net book value at the end of the financial year	3,430,004	6,590,124

Note 4 - Financial assets

4.1	Shares in subsidiaries and associated companies

Investments in subsidiaries and associated companies at December 31, 2006 (expressed in USD) comprise:
Company	Country	% of ownership (*)	Book value at 12.31.2005 USD	Additions USD	Decreases USD	Book value at 12.31.2006 USD
Siderca S.A.I.C.	Argentina	100.0%	1,604,950,726	-	-	1,604,950,726
Dalmine S.p.A.	Italy	99.3%	167,286,699	25,292	(167,311,991)	-
Tubos de Acero de México S.A.	Mexico	100.0%	303,244,203	-	-	303,244,203
Tenaris Global Services S.A.	Uruguay	100.0%	63,047,650	-	-	63,047,650
Talta - Trading e Marketing Lda.	Madeira	100.0%	6,817	82,570,000	-	82,576,817
Tenaris Investments Limited	Ireland	100.0%	100,010,000	-	-	100,010,000
Tenaris Connections A.G.	Liechtenstein	100.0%	11,567,000	-	-	11,567,000
Tamsider LLC	United States of America	100.0%	87,752,000	-	-	87,752,000
Ternium S.A.	Luxembourg	11.5%	419,466,310	40,504,676	-	459,970,986
Sidtam Ltd.	B.V.I.	100.0%	7,702,000	-	-	7,702,000
O.S. Acquisition Corporation	United States of America	0.0%	-	1	(1)	-
Maverick Tube Corporation	United States of America	100.0%	-	1,380,421,829	-	1,380,421,829

Shares in subsidiaries and associated companies			2,765,033,405	1,503,521,798	(167,311,992)	4,101,243,211

Tenaris S.A.

Notes to audited annual accounts as at December 31, 2006

(*) IT REPRESENTS THE equity interest held directly by Tenaris and through any of its subsidiaries.

Note 4 - Financial assets (Cont’d)

4.1	Shares in subsidiaries and associated companies (Cont’d)

Ternuim
On February 6, 2006, Ternium S.A. (“Ternium”) completed its initial public offering (“IPO”) of shares, issuing an additional 248,447,200 shares (equivalent to 24,844,720 ADS) at a price of USD 2.0 per share, or USD 20.0 per ADS. Tenaris received an additional 20,252,338 shares upon the mandatory conversion of its two loans granted to Ternium in July and August 2005. In addition to the shares issued to Tenaris, Ternium issued shares to other shareholders corresponding to their mandatory convertible loans. On February 23, 2006, the underwriters of Ternium’s IPO exercised an overallotment option under which Ternium issued an additional 37,267,080 shares (equivalent to 3,726,708 ADS). As a result of the IPO and the conversion of loans, as from February 6, 2006 onwards, Tenaris’ ownership stake in Ternium amounted to 11.5%.

Dalmine
During the first quarter of 2006, the Company continued purchasing Dalmine S.p.A. (“Dalmine”) remaining shares from third parties according to Italian regulations at 0.10 EUR per share, being the total acquisition of 210,943 shares.

On April 12, 2006 Tenaris entered into a “Purchase and Sale Agreement” with its subsidiary Talta - Trading e Marketing Lda. (“Talta”). Pursuant this agreement, the Company transferred its equity stake in Dalmine to Talta for an amount of USD 166.8 million. As a result, Tenaris recognized a loss of USD 0.5 million under the caption “Loss on sale of shares in affiliated companies” in the Profit and loss account.

Talta
Also on April 12, 2006, Tenaris made an irrevocable and non-refundable contribution to Talta for an amount of USD 82.6 million.

Maverick
On October 5, 2006, Tenaris and its subsidiaries Tubos de Acero de Mexico S.A. (“Tamsa”) an Siderca S.A.I.C. (“Siderca”) completed the acquisition of Maverick Tube Corporation (“Maverick), pursuant to which Maverick merged with and into O.S. Acquisition Corporation (“O.S. Acquisition”), a wholly owned subsidiary of Tenaris, incorporated in June 2006. On that date, the Company and its subsidiaries transferred to a paying agent for the transaction USD 65.0 per share in cash for each issued and outstanding share of Maverick’s common stock. The aggregate amount of the transaction was valued at USD 3,185 million, including Maverick’s net debt.

Tenaris S.A.

Notes to audited annual accounts as at December 31, 2006

To finance the acquisition and the payment of related obligations, Tenaris and some of its subsidiaries entered into syndicated loan facilities in an aggregate of up to USD 2.7 billion (see Note 12). The balance was met from cash on hand.

With operations in the United States, Canada and Colombia, Maverick is a producer of welded oil country tubular goods (OCTG), line pipe and coiled tubing for use in oil and natural gas wells, also producing welded pipes for electrical conduits. Maverick has a combined annual capacity of two million short tons of steel pipes with a size range from one-quarter inch to 16 inches, and approximately 4,650 employees. In 2005, Maverick reported net revenues of approximately USD 1.8 billion, of which 82% were from its energy products division.

In connection with the financing of the Maverick acquisition, the Company and Tamsa pledged to the lenders under the Tenaris syndicated term loan agreement described in Note 12, 75% of the issued and outstanding shares of capital stock of Maverick. Immediately upon each payment or prepayment under the Tenaris loan agreement, the number of shares subject to the pledge shall be reduced by the percentage by which the aggregate outstanding principal amount of the loans under such agreement is reduced by operation of such payment or prepayment until the aggregate outstanding principal amount of such loans is less than or equal to USD 250.0 million. In addition, Tamsa and Siderca granted drag-along rights in favor of the lenders under the Tenaris loan agreement with respect to the remaining 25.0% of the issued and outstanding shares of capital stock of Maverick.

4.2	Loans to subsidiaries and associated companies

	2006	2005
	USD	USD

Talta - Trading e Marketing Lda.	62,679,990	51,294,279
Ternium S.A.	-	40,357,805
Consorcio Siderurgia Amazonia Ltd.	2,079,105	2,079,105
	64,759,095	93,731,189

In July 2004, Tenaris granted a loan to Talta, for a nominal value of USD 60.3 million for the indirect acquisition of an industrial facility in Venezuela. In December 2006, Tenaris and Talta renegotiated the terms and conditions, capitalizing USD 5.6 million of interest and recalculating the short and long term portions. The non current portion at December 31, 2006 amounts USD 62.7 million.

Tenaris S.A.

Notes to audited annual accounts as at December 31, 2006

On July 28, 2005 and August 16, 2005 Tenaris and Ternium entered into two convertible loan agreements, pursuant to which Tenaris made two loans to Ternium for USD 21.7 million and USD 18.0 million, respectively; corresponding to “Excess Cash” received from Consorcio Siderurgia Amazonia Ltd. (“Amazonia”) and Ylopa Serviços de Consultadoria Lda. (“Ylopa”) during the second and third quarter of 2005. On February 6, 2006 the two loans were converted into shares in Ternium, as explained in Note 4.1.

Note 5 - Intercompany loans and receivables
	2006	2005
	USD	USD

Talta - Trading e Marketing Lda. (1)	91,760,762	11,294,079
Tenaris Financial Services S.A.	293	34
Tenaris Investments Limited	2,051	66,430
Siderca S.A.I.C.	724,465	-
	92,487,571	11,360,543

(1) It includes the short term portion of the loan mentioned in Note 4.2 and another loan of USD 84.2 million plus interest for the transfer of Dalmine shares mentioned in Note 4.1.

Note 6 - Short term investments

	2006	2005
	USD	USD

Time deposits with subsidiaries	278,274	183,286,698
Liquidity funds	172,149,107	351,745,016
Agency Bonds	14,739,486	34,804,424
	187,166,867	569,836,138

Note 7 - Shareholders’ equity

Item	Share	Legal	Share	Retained	Shareholders'
	capital	reserve	premium	earnings	equity
	USD	USD	USD	USD	USD

Balance at the beginning of the financial year	1,180,536,830	118,053,683	609,732,757	1,171,738,288	3,080,061,558
Dividends paid (1)	-	-	-	(204,232,872)	(204,232,872)
Profit for the financial year	-	-	-	559,591,293	559,591,293
Balance at the end of the financial year	1,180,536,830	118,053,683	609,732,757	1,527,096,709	3,435,419,979
(1) As approved by the Ordinary Shareholders’ Meeting held on June 7, 2006.

Tenaris S.A.

Notes to audited annual accounts as at December 31, 2006

The authorized capital of the Company amounts to USD 2,500 million. The total authorized share capital of the Company is represented by 2,500,000,000 shares with a par value of USD 1 per share. The total capital issued and fully paid-up at December 31, 2006 was 1,180,536,830 shares with a par value of USD 1 per share.
The Board of Directors is authorized to increase the issued share capital, through issues of shares within the limits of the authorized capital for a period of 5 years starting June 26, 2002.

Note 8 - Legal reserve

In accordance with Luxembourg law, the Company is required to set aside a minimum of 5% of its annual net profit for each financial period to a legal reserve. This requirement ceases to be necessary once the balance on the legal reserve has reached 10% of the issued subscribed capital. The Company’s reserve has already reached this 10%. The legal reserve is not available for distribution to the shareholders.

Note 9 - Retained earnings

Dividends may be paid by Tenaris upon the Ordinary Shareholders’ Meeting’s approval, to the extent distributable reserve and distributable retained earnings exist, and providing the compliance of the covenant related to restricted payments stated in Note 12.

At December 31, 2006, the distributable reserve, distributable retained earnings and profit for the financial year of Tenaris under Luxembourg law totalled USD 1,527.1 million.

Note 10 - Taxes

The Company is subject to the tax regime applicable to billionaire holdings as defined by the law dated July 31, 1929.

Following a previously announced decision by the European Commission, the Grand-Duchy of Luxembourg has terminated its 1929 holding company regime, effective January 1, 2007. However, under the implementing legislation, pre-existing publicly listed companies -including Tenaris- will be entitled to continue benefiting from their current tax regime until December 31, 2010.

Tenaris S.A.

Notes to audited annual accounts as at December 31, 2006

Withholding taxes on dividends received, amounting to USD 780 thousands, are also included under this caption.

Note 11 - Debts - Intercompany

Due within a year	2006	2005
	USD	USD

Accounts payable (1)	3,187,980	195,054
Loans for acquisition of shares in subsidiaries and associated companies (2)	289,719,090	35,406,436
Debts for acquisition of shares in subsidiaries and associated companies (1)	98,609,000	98,609,000
	391,516,070	134,210,490

Due within more than a year	2006	2005
	USD	USD

Loans for acquisition of shares in subsidiaries and associated companies (2)	115,122,871	229,989,952
	115,122,871	229,989,952

(1) Are interest free and have no fixed terms of repayment.
(2) Terms and conditions:

	2006					2005
Lender	Due	Interest	Principal	Current	Non-current	Current	Non-current
		Rate	USD	USD	USD	USD	USD

Siderca International ApS	2007	L + 0.5%	226,602,000	240,650,317	-	-	229,989,952
Tamsider LLC	2007	L + 0.5%	36,529,295	37,425,860	-	35,406,436	-
Tenaris Investments Limited	2007	L + 0.5%	9,800,000	9,940,440	-	-	-
Tenaris Financial Services S.A.	2011	L + 0.5%	65,756,213	942,323	65,756,213	-	-
Dalmine S.p.A.	2011	L + 1.0%	43,116,658	670,584	43,116,658	-	-
Techint Investments Netherlands B.V.	2011	L + 0.5%	6,250,000	89,566	6,250,000	-	-
				289,719,090	115,122,871	35,406,436	229,989,952

Tenaris S.A.

Notes to audited annual accounts as at December 31, 2006

Note 12 - Borrowings

Due within a year	2006	2005
	USD	USD

Principal - short term portion	55,555,556	-
Interest accrued	7,688,021	-
	63,243,577	-

Due within more than a year	2006	2005
	USD	USD

Principal - long term portion	444,444,444	-
	444,444,444	-

It represents a syndicated term loan agreement, for an amount of USD 500 million, entered for the acquisition of Maverick explained in Note 4.1; which accrues interest at Libor plus 1% and is payable in 9 equal installments, the first one due in October 2007 and each of the following 8, every six months.

The main covenants on this loan agreement are limitations on liens and encumbrances, restrictions on investments, limitations on the sale of certain assets and compliance with certain ratios (such as the leverage ratio or the debt service ratio as calculated on the Company’s consolidated and unconsolidated financial statements, respectively). In addition, Tenaris is subject to pledges of certain assets and limitations on restricted payments (such as dividends, repurchase or redemption of shares) to the extent that an event of default has occurred or, for so long as the outstanding principal amount under the syndicated loan facility to Tenaris equals to or exceeds USD 425.0 million, if those payments exceed the greater of USD 475.0 million or 25.0% of consolidated net income.

Tenaris S.A.

Notes to audited annual accounts as at December 31, 2006

To partially hedge future interest payments, as well as to minimize the effect of floating rates, Tenaris has entered into zero cost interest rate swaps. In these contracts, effective as from April 2007, the Company has agreed to exchange with the counterparty, at specified intervals, the difference between interest amounts calculated by reference to an agreed-upon notional principal amount of USD 300.0 million, to the extent that it is lower than the floor or greater than the cap established in such contracts.

Note 13 - Administrative and general expenses
	2006	2005
	USD	USD

Services and fees	7,133,128	4,012,580
Labor cost	104,306	105,714
Board of Director’s accrued fees	2,173,500	1,838,002
Others	270,265	322,743
	9,681,199	6,279,039

Note 14 - Dividend income

During the financial year, the Company received the following dividends from its subsidiaries and associated companies:

	2006	2005
	USD	USD

Sidtam Ltd.	7,504,764	1,519,991
Tenaris Connections A.G.	19,500,000	-
Tenaris Global Services S.A.	280,000,000	-
Tubos de Acero de México S.A.	259,826,520	101,229,261
Siderca S.A.I.C.	-	270,311,745
Ylopa - Serviços de Consultadoria Lda.	-	50,312,872
Invertub S.A.	-	25,895,921
	566,831,284	449,269,790

Tenaris S.A.

Notes to audited annual accounts as at December 31, 2006

Note 15 - Gain for sale of shares in affiliated companies and Other gain from transactions with affiliated companies

Gain for sale of shares in affiliated companies
Tenaris was the beneficiary of 24.4% share of a convertible loan payable by Amazonia to Ylopa. In February 2005, Tenaris elected to convert its outstanding subordinated loan with Amazonia into equity. The conversion was contemplated under the agreements governing Siderúrgica del Orinoco C.A. (“Sidor”) and Amazonia’s debt restructuring in June 2003, and consequently Tenaris increased its direct and indirect participation. This transaction resulted in a gain of USD 72.9 million included under the caption “Gain for sale of shares in affiliated companies” in the Profit and loss account for the financial year ended on December 31, 2005.

On September 9, 2005, Tenaris exchanged its equity interest in Amazonia and Ylopa for 209,460,856 shares in Ternium. The Company accounted for this transaction on the basis of the equity value informed by Ternium as arising from the initial consolidated financial statements. As a result, Tenaris recognized a gain of USD 209.6 million under the caption “Gain for sale of shares in affiliated companies” in the Profit and loss account for the financial year ended on December 31, 2005.

Other Gain from transactions with affiliated companies
Also during 2005, Tenaris received USD 39.6 million as “Excess Cash” from Amazonia and Ylopa, which were recorded under the caption “Other gain from transactions with affiliated companies” of the Profit and loss account for the financial year ended on December 31, 2005. This amount was lent to Ternium in the form of two convertible loans (See Note 4.2).

On November 28, 2005 Tamsa Shareholders’ meeting decided to reduce the 46.7% of its share capital. As a result of this transaction the company recognized a gain under the caption “Other Gain from transactions with affiliated companies” of USD 222.5 million in the Profit and loss account.

For the financial year ended December 31, 2006 no gain were incurred due to affiliated companies transactions.

Tenaris S.A.

Notes to audited annual accounts as at December 31, 2006

Note 16 - Interest income - intercompany

During the financial year, the Company accrued the following interest from its loans to and times deposits with subsidiaries and associated companies:

	2006	2005
	USD	USD

Talta - Trading e Marketing Lda.	7,883,175	3,590,093
Tenaris Invetsments Limited	4,634,988	1,793,497
Ternium S.A.	146,871	629,030
Tenaris Financial Services S.A.	80,106	59,427
Ylopa - Serviços de Consultadoria Lda.	-	219,013
	12,745,140	6,291,060

Note 17 - Interest income - third parties

During the financial year, the Company accrued the following interest mainly from its short term investments:
	2006	2005
	USD	USD

Liquidity funds	11,867,442	2,452,332
Agency Bonds	2,396,089	-
Others	-	1,154,632
	14,263,531	3,606,964

Tenaris S.A.

Notes to audited annual accounts as at December 31, 2006

Note 18 - Off balance sheet commitments

In addition to the covenants of the syndicated term loan agreement mentioned in Note 12, and as result of the Maverick acquisition, the Company has fully and unconditionally guaranteed to each holder of 1.875% Convertible Senior Subordinated Notes (the “Notes”) issued by Maverick in November 15, 2005 and due in 2025, the due and punctual payment of the principal of and any premium and interest on such Notes.

Note 19 - Parent Company

The Company is controlled by San Faustin N.V., a Netherlands Antilles corporation, which owns 60.4% of the Company's outstanding shares, either directly or through its wholly -owned subsidiary I.I.I. Industrial Investments Inc., a Cayman Islands corporation. San Faustin N.V. is controlled by Rocca & Partners, a British Virgin Islands corporation.

Note 20 - Subsequent Events

During January 2007 Tenaris received dividend payments from its subsidiaries Tamsa, Sidtam Ltd. (“Sidtam”) and Siderca for USD 43.2 million, USD 1.2 million and USD 314.3 million respectively.

On February 12, 2007, Tenaris announced it has entered into a definitive merger agreement pursuant to which Tenaris will acquire Hydril Company (“Hydril”) for USD 97 per share of Hydril’s common stock and USD 97 per share of Hydril’s Class B common stock, payable in cash. Hydril is leading North America manufacturer of premium connections and pressure control products for oil and gas drilling and production. For 2006, Hydril reported revenues of USD 503 million, operating income of USD 132.2 million and net income of USD 91.3 million under US GAAP. The transaction remains subject to the receipt of clearance from U.S. antitrust authorities, majority approval of Hydril´s shareholders and other customary conditions. Tenaris will finance the Hydril acquisition through a combination of cash on hand and debt, for which bank commitments have been secured.

Carlos A. Condorelli Chief Financial Officer